

2019
**Proxy
Statement**
& Notice of Annual Meeting



Proxy Guide

Corporate Governance

Compensation

Audit Matters

Shareholder Proposals

Additional Information

WHY ARE WE SENDING YOU THESE MATERIALS?

On behalf of our board of directors, we are making these materials available to you (beginning on April 18, 2019) in connection with Cognizant's solicitation of proxies for our 2019 annual meeting of shareholders.

WHAT DO WE NEED FROM YOU?

Please read these materials and submit your vote and proxy using the Internet, by telephone or, if you received your materials by mail, you can also complete and return your proxy by mail.

Chairman's Letter



MICHAEL PATSALOS-FOX
Chairman

"With Brian's extensive technology and execution experience, we believe he is the right person to lead our company's digital strategy and pursue what we see as a tremendous opportunity for enhancing our role with clients while building on the company's legacy of growth and innovation under Frank."

April 18, 2019

To Our Shareholders:

I am delighted to write to you in my new capacity as chairman of the board of directors, a position I assumed from fellow director, John Klein, in September 2018. I thank John for his leadership, commitment and countless contributions to the company over the nearly 15 years that he served as chairman of the board. The growth and success of our company during his term has been remarkable, and we are grateful to continue to benefit from John's wisdom and experience as a director.

The last few years, and in particular the last year, have involved significant changes to our company leadership, strategy and governance that are at the core of a board's fiduciary role. We believe the changes undertaken by the board, discussed below, will enable our company to continue its successful pivot to digital and provide increased value for our shareholders in the years ahead.

CEO Succession

A critical role for any board is to select the right leadership for the company. On February 6, 2019, after a thorough search process, we announced that Brian Humphries would succeed Francisco (Frank) D'Souza as Cognizant's CEO. Brian is a broadly experienced technology executive who has worked successfully across global companies, cultures and roles, leading enterprise-wide transformations through focused execution, often in highly competitive market segments. Brian joins us from Vodafone Group plc, one of the world's largest telecommunications companies, where he was CEO of Vodafone Business and a member of Vodafone Group's Executive Committee. Vodafone Business, which accounted for nearly a third of Vodafone Group's service revenue in 2018 with approximately €12 billion in sales globally, consists of all business-to-business fixed and mobile customers, as well as Vodafone's Internet of Things business, Cloud & Security and Carrier Services.

A wide range of industries are undergoing a shift to sophisticated digital technologies. Companies turn to professional services firms like Cognizant to help them successfully undertake that shift and, in many instances, fundamentally alter their business to compete in the digital world. With Brian's extensive technology and execution experience, we believe he is the right person to lead our company's digital strategy and pursue what we see as a tremendous opportunity for enhancing our role with clients while building on the company's legacy of growth and innovation under Frank.

On behalf of the entire board, I extend deep gratitude to Frank for his relentless dedication and pioneering leadership of our company. During his 12-year tenure as CEO, Cognizant increased its annual revenue more than ten-fold, ascending into the Fortune 200 while generating substantial shareholder value. And in the last few years, Cognizant returned considerable capital to shareholders and undertook a navigated shift to a more balanced approach between revenue growth and profitability. My fellow board members and I are thankful that Frank will remain on the board as vice chairman so that we may continue to benefit from his experience and insights.

Strategy Formulation

Another fundamental board role is working with management on developing company strategy, approving that strategy and overseeing management's execution of it. The board's approach has been to develop a multi-year strategic plan that is evaluated at least annually and updated as needed. On an annual basis we convene an extended board meeting with the company's senior management to focus on reviewing and updating the strategy in light of industry developments and market opportunities, and additional strategy sessions are held as needed.

Our management team has spoken publicly for a number of years about the company's large and growing market opportunity as clients navigate the shift to digital. The continued advancement of the company's digital capabilities is at the core of our plans for sustainable strong growth and value creation. To provide further transparency to our shareholders and the investment community on these topics, we held our first ever investor day in November 2018 to provide greater specificity about our strategy, capabilities and medium-term plans for creating shareholder value. The plans presented were derived from the ongoing strategy development process, which the board has been integrally involved with. Four of our directors, including me, attended our investor day to see the presentations, hear the questions and meet with investors in person.

Risk Management

> "Our board is committed to a proactive approach to risk identification and management to inform and refine execution of the company's strategy and protect shareholder value."

No board's strategic focus would be complete without sufficient attention to risk management. The board has for many years operated with an enterprise risk management ("ERM") process in which our Vice President – Enterprise Risk Management and Internal Audit reports to the board and its committees on a quarterly basis. This ERM process includes such important risk topics as cybersecurity, data privacy, information security, changes in laws and regulations and compliance. In 2018, the board undertook a detailed review of the responsibilities of each of its committees with respect to the oversight of the company's key enterprise risks and made various changes to shift responsibility for oversight of a number of such risks from the Audit Committee to other committees to provide a more balanced distribution of the workload. For example, given heightened sensitivity in recent years to cybersecurity risks and increased focus on data privacy in light of the European Union's adoption of the Global Data Protection Regulation in 2018, both risk topics were moved to the Nominating, Governance and Public Affairs Committee to ensure that adequate director time is devoted to each of these risks. More information on the changes can be found on **page 19** of the enclosed proxy statement. Our board is committed to a proactive approach to risk identification and management to inform and refine execution of the company's strategy and protect shareholder value.

Aligning Executive and Shareholder Interests

Each year, our Management Development and Compensation Committee reviews and updates our executive compensation program to ensure it continues to provide the right incentives for the achievement of the company strategy and objectives and aligns executive interests with those of shareholders while avoiding the incentivizing of excessive risk-taking. Our executive compensation program has long utilized high percentages of performance-based and equity-based compensation relative to our peer group companies. In 2017, in light of our strategic shift to a more balanced approach between revenue growth and profitability, the committee adjusted the performance stock units ("PSUs") used to provide long-term performance-based compensation to weight revenue and profitability metrics 50% / 50% (vs. the prior 75% / 25% weighting). We continued that approach in 2018, while setting performance goals for both cash and equity performance-based compensation at levels designed to incentivize the achievement of company objectives. From a compensation risk perspective, the high percentage of long-term, full-value equity awards, both PSUs and time-based restricted stock units, provides a strong level of alignment between executive and shareholder interests. Additionally, the committee designed our new CEO's compensation package to include PSUs that are tied to total shareholder return metrics, which will help further align pay and performance with shareholder interests.

> "Our board members come from diverse backgrounds – a global composition that we value for a global company."

Board Refreshment

We strive to have directors with the right mix of skills and characteristics to enable the board to be most effective in helping Cognizant navigate its constantly changing business needs. We value a board that is diverse in experience, knowledge, characteristics, tenure and age. We look for candidates with experience managing global enterprises and businesses in the professional services and technology sectors and the various industries that we serve. We also strive for a healthy mix of corporate development, financial reporting, operational, governance and risk management experience needed for us to effectively govern a large, global, publicly-traded company. Our board members come from diverse backgrounds – a global composition that we value for a global company.

We maintain an ongoing board refreshment process overseen by our Nominating, Governance and Public Affairs Committee to identify skills and characteristics of potential directors that would enhance the board and seek out candidates that possess such skills and characteristics. Four of our current independent directors joined over the last four years as a result of that selection process, providing us with valuable new insights and experience. We also have some long-tenured directors who provide a depth of experience with respect to Cognizant and our business.

2019 Annual Meeting

I cordially invite you to attend our 2019 annual meeting of shareholders, which will be held via live webcast on Tuesday, June 4, 2019, at 9:30 a.m. Eastern Time.

I encourage you to read the enclosed Notice of 2019 Annual Meeting and proxy statement, which includes instructions on how to vote your shares by proxy and/or attend the annual meeting and vote during the meeting.

On behalf of my fellow board members, we thank you for your continued support.

Sincerely,

MICHAEL PATSALOS-FOX
Chairman of the Board of Directors

Notice of 2019 Annual Meeting

LOGISTICS

Date Tuesday, June 4, 2019

Time *Online check-in begins*:
9:15 a.m. Eastern Time
Meeting begins:
9:30 a.m. Eastern Time

Place Via live webcast – please visit **www.virtualshareholdermeeting. com/CTSH2019**

HOW TO VOTE

Your vote is very important. You may vote using any of the following methods:

Use the Internet
Vote over the Internet at **www.proxyvote.com**.

Call
Vote by telephone by calling 800-690-6903.

Mail Your Proxy Card
Vote by signing, dating and returning the proxy card.

Q&A

Who can vote at the annual meeting?
Shareholders as of our record date, April 8, 2019.

How many shares are entitled to vote?
569,276,448 shares of common stock.

May I change my vote?
Yes, by delivering a new proxy with a later date, revoking your proxy, or voting at the annual meeting.

How many votes do I get?
One vote on each proposal for each share you held as of April 8, 2019.

Where can I find more information?
See "Additional Information" on **page 65**.

Our proxy statement and 2018 annual report are available at **www.proxyvote.com**.

To Our Shareholders:

You are invited to attend the 2019 annual meeting of shareholders of Cognizant Technology Solutions Corporation. This notice includes important information about the meeting.

Our annual meeting will be held on Tuesday, June 4, 2019, at 9:30 a.m. Eastern Time, via live webcast. We are excited to embrace virtual meeting technology that we believe provides expanded shareholder access while providing shareholders the same rights and opportunities to participate as they would have at an in-person meeting. During the virtual meeting, you may ask questions and will be able to vote your shares electronically. To participate in the annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. We encourage you to allow ample time for online check-in, which will begin at 9:15 a.m. Eastern Time. Please note that there is no in-person annual meeting for you to attend.

At the annual meeting, our shareholders will be asked to vote on the management proposals and shareholder proposals set forth below. The board recommends that you vote your shares as indicated below.

	AGENDA	RECOMMENDATION
1	Elect the following as directors to serve until the 2020 annual meeting of shareholders: Zein Abdalla Brian Humphries Maureen Breakiron-Evans John E. Klein Jonathan Chadwick Leo S. Mackay, Jr. John M. Dineen Michael Patsalos-Fox Francisco D'Souza Joseph M. Velli John N. Fox, Jr.	✅ **FOR** each director nominee. **See page 8**
2	Approve, on an advisory (non-binding) basis, the compensation of the company's named executive officers.	✅ **FOR** this proposal. **See page 29**
3	Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year ending December 31, 2019.	✅ **FOR** this proposal. **See page 58**
4	Consider a shareholder proposal requesting that the company provide a report disclosing its political spending and related company policies (if properly presented).	❌ **AGAINST** this proposal. **See page 60**
5	Consider a shareholder proposal requesting that the board of directors adopt a policy and amend the company's governing documents to require that the chairman of the board be an independent director (if properly presented).	❌ **AGAINST** this proposal. **See page 62**

By Order of the Board of Directors,

Matthew W. Friedrich

MATTHEW W. FRIEDRICH
Secretary
Teaneck, New Jersey
April 18, 2019

Corporate Governance

Governance Highlights

Governance Changes

New CEO and Director

On April 1, 2019, Brian Humphries succeeded Francisco D'Souza as CEO of the company and joined the board. Mr. Humphries is a broadly experienced technology executive who has worked successfully across global companies, cultures and roles, leading enterprise-wide transformations through focused execution, often in highly competitive market segments. He brings a global perspective and a keen knowledge of our business and the technologies with which we innovate.

New Board Chairman

In September 2018, our board elected Michael Patsalos-Fox, an existing independent member of our board, to succeed John Klein as chairman. He brings extensive management, technology and consulting experience to his new role as well as a fresh perspective that we believe will help foster our continued development and growth in the digital era.

Risk Oversight Reallocation Among Committees

As the result of a detailed review process in 2018, the board reallocated responsibilities among its four standing committees to better balance workload and the oversight of the company's key enterprise risks. See **page 19** for more information. As renamed to reflect their updated responsibilities, our four standing committees are as follows:

Audit Committee	Finance Committee
Nominating, Governance and Public Affairs Committee ("Governance Committee")	Management Development and Compensation Committee ("Compensation Committee")

10% Special Meeting Threshold

In September 2018, in response to a shareholder proposal that received majority support at our 2018 annual meeting, our board amended our by-laws to reduce the percentage of outstanding shares required for shareholders to request a special meeting from 25% to 10%.

Director Attendance

There were 15 meetings of the board during 2018. Each director standing for election at the annual meeting attended at least 95% of the aggregate of (i) all meetings of the board held during the period in which he or she served as a director and (ii) the total number of meetings held by the committees on which he or she served during the period, if applicable.

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of shareholders. For the 2018 annual meeting, Mr. D'Souza acted as chairman and 9 of the 11 then-current directors attended by teleconference.

Key Governance Practices

Shareholder Rights and Engagement

- ✓ Annual director elections / no classified board
- ✓ Proxy access
- ✓ Shareholders right to call special meeting
- ✓ Annual vote to ratify selection of independent registered public accounting firm
- ✓ No poison pill

Board of Directors

- ✓ Majority of independent directors (9 of 11)
- ✓ Separate chairman and CEO positions since 2003
- ✓ Majority voting in director elections
- ✓ Directors limited to service on no more than 4 other public company boards (2 in the case of a public company CEO)
- ✓ Annual review of skills, expertise, diversity and other characteristics of individual board members as part of overall analysis of board composition
- ✓ A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign
- ✓ Regular executive sessions of independent directors
- ✓ Annual board and committee self-assessments

AVERAGE DIRECTOR NOMINEE ATTENDANCE AT 2018 MEETINGS

99%
B Board of Directors

100%
A Audit Committee

100%
F Finance Committee

100%
G Governance Committee

100%
C Compensation Committee

Board Overview

Independence



9

OUT OF 11 ARE INDEPENDENT

Brian Humphries
CEO of Cognizant

Mr. Humphries brings our board extensive senior leadership experience at public companies in the technology sector, having served as CEO, Vodafone Business, for Vodafone Group plc, and in various senior roles for Dell Technologies, including as President and COO, Infrastructure Solutions Group, and for Hewlett-Packard, including as SVP, Emerging Markets.

Birthplace



Michael Patsalos-Fox
Chairman of Cognizant's Board
CEO of Vidyo and Former Chairman,
the Americas of McKinsey & Company

Mr. Patsalos-Fox brings our board decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure in senior roles with McKinsey & Company and his role as CEO for Vidyo, as well as expertise in the cybersecurity space from his prior experience as CEO of Stroz Friedberg.

Birthplace

C F G



Joseph M. Velli
Former Senior EVP of The Bank of New York

Mr. Velli brings our board experience in creating, building and leading large scale, technology and software platform businesses as a Senior EVP for The Bank of New York (now BNY Mellon) and as CEO of Convergex Group.

Birthplace

A G



Other Public Company Boards
Computershare
Paychex

Leo S. Mackay, Jr.
SVP, Ethics and Enterprise Assurance of Lockheed Martin Corporation

Mr. Mackay brings our board auditing and compliance expertise as well as expertise in the security and government contracting spaces acquired through his senior leadership roles at Lockheed Martin, where he currently serves as SVP, Ethics and Enterprise Assurance.

Birthplace

A C



Tenure

7

AVERAGE TENURE

20

15

10

5

Key

Committees
A Audit Committee
C Compensation Committee
F Finance Committee
G Governance Committee
CHAIR Committee Chair
+ Audit Committee Financial Expert

Key Qualifications
⚑ Public Company Leadership
Technology and Consulting Services
Talent Management
Security
Regulated Industries
Operations Management
Public Company Governance
International Business Development
Finance, Accounting and Risk Management

John E. Klein
President and CEO of Polarex
Former Chairman of Cognizant's Board

Mr. Klein brings our board extensive technology consulting experience, having founded a technology consulting firm, Polarex, Inc., and through his previous positions with MDIS Group (now Northgate Information Solutions) and leading technology companies International Business Machines and Digital Equipment Corporation.

Birthplace

A C G



Francisco D'Souza
Vice Chairman of Cognizant's Board
Former CEO of Cognizant

Mr. D'Souza, our former CEO and co-founder, brings our board invaluable experience from his 25 years at Cognizant, including his 12 years as CEO.



Birthplace

F



Other Public Company Boards
General Electric

Zein Abdalla
Former President of PepsiCo

Mr. Abdalla brings our board decades of experience leading and shaping large scale operations across the world as President and a manager of key divisions of PepsiCo.



Birthplace

A   G
    CHAIR



Other Public Company Boards
The TJX Companies

Maureen Breakiron-Evans
Former CFO of Towers Perrin

Ms. Breakiron-Evans brings our board accounting and auditing experience across a number of industries, having served as CFO of Towers Perrin, VP and General Auditor of CIGNA, EVP and CFO of Inovant (part of VISA), and as a partner at Arthur Andersen.



Birthplace

A+   G
CHAIR



Other Public Company Boards
Ally Financial
Cubic Corporation

Jonathan Chadwick
Former CFO and COO of VMware

Mr. Chadwick brings our board specialized accounting expertise in the technology sector, including the security technology space, having served as CFO of VMware, CFO of Skype and CFO of McAfee.



Birthplace

A+   F



Other Public Company Boards
ServiceNow
Elastic N.V.

John M. Dineen
Former President and CEO of GE Healthcare

Mr. Dineen brings our board broad-based experience from managing several key business divisions of General Electric and extensive experience in the healthcare industry from having served as President and CEO of GE Healthcare.



Birthplace

F   G
    CHAIR



Other Public Company Boards
Merrimack Pharmaceuticals
Syneos Health

John N. Fox, Jr.
Former Vice Chairman of Deloitte & Touche and Global Director, Strategic Clients of Deloitte Consulting

Mr. Fox brings our board over 30 years of experience serving clients as a senior executive for Deloitte Consulting, most recently as Vice Chairman of Deloitte & Touche and Global Director, Strategic Clients for Deloitte Consulting.



Birthplace

C   G
CHAIR



Other Public Company Boards
OneSpan

Age



60
AVERAGE AGE

— 70

— 60

— 50

Corporate Governance

Separate Chairman and CEO

The company's board leadership structure has separated the chairman and CEO roles since December 2003. Currently, Mr. Patsalos-Fox serves as chairman and Mr. Humphries serves as CEO. The board evaluates its leadership structure on an ongoing basis based on factors such as the experience of the applicable individuals and the current business environment of the company. After considering these factors, the board, at its meeting following the 2018 annual meeting, determined that continuing to separate the positions of chairman and CEO was the appropriate board leadership structure.

Board Refreshment

2015
Zein Abdalla

2016
Jonathan Chadwick

2017
Betsy S. Atkins
John M. Dineen
Joseph M. Velli

Lakshmi Narayanan
Robert E. Weissman
Thomas M. Wendel

2018
Betsy S. Atkins

2019
Brian Humphries

Cognizant Policy: Annually review each director's continuation on the board and seek out new director candidates as needed to ensure that the backgrounds, qualifications and diversity of the directors as a group provide a significant breadth of experience, knowledge and abilities.

PROPOSAL 1
Election of Directors

WHAT ARE YOU VOTING ON?

At the annual meeting, 11 directors are to be elected to hold office until the 2020 annual meeting and until their successors have been duly elected and qualified. All nominees are current directors and all except Mr. Humphries were elected by shareholders at the 2018 annual meeting.

In the event any of the nominees should become unable to serve or for good cause will not serve as a director, it is intended that votes will be cast for a substitute nominee designated by the board or the board may elect to reduce its size. The board has no reason to believe that the nominees named below will be unable to serve if elected. Each of the nominees has consented to being named in this proxy statement and to serve if elected.

✅ **The board unanimously recommends a vote FOR all the director nominees listed.**

Committees

A Audit Committee

C Compensation Committee

F Finance Committee

G Governance Committee

CHAIR Committee Chair

+ Audit Committee Financial Expert

Key Qualifications

⚑ Public Company Leadership

Technology and Consulting Services

Talent Management

Security

Regulated Industries

Operations Management

Public Company Governance

International Business Development

Finance, Accounting and Risk Management

Director Nominees



Zein Abdalla   Independent

Former President of PepsiCo

Director Since 2015
Age 60

Birthplace
Sudan

Committees
A   G
     CHAIR

Key Qualifications

⚑ Decades of experience leading and shaping large scale operations across the world at PepsiCo, a Fortune 50, Nasdaq-listed multinational food, snack and beverage company, through various senior executive roles, most recently as President.

Extensive global operations management experience having served as CEO of PepsiCo Europe and as a manager to several international business lines prior to that, including as General Manager of PepsiCo's European Beverage Business and Franchise VP for Pakistan and the Gulf Region.

Serves on the board of The TJX Companies (TJX), a retailer of apparel and home fashions (since 2012).

Global strategic insight having led and shaped large scale operations across the world throughout his career at PepsiCo in his roles as President and as a senior executive responsible for Europe and the Gulf Region.

Career Highlights

- President of PepsiCo, Inc. (PEP), a multinational food, snack and beverage company (2012 – 2014)
- Executive positions with PepsiCo Europe Region
  - Chief Executive Officer (2009 – 2012)
  - President (2006 – 2009)
- Various senior positions with PepsiCo (1995 – 2006)

Current Public Company Boards

- The TJX Companies, Inc. (TJX), a retailer of apparel and home fashions (since 2012)

Select Other Positions

- Member of the Board of Directors of Mastercard Foundation (since 2017)
- Member of the Board of Directors of Kuwait Food Company (Americana) K.S.C.P. (since 2017)
- Member of the Imperial College Business School Advisory Board (since 2016)
- Board Advisor, Mars, Incorporated (since 2016)

Education

- B.S., Imperial College, London University



Maureen Breakiron-Evans   Independent

Former CFO of Towers Perrin

Director Since 2009	Birthplace	Committees
Age 64	USA	A+ G
		CHAIR

Key Qualifications

- Insight into the particular financial and operational challenges of a business like Cognizant where talent is a key asset gained through her role as CFO of Towers Perrin, a global professional services company.

- Expertise in information security matters across diverse industries, having overseen the information security function in her roles as EVP and CFO of Inovant (part of VISA) and as VP of Control and Services and President of Transamerica Business Technologies Corp., part of Transamerica Corp., a financial services company.

- Expertise in both the healthcare and financial services sectors, having served as VP and General Auditor for CIGNA (CI), a health insurance services company, and in senior leadership roles at Inovant and Transamerica Corp., along with board service at several banks: Ally Financial, Federal Home Loan Bank of Pittsburgh and ING Direct.

- Serves on the boards of Ally Financial (ALLY), an internet bank (since 2015), and Cubic Corporation (CUB), a provider of systems and services to transportation and defense markets worldwide (since 2017).

- Accounting and auditing experience across diverse industries gained through her roles as CFO of Towers Perrin, VP and General Auditor of CIGNA, EVP and CFO of Inovant and as a partner at Arthur Andersen LLP.

Career Highlights

- Chief Financial Officer of Towers Perrin, a global professional services company (2007 – 2008)
- Vice President and General Auditor of CIGNA Corporation (CI), a health insurance services company (2005 – 2006)
- Executive Vice President and Chief Financial Officer of Inovant, LLC, the captive technology development and transaction processing company of Visa, Inc. (V) ("VISA") (2001 – 2004)
- Various executive positions with Transamerica Corp., a financial services company (1994-1999)
- 16 years in public accounting, ultimately as a partner at Arthur Andersen LLP through 1994

Current Public Company Boards

- Ally Financial Inc. (ALLY), an Internet bank (since 2015)
- Cubic Corporation (CUB), a provider of systems and services to transportation and defense markets worldwide (since 2017)

Select Past Director Positions

- Federal Home Loan Bank of Pittsburgh, a private government-sponsored enterprise (2011 - 2014)
- Heartland Payment Systems, Inc., a provider of payment processing services (2012 - 2016)
- ING Direct, an Internet bank (2007 - 2008)

Education

- B.B.A., Stetson University
- M.B.A., Harvard Business School
- M.L.A., Stanford University

Certifications

- CPA in Florida
- Carnegie Mellon University NACD certificate in cybersecurity



Jonathan Chadwick   Independent

Former CFO and COO of VMware

Director Since 2016	Birthplace	Committees
Age 53	UK	A+ F

Key Qualifications

- Public company experience from having served as CFO of a number of public or public company–owned technology companies, including VMware (VMW), a virtualization and cloud infrastructure solutions company, Skype, an Internet communications company owned by Microsoft (MSFT), and McAfee, a global security software company then owned by Intel (INTC), and in various executive positions with Cisco Systems (CSCO), a leading Internet technology company.

- Knowledge and experience from the security technology space, having served as CFO of McAfee.

- Technology–specific operations management experience having served as COO for VMware.

- Serves on the boards of ServiceNow (NOW), a cloud computing company (since 2016), and Elastic N.V. (ESTC), a provider of information technology and data analysis services (since 2018).

- Accounting expertise in the technology sector, having served as CFO of VMware, CFO of Skype and CFO of McAfee.

Career Highlights

- Executive positions with VMware, Inc. (VMW), a virtualization and cloud infrastructure solutions company
  - Chief Operating Officer (2014 – 2016)
  - Executive Vice President and Chief Financial Officer (2012 – 2016)
- Chief Financial Officer of Skype Technologies S.A., an Internet communications company, and Corporate VP of Microsoft Corporation (MSFT) (2011 – 2012)
- Executive Vice President and Chief Financial Officer of McAfee, Inc., a global security software company then owned by Intel Corporation (INTC) (2010 – 2011)
- Various executive positions with Cisco Systems, Inc. (CSCO), a leading Internet technology company (1997 – 2010)
- Various positions with Coopers & Lybrand, an accounting firm (1993 – 1997)

Current Public Company Boards

- ServiceNow, Inc. (NOW), a cloud computing company (since 2016)
- Elastic, N.V. (ESTC), a provider of information technology and data analysis services (since 2018)

Select Past Director Positions

- F5 Networks, Inc. (FFIV), an application services provider (2011 - 2019)

Education

- B.Sc., University of Bath, U.K.

Certifications

- Chartered Accountant in England and Wales



John M. Dineen

Independent

Former President and CEO of GE Healthcare

Director Since 2017
Age 56

Birthplace
USA

Committees
F CHAIR **G**

Key Qualifications

- Broad-based experience managing several key business divisions of General Electric (GE), a Fortune 20, NYSE-listed, global digital industrial company. Most recently, he was President and CEO of London-based GE Healthcare, a then $18 billion annual revenue enterprise with over 50,000 employees around the world. He was previously CEO of GE Transportation and President of GE Plastics.

- Expertise in the healthcare sector, having served as President and CEO of GE Healthcare, a leading provider of medical imaging, diagnostics and other health information technology.

- Diverse operating experience in healthcare, several other key industries and various geographies we serve from his background serving in operating executive roles at General Electric, including as President and CEO of GE Healthcare, CEO of GE Transportation and President of GE Plastics.

- Serves on the boards of Merrimack Pharmaceuticals (MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer (since 2015), and Syneos Health (SYNH), a biopharmaceutical solutions organization (since 2018).

- Valuable global expansion insight from having helped strengthen General Electric's international reach during his 28 years in leadership roles in several GE industries around the world, including as President and CEO of London-based GE Healthcare and several international management roles based in Asia and Europe.

Career Highlights

- Operating Advisor of Clayton, Dubilier & Rice LLC, an investment firm (since 2015)
- Executive positions with General Electric Company (GE), a global digital industrial company
  - President and Chief Executive Officer, GE Healthcare (2008 – 2014)
  - Chief Executive Officer, GE Transportation (2005 – 2008)
  - Other leadership positions (1986 – 2005)

Current Public Company Boards

- Merrimack Pharmaceuticals, Inc. (MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer (since 2015)
- Syneos Health, Inc. (SYNH), a biopharmaceutical solutions organization (since 2018)

Education

- B.S., University of Vermont



Francisco D'Souza

Former CEO of Cognizant

Director Since 2007
Age 50

Birthplace
Kenya

Committees
F

Key Qualifications

- Invaluable experience having led Cognizant as CEO for 12 years, growing the company from a $1.4 billion annual revenue company in 2006 to a $16.1 billion annual revenue, Fortune 200 company in 2018.

- Over 25 years of experience, including through his roles as a business development executive, COO and finally as CEO, developing Cognizant's technology and consulting practice to meet changing client demands and developing new offerings and strategies to enable the company to remain competitive as the technology landscape changes.

- Insight into the unique issues faced by a fast-growing and large scale people-based business from having been with Cognizant from its founding through its growth to an organization with over 280,000 employees globally in 2018.

- Significant operational experience managing Cognizant's global operations, having served as COO prior to his role as CEO and in various senior executive roles overseeing operations prior to that, including as SVP, North American Operations and Business Development.

- Serves on the board of General Electric (GE), a global digital industrial company (since 2013).

- Experience overcoming international expansion challenges gained through his tenure as a senior leader at Cognizant, where he helped us expand to 37 countries.

Career Highlights

- Executive positions at Cognizant
  - Chief Executive Officer (2007 – 2019)
  - President (2007 – 2012)
  - Chief Operating Officer (2003 – 2006)
  - Senior Vice President, North American Operations and Business Development (1999 – 2003)
  - Vice President, North American Operations and Business Development (1998 – 1999)
  - Director – North American Operations and Business Development (1997 – 1998)
  - Joined Cognizant as a co-founder in 1994, the year it was started as a division of The Dun & Bradstreet Corporation

Current Public Company Boards

- General Electric Company (GE) (since 2013)

Select Other Positions

- Member of the Board of Trustees of Carnegie Mellon University
- Co-Chairman of the Board of Trustees of The New York Hall of Science
- Member of the Board of National Medal of Honor Museum
- Member of the World Economic Forum; 2019 Chairman of the Forum's IT and Electronic Governors Community

Education

- B.B.A., University of Macau (formerly University of East Asia)
- M.B.A., Carnegie Mellon University

Corporate Governance



John N. Fox, Jr.

Independent

Former Vice Chairman of Deloitte & Touche and Global Director, Strategic Clients of Deloitte Consulting

Director Since 2007
Age 76

Birthplace
USA

Committees
C CHAIR G

Key Qualifications

- Over 30 years of experience serving clients as a senior executive for Deloitte Consulting, a global consulting firm, most recently as Vice Chairman of Deloitte & Touche and Global Director, Strategic Clients for Deloitte Consulting.

- Insight into the challenges of talent management across a large professional services organization gained from his many years as a senior leader at Deloitte.

- Insight into the cybersecurity space from having served for over a decade as a director of OneSpan (OSPN) (formerly VASCO Data Security International), a cybersecurity firm providing authentication, antifraud and e-signature services.

- Serves on the board of OneSpan (OSPN) (since 2005).

- Valuable global management expertise, having served as Global Director, Strategic Clients for Deloitte Consulting.

Career Highlights

- Vice Chairman of Deloitte & Touche LLP, a global professional services firm, and Global Director, Strategic Clients for Deloitte Consulting (1998 – 2003)
- Member of Deloitte Touche Tohmatsu Board of Directors and the Board's Governance (Executive) Committee (1998 – 2003)
- Various senior positions with Deloitte Consulting (1968 – 2003)

Current Public Company Boards

- OneSpan Inc. (OSPN) (formerly VASCO Data Security International, Inc.), a cybersecurity firm providing authentication, antifraud and e-signature services (since 2005)

Select Other Positions

- Trustee for Steppenwolf Theatre Company
- Trustee for Wabash College

Education

- B.A., Wabash College
- M.B.A., University of Michigan



CEO

Brian Humphries

CEO of Cognizant

Director Since 2019
Age 45

Birthplace
Ireland

Key Qualifications

- Extensive senior leadership experience at public companies in the technology sector, having served as CEO, Vodafone Business for Vodafone Group plc (VOD), one of the world's largest telecommunications companies, and in various senior roles for leading technology companies Dell Technologies (DELL) and Hewlett-Packard (HPQ).

- Significant experience in leadership positions at some of the world's most well-known, international technology companies, including as CEO, Vodafone Business, as President, COO, Infrastructure Solutions Group and President, Global Enterprise Solutions, at Dell and SVP, Emerging Markets and SVP, Strategy & Corporate Development at Hewlett-Packard.

- Operations management experience from having served as CEO of Vodafone Business, the division of Vodafone Group plc encompassing business-to-business fixed and mobile customers, as well as Vodafone's Internet of Things business, Cloud & Security and Carrier Services, and as President and COO, Infrastructure Solutions Group for Dell.

- Significant experience managing global enterprises through his executive leadership roles with Vodafone Group and Dell, where he oversaw key business divisions with geographically diverse operations, such as Vodafone Business and Dell's Infrastructure Solutions Group and Global Enterprise Solutions, and experience developing business in emerging markets through his roles with Dell and Hewlett-Packard, including as VP and General Manager, EMEA Enterprise Solutions for Dell, and SVP, Emerging Markets for Hewlett-Packard.

Career Highlights

- CEO, Vodafone Business (2017 – 2019) for Vodafone Group plc (VOD), one of the world's largest telecommunications companies
- Executive positions at Dell Technologies Inc. (DELL), a leading technology company
  - President and Chief Operating Officer, Infrastructure Solutions Group (2016 – 2017)
  - President, Global Enterprise Solutions (2014 – 2016)
  - Vice President and General Manager, EMEA Enterprise Solutions (2013 – 2014)
- Various senior positions at Hewlett-Packard (now HP Inc.) (HPQ), a leading technology company, including
  - Senior Vice President, Emerging Markets (2011 – 2013)
  - Senior Vice President, Strategy and Corporate Development (2008 – 2011)
- Various senior finance, investor relations and internal audit positions at technology companies Compaq Computer Corporation and Digital Equipment Corporation

Education

- B.A., University of Ulster, Northern Ireland



John E. Klein
Independent

President and CEO of Polarex, Inc.
Former Chairman of Cognizant's Board

Director Since 1998   **Birthplace** 🇺🇸   **Committees**
Age 77   USA   A   C   G

Key Qualifications

- Extensive technology consulting experience, having founded a technology consulting firm, Polarex, Inc., where he is President and CEO, and through previous positions as CEO of MDIS Group (now Northgate Information Solutions), a British information technology systems integrator, and as a VP of leading technology companies International Business Machines (IBM) and Digital Equipment Corporation.

- Operations management experience at enterprise scale technology companies, having served as VP, Consumer, Process & Transportation for Digital Equipment Corporation during its peak as a leading vendor of computer systems and as a VP for global technology company International Business Machines.

- International technology leadership experience from having led U.K.–based MDIS Group as President and CEO.

Career Highlights

- Chairman of Cognizant (2003 – 2018)
- President and CEO of Polarex, Inc., a technology consulting firm (employed since 1994)
- Previously President and CEO of MDIS Group, PLC (now Northgate Solutions plc), a British information technology systems integrator (1995 – 1999)
- Vice President at International Business Machines Corporation (IBM), a global technology company
- Vice President at Digital Equipment Corporation, a worldwide computer hardware and software company

Education

- B.S., U.S. Merchant Marine Academy
- M.B.A., New York University



Leo S. Mackay, Jr.
Independent

SVP, Ethics and Enterprise Assurance of
Lockheed Martin Corporation

Director Since 2012   **Birthplace** 🇺🇸   **Committees**
Age 57   USA   A   C

Key Qualifications

- Technology consulting experience specific to the healthcare industry, having served as COO of ACS State Healthcare (now part of Conduent), an IT/BPO services company in the healthcare space.

- Over a decade of experience in the security sector as a senior executive for Lockheed Martin (LMT), a global security and aerospace company, where he currently serves as SVP, Ethics and Enterprise Assurance.

- Expertise in the government contracting space, having served in several leadership roles at Lockheed Martin, as well as expertise in the healthcare sector, having served as COO for ACS State Healthcare.

- Operating experience from having served as Deputy Secretary and COO of the U.S. Department of Veterans Affairs and President of Integrated Coast Guard Systems, a joint venture between global security and aerospace companies Lockheed Martin and Northrup Grumman (NOC).

- Auditing and compliance expertise acquired through his role as Chief Audit Executive for Lockheed Martin and his other senior roles at Lockheed Martin relating to internal audit, ethics and enterprise assurance.

Career Highlights

- Executive positions at Lockheed Martin Corporation (LMT), a global security and aerospace company
  - Senior Vice President, Ethics and Enterprise Assurance (since 2018)
  - Senior Vice President, Internal Audit, Ethics and Sustainability (2016 – 2018)
  - Vice President, Ethics and Sustainability (2011 – 2016)
  - Vice President, Corporate Business Development and various other positions (2007 – 2011)
- President, Integrated Coast Guard Systems LLC, a joint venture between Lockheed Martin and Northrup Grumman Corporation (NOC) (2005 – 2007)
  - Vice President and General Manager, Coast Guard Systems, Lockheed Martin's entity in the joint venture
- Chief Operations Officer of ACS State Healthcare LLC (now part of Conduent), an IT/BPO services company in the healthcare space (2003 – 2005)
- Deputy Secretary and Chief Operating Officer of the United States Department of Veterans Affairs (2001 - 2003)
- Various positions with Bell Helicopter, a helicopter and tiltrotor craft manufacturer (1997 – 2001)

Select Other Positions

- Director of Lockheed Martin Ventures, Lockheed Martin's corporate venture capital arm
- Director of USAA Federal Savings Bank

Select Past Director Positions

- Chairman of the Board of Visitors of the Graduate School of Public Affairs at the University of Maryland
- Center for a New American Security

Education

- B.S., United States Naval Academy
- M.P.P., Harvard University
- Ph.D., Harvard University



Chairman

Michael Patsalos-Fox **Independent**

CEO of Vidyo and Former Chairman, the Americas of McKinsey & Company

Director Since 2012	**Birthplace** 	**Committees**
Age 66	Cyprus	C F G

Key Qualifications

- Decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure with McKinsey & Company, a global management consulting company, where he served in various senior roles, most recently as Chairman, the Americas.

- Perspective on managing a global professional services business from his decades of experience in senior leadership at McKinsey & Company.

- Expertise and insight in the cybersecurity space from his prior experience as CEO of Stroz Friedberg, a global investigation and cybersecurity firm.

- Extensive experience developing a technology consulting business from his tenure at McKinsey & Company during which he led the European Telecoms practice and the firm's new business growth opportunities around data, analytics and software, among his many senior leadership roles.

Career Highlights

- Chairman and CEO of Vidyo, a cloud-based video conferencing services company (2017 - present)
- CEO of Stroz Friedberg, a global investigation and cyber security firm (2013 – 2017)
- Senior Partner and various other positions with McKinsey & Company, a global management consulting company (1981 – 2013)
  - Board of Directors (1998 – 2010)
  - Chairman, the Americas (2003 – 2009)
  - Member of Operating Committee
  - Managing Partner of New York and New Jersey offices, North American Corporate Finance and Strategy practice and European Telecoms practice
  - Leader of new business growth opportunities around data, analytics and software

Education

- B.S., University of Sydney
- M.B.A., International Institute for Management Development



Joseph M. Velli **Independent**

Former Senior Executive Vice President of The Bank of New York

Director Since 2017	**Birthplace** 	**Committees**
Age 61	USA	A G

Key Qualifications

- Significant experience in creating, building and leading large scale, technology, processing and software platform businesses as a Senior EVP for The Bank of New York (now BNY Mellon) (BK), a Fortune 200, NYSE-listed financial services institution.

- Experience in creating, building and leading large scale, technology, processing and software platform businesses as a Senior EVP for The Bank of New York and as CEO of Convergex Group, a provider of software platforms and technology-enabled brokerage services.

- Expertise in the financial services industry gained through his decades of senior leadership experience with The Bank of New York.

- Operating experience specific to the financial services industry, having led several key business lines for The Bank of New York, including heading Global Issuer Services, Global Liquidity Services, Pension and 401(k) Services, Consumer and Retail Banking, Correspondent Clearing and Securities Services.

- Serves on the board of Paychex (PAYX), a provider of payroll, human resource and benefits outsourcing services (since 2007).

Career Highlights

- Senior Advisor of Lovell Minnick Partners, LLC, a private equity firm (since 2016)
- Chairman and CEO of Convergex Group, LLC, a provider of software platforms and technology-enabled brokerage services (2006 – 2013)
- Executive positions with The Bank of New York (now BNY Mellon) (BK), a Fortune 200, NYSE-listed financial services institution
  - Senior Executive Vice President and member of the Senior Policy Committee (1998 – 2006)
  - Executive Vice President (1992 – 1998)
  - Other leadership positions (1984 – 1992)

Current Public Company Boards

- Computershare Limited (ASX: CMSQY), a global provider of corporate trust, stock transfer, employee share plan and mortgage servicing services (since 2014)
- Paychex, Inc. (PAYX), a provider of payroll, human resource and benefits outsourcing services (since 2007)

Select Past Director Positions

- E*Trade Bank
- E*Trade Financial Corporation

Education

- B.A., William Paterson University
- M.B.A., Fairleigh Dickinson University

Corporate Governance

Building an Experienced, Qualified and Diverse Board

Objective	How We Get There
An independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders.	The Governance Committee considers the factors below and others when selecting and recruiting director candidates and in the yearly selection of the appropriate board slate.

Relevant Skills and Experience

...for a Fortune 200 public company and global professional services and technology company



We seek directors who have held significant leadership positions, have global business experience and have experience in the professional services and technology sectors and the various industries that we serve. In addition, we seek directors with a mix of corporate development, financial reporting, operational, governance and risk management experience appropriate for a large, global, publicly-traded company.

See Key Qualifications of our Board.

Diversity

...including as to race, gender, age, national origin and cultural background



Our corporate governance guidelines provide that the value of director diversity, including as to race, gender, age, national origin and cultural background, should be considered in the selection of directors. We seek out qualified women and individuals from minority groups to include in the pool from which board nominees are chosen.

Balance of Tenures

...between knowledge of the company and fresh perspectives and insights



We believe it is important that the board have an appropriately balanced mix of experienced directors with a deep understanding of the company and its industry and new directors who bring valuable new experience, insights and perspectives.

Attention and Focus

...by each director in light of other obligations

We consider each director's continuation on the board on an annual basis. As part of the process, each director's other positions and obligations are evaluated in order to assess the director's ability to continue to devote sufficient time to company matters. Any director who experiences a change in employment status or job responsibilities, other than retirement, is required to notify the chairman and the Governance Committee and offer to resign from the board.

Limits on Director Service on Other Public Company Boards. Under our corporate governance guidelines, we limit service by our directors on other public company boards:

Director is a public company CEO	Limited to no more than two other boards
Director is not a public company CEO	Limited to no more than four other boards



We consider other positions a director or a director candidate has held or holds (including other board memberships) and any potential conflicts of interest to ensure the continued independence of the board and its committees. There are no family relationships among any of our directors, executive officers and key employees.

Independence

...and avoiding conflicts of interest

Board Member Independence. Each of our director nominees, other than our current CEO, Mr. Humphries, and our vice chairman and former CEO, Mr. D'Souza, has been determined by the board to be an "independent director" under our corporate governance guidelines and the rules of The Nasdaq Stock Market LLC ("Nasdaq"), which require that, in the opinion of the board, such person not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Committee Member Independence. The board has determined that all of the members of the Audit Committee, Compensation Committee and Governance Committee are independent as defined under Nasdaq rules and, where applicable, also satisfy the committee-specific requirements set forth on **pages 20 and 21**.

Key Qualifications of our Board

The board seeks to have directors with deep levels of experience and expertise in certain key areas: public company leadership, technology and consulting services, talent management, security, regulated industries, operations management, public company governance, international business development and finance, accounting and risk management. Set forth below are additional details on the importance of each of these areas to the board and details on each of the directors who bring the board particularly deep levels of experience and expertise in the respective areas. It should be noted that in many instances other directors not appearing under a particular category may also have a significant level of experience in the area, as may be evident from their experience presented in the biographies starting on **page 8**, but were not included below due to this presentation's focus on only those directors with the most significant levels of experience and expertise in the respective areas.


Public Company Leadership

Directors who have served in a senior executive role directing business strategy and management at a large publicly-traded company or significant business unit of such a company bring valuable practical experience and understanding to the board room that is highly relevant to a large, global organization such as Cognizant. This includes experience addressing the challenges of large scale operations and experience identifying and developing leadership qualities for the management team that takes on such challenges.

 **Mr. Abdalla** brings our board decades of experience leading and shaping large scale operations across the world at PepsiCo, a Fortune 50, Nasdaq-listed multinational food, snack and beverage company, through various senior executive roles, most recently as President.

 **Mr. Chadwick** brings our board experience from having served as CFO of a number of public or public company-owned technology companies, including VMWare, a virtualization and cloud infrastructure solutions company, Skype, an Internet communications company owned by Microsoft, and McAfee, a global security software company then owned by Intel.

 **Mr. Dineen** brings our board broad-based experience managing several key business divisions of General Electric, a Fortune 20, NYSE-listed, global digital industrial company. Most recently, he was President and CEO of London-based GE Healthcare, a then $18 billion annual revenue enterprise with over 50,000 employees around the world. He was previously CEO of GE Transportation and President of GE Plastics.

 **Mr. D'Souza**, our former CEO, brings our board invaluable experience having led Cognizant as CEO for 12 years, growing the company from a $1.4 billion annual revenue company in 2006 to a $16.1 billion annual revenue, Fortune 200 company in 2018.

 **Mr. Humphries**, our current CEO, brings our board extensive senior leadership experience at public companies in the technology sector, having served as CEO, Vodafone Business for Vodafone Group plc, one of the world's largest telecommunications companies, and in various senior roles for leading technology companies Dell Technologies and Hewlett-Packard.

 **Mr. Velli** brings our board significant experience in creating, building and leading large scale technology, processing and software platform businesses as a Senior EVP for The Bank of New York (now BNY Mellon), a Fortune 200, NYSE-listed financial services institution.


Technology and Consulting Services

As a global professional services organization focused on providing technology and consulting services to many of the world's leading companies, we benefit from having a number of directors that have extensive experience in senior leadership roles at companies in the technology and consulting fields.

 **Mr. D'Souza** brings to our board over 25 years of experience developing Cognizant's technology and consulting practice to meet changing client demands and developing new offerings and strategies to enable the company to remain competitive as the technology landscape has changed.

 **Mr. Fox** brings our board over 30 years of experience serving clients as a senior executive for Deloitte Consulting, a global consulting firm, most recently as Vice Chairman of Deloitte & Touche and Global Director, Strategic Clients for Deloitte Consulting.

 **Mr. Humphries** brings our board significant experience in leadership positions at some of the world's most well-known international technology companies, including as CEO, Vodafone Business, as President and COO, Infrastructure Solutions Group and President, Global Enterprise Solutions, at Dell and SVP, Emerging Markets and SVP, Strategy & Corporate Development at Hewlett-Packard.

 **Mr. Klein** brings our board extensive technology consulting experience, having founded a technology consulting firm, Polarex, Inc., where he is President and CEO, and through previous positions as CEO of MDIS Group (now Northgate Information Solutions), a British technology systems integrator, and as a VP at leading technology companies International Business Machines and Digital Equipment Corporation.

 **Mr. Mackay** brings our board technology consulting experience specific to the healthcare industry, having served as COO of ACS State Healthcare (now part of Conduent), an IT/BPO services company in the healthcare space.

 **Mr. Patsalos-Fox** brings our board decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure with McKinsey & Company, a global management consulting company, where he served in various senior roles, most recently as Chairman, the Americas.

 **Mr. Velli** brings our board experience in creating, building and leading large scale, technology, processing and software platform businesses as a Senior EVP for The Bank of New York (now BNY Mellon) and as CEO of Convergex Group, a provider of software platforms and technology-enabled brokerage services.


Talent Management

As a global professional services organization, our people are our most important asset and the successful development and retention of our professionals is critical to our success. As such, we benefit from having directors with a deep understanding of the dynamics of a people-based business obtained from experience as a senior leader in a large, international professional services organization.

 From the experience gained through her role as CFO of Towers Perrin, a global professional services company, **Ms. Breakiron-Evans** is able to offer our board insight into the particular financial and operational challenges of a business like Cognizant where talent is a key asset.

 Having been with Cognizant from its founding through its growth to an organization with over 280,000 employees globally in 2018, **Mr. D'Souza** is able to offer our board insight into the unique issues faced by a fast-growing and large scale people-based business.

 From his many years as a senior leader at Deloitte, a global consulting firm, **Mr. Fox** is able to offer our board insight into the challenges of talent management across a large global professional services organization.

 **Mr. Patsalos-Fox** is able to offer our board perspective on managing a global professional services business from his decades of experience in senior leadership at McKinsey & Company, a global management consulting company.


Security

Our business is critically dependent on our ability to maintain the confidentiality of sensitive business and personal data of our clients and our clients' customers, in addition to our own such data. Having directors with expertise in information security is important to our business and our risk management strategy.


Ms. Breakiron-Evans brings our board expertise in information security matters across diverse industries, having overseen the information security function in her roles as EVP and CFO of Inovant, VISA's captive technology development and transaction processing company, and as VP of Control and Services and President of Transamerica Business Technologies Corp., part of Transamerica Corp., a financial services company.


Mr. Chadwick brings our board knowledge and experience from the security technology space, having served as CFO of McAfee, a global security software company.


Mr. Fox brings our board insight into the cybersecurity space from having served for over a decade as a director of OneSpan (formerly VASCO Data Security International), a cybersecurity firm providing authentication, antifraud and e-signature services.


Mr. Mackay brings our board over a decade of experience in the security sector as a senior executive for Lockheed Martin, a global security and aerospace company, where he currently serves as SVP, Ethics and Enterprise Assurance.


Mr. Patsalos-Fox brings our board expertise and insight in the cybersecurity space from his prior experience as CEO of Stroz Friedberg, a global investigation and cybersecurity firm.


Regulated Industries

We are highly dependent on customers concentrated in certain regulated industries, such as financial services and healthcare. Directors with particular knowledge of these industries are beneficial to the board's understanding of the unique challenges faced by clients in these industries and oversight of the company's strategy and regulatory compliance.


Ms. Breakiron-Evans brings our board expertise in both the healthcare and financial services sectors, having served as VP and General Auditor for CIGNA, a health insurance services company, and in senior leadership roles at Inovant (part of VISA) and Transamerica Corp., a financial services company, along with board service at several banks: Ally Financial, Federal Home Loan Bank of Pittsburgh and ING Direct.


Mr. Dineen brings our board expertise in the healthcare sector, having served as President and CEO of GE Healthcare, a leading provider of medical imaging, diagnostics and other health information technology.


Mr. Mackay brings our board expertise in the government contracting space, having served in several leadership roles at Lockheed Martin, a global security and aerospace company, as well as expertise in the healthcare sector, having served as COO for ACS State Healthcare (now part of Conduent), an IT/BPO services company in the healthcare space.


Mr. Velli brings our board expertise in the financial services industry gained through his decades of senior leadership experience with The Bank of New York (now BNY Mellon), a Fortune 200, NYSE-listed financial services institution.


Operations Management

As we pursue continued growth and increased profitability for our business, having directors who have experience serving as a chief operating officer or similar position with operational oversight of a large organization provides valuable administrative and operational insights at the board level.


Mr. Abdalla brings our board extensive global operations management experience having served as CEO of PepsiCo Europe and as a manager to several international business lines prior to that, including as General Manager of PepsiCo's European Beverage Business and Franchise VP for Pakistan and the Gulf Region.


Mr. Chadwick brings our board technology-specific operations management experience having served as COO for VMware, a virtualization and cloud infrastructure solutions company.


Mr. Dineen brings our board diverse operating experience in healthcare, several other key industries and various geographies we serve from his background serving in operating executive roles at General Electric, including as President and CEO of GE Healthcare, CEO of GE Transportation and President of GE Plastics.


Mr. D'Souza brings our board significant operational experience managing Cognizant's global operations, having served as COO prior to his role as CEO and in various senior executive roles overseeing operations prior to that, including as SVP, North American Operations and Business Development.


Mr. Humphries brings our board operations management experience, having served as CEO of Vodafone Business, the division of Vodafone Group plc encompassing business-to-business fixed and mobile customers, as well as Vodafone's Internet of Things business, Cloud & Security and Carrier Services and as President and COO, Infrastructure Solutions Group for Dell Technologies, a leading technology company.


Mr. Klein brings our board operations management experience at enterprise scale technology companies, having served as VP, Consumer, Process & Transportation for Digital Equipment Corporation during its peak as a leading vendor of computer systems and as a VP for global technology company International Business Machines.


Mr. Mackay brings our board operating experience from having served as Deputy Secretary and COO of the U.S. Department of Veterans Affairs and President of Integrated Coast Guard Systems, a joint venture between global security and aerospace companies Lockheed Martin and Northrup Grumman.


Mr. Velli brings our board operating experience specific to the financial services industry, having led several key business lines for The Bank of New York (now BNY Mellon), including heading Global Issuer Services, Global Liquidity Services, Pension and 401(k) Services, Consumer and Retail Banking, Correspondent Clearing and Securities Services.

Public Company Governance



We believe that having directors who currently serve on the boards of other U.S.-listed public companies is important to Cognizant maintaining good corporate governance practices as such directors are able to provide insight into current U.S. public company board practices, including with respect to board management, relations between the board and senior management, board refreshment, management succession planning, risk management and executive compensation.


Mr. Abdalla serves on the board of The TJX Companies (TJX), a retailer of apparel and home fashions (since 2012).


Ms. Breakiron-Evans serves on the boards of Ally Financial (ALLY), an internet bank (since 2015), and Cubic Corporation (CUB), a provider of systems and services to transportation and defense markets worldwide (since 2017).


Mr. Chadwick serves on the boards of ServiceNow (NOW), a cloud computing company (since 2016), and Elastic, N.V. (ESTC), a provider of information technology and data analysis services (since 2018).


Mr. Dineen serves on the board of Merrimack Pharmaceuticals (MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer (since 2015), and Syneos Health (SYNH), a biopharmaceutical solutions organization (since 2018).


Mr. D'Souza serves on the board of General Electric (GE), a global digital industrial company (since 2013).


Mr. Fox serves on the board of OneSpan (OSPN) (formerly VASCO Data Security International), an information technology security company (since 2005).


Mr. Velli serves on the board of Paychex (PAYX), a provider of payroll, human resource and benefits outsourcing services (since 2007).

International Business Development



We are continually focused on growing our business, including through acquisitions and geographic expansion. Directors who have experience overseeing corporate strategy and development or managing large non-U.S. organizations provide valuable insight into the challenges and risks, as well as the means of successfully overcoming such challenges and risks, with respect to acquiring and integrating other companies and undertaking continued international expansion of our business.


Mr. Abdalla brings our board global strategic insight having led and shaped large scale operations across the world throughout his career at PepsiCo in his roles as President and as a senior executive responsible for Europe and the Gulf Region.


Mr. Dineen brings our board valuable global expansion insight from having helped strengthen General Electric's international reach during his 28 years in leadership roles in several GE industries around the world, including as President and CEO of London-based GE Healthcare and several international management roles based in Asia and Europe.


Mr. D'Souza brings our board experience overcoming international expansion challenges gained through his tenure as a senior leader at Cognizant, where he helped us expand to 37 countries.


Mr. Fox brings our board valuable global management expertise, having served as Global Director, Strategic Clients for Deloitte Consulting, a global consulting firm.


Mr. Humphries brings our board significant experience managing global enterprises through his executive leadership roles with Vodafone Group plc and Dell Technologies, where he oversaw key business divisions with geographically diverse operations, such as Vodafone Business and Dell's Infrastructure Solutions Group and Global Enterprise Solutions, and experience developing business in emerging markets through his roles with Dell and Hewlett-Packard, including as VP and General Manager, EMEA Enterprise Solutions for Dell, and SVP, Emerging Markets for Hewlett-Packard.


Mr. Klein brings our board international technology leadership experience from having led MDIS Group (now Northgate Information Solutions), a British information technology systems integrator, as President and CEO.


Mr. Patsalos-Fox brings our board extensive experience developing a technology consulting business from his 32-year tenure at McKinsey & Company, a global management consulting company, during which he led the European Telecoms practice and the firm's new business growth opportunities around data, analytics and software, among his many senior leadership roles.

Finance, Accounting and Risk Management



As a large, publicly-traded company with a global footprint, we benefit from directors with financial accounting and reporting, regulatory compliance and risk management experience derived from serving in roles such as CFO, head of internal audit, chief risk officer or external audit partner of a large, global, publicly-traded company.


Ms. Breakiron-Evans brings our board accounting and auditing experience across diverse industries, having served as CFO of Towers Perrin, a global professional services company, VP and General Auditor of CIGNA, a health insurance services company, EVP and CFO of Inovant (part of VISA) and as a partner at Arthur Andersen LLP.


Mr. Chadwick brings our board accounting expertise in the technology sector, having served as CFO of VMware, a virtualization and cloud infrastructure solutions company, CFO of Skype, an Internet communications company, and CFO of McAfee, a global computer security software company.


Mr. Mackay brings our board auditing and compliance expertise acquired through his role as Chief Audit Executive for Lockheed Martin, a global security and aerospace company, and his other senior roles at Lockheed Martin relating to internal audit, ethics and enterprise assurance.

Director Selection and Voting Process

Director Recruitment and Selection Process

Objective

Maintain an experienced, qualified and diverse board that is engaged, exercises independent judgment and is committed to representing the long-term interests of our shareholders.

How We Get There

The Governance Committee develops search criteria, screens candidates and evaluates the qualifications of persons who may be considered for board service.

IDENTIFYING CANDIDATES

Governance Committee Search

- Governance Committee develops criteria for any director search process, including any specific desired skills, experiences, characteristics or qualifications
- A subset of directors may be tasked by the committee with leading a search process
- May engage an independent search firm
  - In 2017 and 2018, the company engaged a third party director search firm to assist the Governance Committee in identifying and evaluating director candidates. We engaged this search firm to help identify potential CEO candidates as well

Recommendations

Independent directors, management, shareholders and others may recommend potential candidates

GOVERNANCE COMMITTEE CONSIDERATION

- Discusses, assesses and interviews candidates
- Evaluates candidates, including with respect to the factors described on **page 14** under "Building an Experienced, Qualified and Diverse Board"
- Recommends nominees to the board

BOARD CONSIDERATION

- Interviews, discusses and assesses candidates
- Analyzes independence
- Appoints directors to the board
- Recommends nominees for shareholder vote at next annual meeting

SHAREHOLDER VOTE

Shareholders vote on nominees at annual meeting

HOW SHAREHOLDERS CAN PROPOSE DIRECTOR CANDIDATES

Recommendations to Governance Committee

Shareholder sends to the company's secretary:

- Name(s) of proposed director candidate(s)
- Appropriate biographical information and background materials
- Statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the company's common stock for at least one year

Governance Committee evaluates shareholder-proposed director candidates in substantially the same manner, including both process and criteria, as it follows for candidates submitted by others.

Nominations by Proxy Access

 **3% for 3 years**
One or more shareholders holding at least 3% of the company's common stock for at least 3 years may submit director nominees for inclusion in the company's proxy statement.

 **25% of the board**
Shareholder-submitted nominees may be submitted via proxy access for up to 25% of the board or 2 directors, whichever is greater.

 Shareholder-submitted proxy access nominations that satisfy the requirements in the company's by-laws are included in the company's proxy statement. See "Director Nominees via Proxy Access" on **page 64.**

Majority Voting Standard in Director Elections

Our by-laws provide that the voting standard for the election of directors in uncontested elections is a majority of votes cast. Any director who does not receive a majority of the votes cast for his or her election must tender an irrevocable resignation that will become effective upon acceptance by the board. The Governance Committee will recommend to the board whether to accept the director's resignation within 90 days following the certification of the shareholder vote. The board will promptly disclose whether it has accepted or rejected the director's resignation, and the reasons for its decision, in a Current Report on Form 8-K. The Governance Committee and the board may consider any factors they deem relevant in deciding whether to accept a director's resignation. Our corporate governance guidelines contain additional specifics regarding our director resignation policy. See "Helpful Resources" on **page 72.**

Risk Oversight

Objective		**How We Get There**
Maintain an effective risk oversight process to enable the board to monitor, evaluate and take action with respect to the company's most important business risks.	➡	Management reporting of key enterprise risks to the board and its committees on a regular basis and distribution of oversight among the committees to ensure appropriate time and attention is devoted to each risk.

2018 Reallocation of Risk Oversight Responsibilities

In 2018 the board undertook a detailed review of the responsibilities of each of its committees as well as the allocation of responsibility among its committees for oversight of the company's key enterprise risks. The objectives of the review included ensuring that the workload was reasonably balanced between the committees and that appropriate time and expertise were available and utilized in ERM oversight. At the conclusion of the review, the board amended our corporate governance guidelines and the charters of each of the committees. Responsibility for oversight of a number of the company's key enterprise risks was shifted from the Audit Committee to other committees to better distribute the workload and the names of certain committees were revised to reflect their updated responsibilities.

Key Enterprise Risk	Responsibility
• Leadership development	B ▶ C
• Security (cyber and physical) • Data privacy • Geo-political and immigration • Legal and regulatory • Intellectual property	A ▶ G
• Talent supply chain • Business continuity management • Scalability of corporate processes and systems • Tax strategy and planning • Treasury matters, including hedging strategies	A ▶ F

MANAGEMENT

Day-to-day risk management through Enterprise Risk Management ("ERM") program

Management is responsible for the day-to-day management of enterprise risks, including through management of the company's Enterprise Risk Management ("ERM") program. As part of the ERM program, management provides regular updates to the board or relevant committee.

Management Reports Key Enterprise Risks to Board or Committee

COMMITTEES AND BOARD

Key Enterprise Risks	Oversight
Business strategy and growth	**B** Board of Directors
Succession planning Security (cyber and physical) Data privacy Geo-political and immigration Legal and regulatory Intellectual property	**G** Governance Committee
Accounting and internal controls Third party and contractual risks	**A** Audit Committee
Profitability Talent supply chain Business continuity management Scalability of corporate processes and systems Tax strategy and planning Treasury matters, including hedging strategies	**F** Finance Committee
Leadership development Compensation policies and practices	**C** Compensation Committee

The risks listed above are those that have been identified and that we monitor at a board level as part of the formal ERM program. However, they do not represent an exhaustive list of all enterprise risks that we face or that are considered from time to time by the board. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the U.S. Securities and Exchange Commission ("SEC").

Committees Report to Board

BOARD

Oversees key enterprise risks directly and through its committees

The board has primary responsibility for overseeing risk management and exercises its oversight both directly and through its committees. The board is directly responsible for risks related to strategy and growth and addresses other risks referred to it by its committees. The board believes that its role in the oversight of the company's risks complements our current board leadership structure, with a strong independent chair, as well as our committee structure as it allows our four standing board committees to play an active role in the oversight of the actions of management in identifying risks and implementing effective risk management policies and controls.

Committees of the Board

The board has four standing committees — the Audit Committee, Finance Committee, Management Development and Compensation ("Compensation") Committee and Nominating, Governance and Public Affairs ("Governance") Committee — each of which operates under a charter that has been approved by the board and is available on the company's website. See "Helpful Resources" on **page 72**.

Chair

Maureen Breakiron-Evans

Other Members

Zein Abdalla

Jonathan Chadwick

John E. Klein

Leo S. Mackay, Jr.

Joseph M. Velli

Key Responsibilities

Oversight of:

- The contents and integrity of the company's financial information reported to the public and the adequacy of the company's internal controls;
- The appointment, qualifications, independence and performance of the company's independent registered public accounting firm;
- The performance of the company's internal audit and ethics and compliance functions;
- The review and evaluation of the company's ERM program; and
- The review and evaluation of the company's management of third party and contractual risks.

Oversight of Key Enterprise Risks

- Accounting and internal controls
- Third party and contractual risks
- + Overall ERM process oversight

Additional Independence Requirements

All members of the Audit Committee satisfy the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Nasdaq rules, which require that Audit Committee members:

- May not accept any direct or indirect consulting, advisory or other compensatory fee from the company or any of its subsidiaries, except for their compensation for board service; and
- May not be affiliated with the company or any of its subsidiaries.

Audit Committee Financial Experts

The board has determined that each of Ms. Breakiron-Evans and Mr. Chadwick is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

A Audit Committee
No. of Meetings in 2018: **8**
Average 2018 Attendance: **100%**

Board of

F Finance Committee
No. of Meetings in 2018: **4**
Average 2018 Attendance: **100%**

Chair

John M. Dineen

Other Members

Jonathan Chadwick

Francisco D'Souza

Michael Patsalos-Fox

Key Responsibilities

Oversight of certain financial and operations matters, including:

- Operating margins;
- Capital structure and allocation;
- Dividend policies and stock repurchase programs;
- Talent supply chain;
- Business continuity planning;
- Scalability of corporate processes and systems;
- Tax strategy and planning; and
- Treasury matters, including hedging strategies.

Oversight of Key Enterprise Risks

- Profitability
- Talent supply chain
- Business continuity management
- Scalability of corporate processes and systems
- Tax strategy and planning
- Treasury matters, including hedging strategies

Chair



John N. Fox, Jr.

Other Members



John E. Klein



Leo S. Mackay, Jr.



Michael Patsalos-Fox

Key Responsibilities

- The evaluation and compensation of the CEO and other executive officers;
- Director compensation recommendations;
- Incentive compensation arrangements (including an annual review of whether any such compensation arrangements are reasonably likely to have a material adverse effect on the company) and equity-based plans;
- Employment and severance agreements and other arrangements with executive officers;
- The company's management development program for senior executives;
- Assessment of shareholder "Say-on-Pay" and "Say-on-Pay" frequency votes; and
- The company's stock ownership guidelines and clawback policy.

Oversight of Key Enterprise Risks

- Leadership development
- Compensation policies and practices

Additional Independence Requirements

Under Nasdaq rules, the board must affirmatively determine the independence of each member of the Compensation Committee after considering:

- All sources of compensation of the director, including any consulting, advisory or other compensation paid by the company or any of its subsidiaries; and
- Whether the Compensation Committee member is affiliated with the company or any of its subsidiaries.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2018, Messrs. Fox, Klein, Mackay and Patsalos-Fox and, through October 2018, Ms. Betsy Atkins, served on the Compensation Committee. No member of the Compensation Committee was or is a current or former officer or employee of the company or any of its subsidiaries.

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of Cognizant's board or Compensation Committee.

Directors

C Management Development and Compensation Committee
No. of Meetings in 2018: **10**
Average 2018 Attendance: **100%**

G Nominating, Governance and Public Affairs Committee
No. of Meetings in 2018: **5**
Average 2018 Attendance: **100%**

Chair



Zein Abdalla

Other Members



Maureen Breakiron-Evans



John M. Dineen



John N. Fox, Jr.



John E. Klein



Michael Patsalos-Fox



Joseph M. Velli

Key Responsibilities

- Nominations to the board and board committees, including evaluation of any shareholder nominees;
- Director independence recommendations;
- The company's corporate governance structure and practices, including its corporate governance guidelines;
- Succession planning for the CEO and other senior executives;
- Oversight of:
  - Security (cyber and physical) risks;
  - Data privacy risks;
  - Geo-political and immigration risks;
  - Legal and regulatory risks; and
  - Intellectual property risks;
- Public affairs and corporate responsibility matters, including environmental, social and governance ("ESG") matters; and
- Annual board self-evaluation process.

Oversight of Key Enterprise Risks

- Succession planning
- Security (cyber and physical)
- Data privacy
- Geo-political and immigration
- Legal and regulatory
- Intellectual property

Human Capital Management and Talent Development

The board believes that attracting, developing and retaining employees is vital to Cognizant's continued success. Our board is actively involved in our human capital management ("HCM") in its oversight of our long-term strategy and through its committees and engagement with management. Our focus on talent management stretches from the board level to our 280,000+ associates through programs overseen by management and reported on to the board that are designed to identify, train and grow future leaders.

As part of the Board's continued focus on leadership development in 2018, the Compensation Committee was renamed the **"Management Development and Compensation Committee"** and allocated responsibility for overseeing the Company's management development program for senior leadership.

	Board	Management
Executive Officers	• Compensation Committee oversees the evaluation process and management development program for senior executives. • Governance Committee oversees CEO and senior executive succession planning.	• CEO, CFO and Chief People Officer, as appropriate, participate in and assist the Compensation Committee in executive officer evaluations.
Senior Leadership	• Board annually reviews senior leadership (~100 top senior leaders), including hiring, diversity, development and succession planning. • Board periodically discusses the top 50 leaders and oversees management's strategies for and progress in building a robust and diverse leadership pipeline, including hiring, development and movement of senior talent (AVP+, top ~1,000 leaders).	• Executive talent board consisting of members of our executive leadership team meets periodically to review VP+ leadership (top ~400 leaders) and oversees global leadership development strategies and approach for managing senior talent (AVP+, top ~1,000 leaders). We were recognized for our executive talent board's differentiated approach to talent development in a Harvard Business Review article *"You Can't Delegate Talent Management to the HR Department."*
Leadership Pipeline and Professionals	• Board receives updates on a broad range of topics, including hiring, development and retention of critical and top talent and, more generally, utilization and diversity. • Board sets tone and mandate on the importance of talent management and development.	• Enterprise talent review of ~4,000 top professionals in the leadership pipeline. • Quarterly performance management and feedback for our professional organization. • Talent development and skilling opportunities in technical, functional and leadership areas at all levels.

Training our associates is a top priority.

Skilling to keep pace with the digital era	We prioritize skilling and retraining our workforce to remain competitive in the digital age. Over the last two years, we have trained approximately 135,000 associates in areas such as artificial intelligence, analytics, automation, cloud and cloud apps, cognitive computing, Internet of things, data science, digital engineering, enterprise content management and machine learning. In 2017 and 2018, our associates spent a total of 28 million hours on learning.
Developing leadership skills	We offer targeted programs in key priority areas intended to advance leadership capabilities in our associates. Over 2,500 associates at director level or above attended these programs in 2018. Several programs for digital leadership were also rolled out in 2018 for our senior leaders. In 2018, we also launched our first ever company-wide women's global leadership development program, called Propel, covering approximately 300 women in leadership roles to accelerate diversity in our leadership pipeline.

Commitment to Corporate Sustainability

Cognizant endeavors to advance sustainability by considering environmental, social and governance ("ESG") matters throughout our business and operations. Our ESG initiatives are overseen by our Governance Committee and reported on to the board. Our executive management is responsible for developing and carrying out our ESG undertakings, with the Governance Committee regularly receiving progress reports from various leaders within our organization on our ESG efforts.

We are committed to fostering a sustainable future for our company and the communities we serve. This includes valuing and challenging the talented men and women who comprise our workforce and investing in and improving the communities where we live and work. We believe we have made great strides towards our sustainability goals over the last few years. We were pleased to be recognized as #16 on Barron's list of *The 100 Most Sustainable Companies* in 2018.

Serving Our Colleagues

Diversity and Inclusion

We are determined to continue to drive greater diversity and inclusion throughout our organization. With that in mind, we have incorporated diversity and inclusion into our operating plan and growth agenda. We have global diversity and inclusion training and other programs in every geography in which our employees are located, fostering our ideals throughout our organization and culture. We are proud to have been named to Forbes' list *of America's Best Employers for Diversity* for 2019.



WOMEN EMPOWERED

One of the ways we are elevating the experience of work for women is through our global Women Empowered ("WE") program. WE is committed to developing more women leaders at all levels of our company, providing career growth and leadership development opportunities, and building a community of women focused across all industries in business and technology.

As part of WE, we have undertaken a Women in Digital initiative whereby Cognizant has pledged to employ at least 100,000 women around the world by 2020. To fulfill the pledge, our human resources teams will work with female associates at all career stages to foster their advancement in the company. For example, in 2018 we launched Cognizant's first company-wide women's global leadership development program, called Propel, covering approximately 300 women in leadership roles to help shape and mobilize the careers of these female leaders.

We are proud to have been named to the top quadrant of Forbes list of *Best Employers for Women 2018*.



COGNIZANT EMBRACE

Cognizant EMBRACE focuses on providing a positive, supportive environment for lesbian, gay, bisexual, transgender and intersex ("LGBTI") colleagues to be their authentic selves at work and creating a strong community among LGBTI associates and allies, including by connecting with our clients' LGBTI networks to strengthen our client relationships.



COGNIZANT AFRICAN AMERICAN & LATINO GROUP

The African American & Latino Group is dedicated to the interests of Cognizant employees who identify as Black, African, African-American, Latino or Hispanic. The group fosters the success of its members through programming and initiatives that promote career development, mentoring, recruitment and retention and community building.



COGNIZANT VETERANS NETWORK

We respect and value the service of our veterans and their family members, and we are committed to hiring and helping to prepare transitioning service members, veterans and military spouses for new jobs through our Cognizant Veterans Network. We participate in national and local partnerships, job fairs, career conferences and sponsorships, and have an internal network of military employees and veterans. Additionally, Cognizant has teamed up with FourBlock, an organization that partners with Fortune 500 companies and top universities across the country, to provide a semester-long, university accredited program centered on career readiness to help veterans re-enter the workforce.

Employee Wellness

We respect our associates' work-life balance and are committed to helping associates' families think about their future. We offer well-being benefits including:

Paid Parental Leave	Back-Up Child Care
Adoption and Surrogacy Program	Flexible Work Arrangements

Serving Our Community

Cognizant Foundations

Our company is acutely aware of the ever growing need for qualified talent—talent to help businesses succeed and communities thrive in a digital economy. In May 2018, we launched the Cognizant U.S. Foundation, a 501(c)(3) nonprofit, private foundation formed with an initial $100 million grant to support science, technology, engineering and math ("STEM") education and skills training across the United States. Since its inception, the foundation has awarded $12 million to organizations working to educate and train the next generation of talent in a diversity of communities—from Charlotte to Chicago to women and veterans in many parts of the country.

In India, Cognizant Foundation, launched in 2005, has supported STEM projects that have affected the lives of more than 200,000 students since its inception. In 2018, the foundation focused on enabling access to quality education and livelihood for under-privileged children and youth through scholarships for higher education in STEM, capacity building for science and technology learning in schools, and vocational skilling with guaranteed employment. The foundation also enabled access to quality healthcare for the under-served with special focuses on preventing avoidable blindness and capacity building to improve women and child health. These initiatives jointly affected the lives of more than 100,000 persons in 2018.

Cognizant Outreach

Launched in 2007, the Cognizant Outreach program provides an official and integrated platform for Cognizant associates to volunteer, leveraging their passion and varied professional skills to enhance the quality of education, conserve and protect the environment, participate in community welfare initiatives and deliver pro bono consulting services worldwide through their volunteering efforts. For example, Cognizant Outreach has partnered with over 190 schools in India to improve learning and infrastructural conditions, where volunteers act as adjunct faculty for nearly 100 classroom sessions every week. Since 2012, the Cognizant Outreach Scholarship program in India has supported the education of over 1,860 students based on merit, 72% of them being female. Over 90% of these scholars are first-time graduates in their families, and most have now secured careers at companies, including Cognizant. Globally, Cognizant Outreach volunteers have conducted initiatives to help youth become STEM-confident. Volunteers also support lake conservation and promote environmental awareness among students. Volunteers support several paralympic sports, employability training and livelihood opportunities for people with disabilities and economically disadvantaged communities to ensure a better quality of life. In addition, volunteers leverage their professional skills in improving the operational excellence of non-profits.

In 2018, over 50,000 of our employees contributed over 500,000 volunteer hours. In addition, over 18,000 employees based in India contributed monetarily to the Cognizant Outreach scholarship program. In total, over 65,000 employees based in over 25 countries participated in the Outreach program in 2018.

Governing Responsibly

Our commitment to our customers, employees, shareholders and society is to act with integrity at all times. This guides everything we do—the way we serve our clients and the work we do to help them build better businesses. We believe it is critical to maintain the highest ethical standards.

CORPORATE GOVERNANCE GUIDELINES

The board has adopted corporate governance guidelines to assist it in the exercise of its duties and responsibilities to the company and its shareholders. The guidelines provide a framework for the conduct of the board's business and are integral to an effective corporate governance program. The guidelines are available on our website. See "Helpful Resources" on **page 72**.

CORE VALUES & CODE OF ETHICS

Our Core Values & Code of Ethics applies to all of our directors, officers and employees and promotes transparency, passion, empowerment, collaboration, customer focus and integrity within our organization. The code of ethics is available on our website. See "Helpful Resources" on **page 72**.

We will post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of our code of ethics.

ETHICS & COMPLIANCE TRAINING

We conduct annual trainings for employees on regulatory compliance topics such as global data privacy and anti-bribery.

COMPLIANCE HOTLINE

The Cognizant Compliance Helpline is serviced by a third-party provider that is available by phone or online 24 hours a day, 7 days a week to help ensure any compliance concerns can be reported and addressed in a timely and appropriate manner.

Director Compensation

Discussion and Analysis

We use cash and stock-based compensation to attract and retain qualified individuals to serve on the board. We set compensation for our non-employee directors taking into account the time commitment and experience level expected of our directors. A director who is an employee of the company or any of its subsidiaries receives no cash or stock-based compensation for serving as a director.

2018 Director Compensation Structure



Annual Non-Employee Director Retainers[1]

$90,000 Annual Cash Retainer

$210,000 Restricted Stock Units (RSUs) — 1-year cliff vesting[2]

Additional Chair Retainers[1]

Board **$150,000**

Audit Committee **$25,000**

Compensation Committee, Finance Committee and Governance Committee **$15,000**

Committee Meeting Fees

$1,500 per meeting (excluding telephonic meetings of 30 minutes or less)

[1] Paid in advance following annual meeting of shareholders. All amounts in cash excluding RSUs. Directors joining mid-year receive prorated amounts.

[2] Upon a director's retirement while in good standing, the board's intent is to utilize its discretion to accelerate the vesting of such director's outstanding stock-based awards.

Director Compensation vs. Peer Group

For purposes of establishing non-employee director compensation, the Compensation Committee engaged Pay Governance, LLC ("Pay Governance"), an independent executive compensation advisory firm, in 2017 to review all elements of non-employee director compensation, benchmark such compensation in relation to other comparable companies with which we compete for board talent and provide recommendations to ensure that our non-employee director compensation program remains competitive. Pay Governance benchmarked our non-employee director compensation against the same group of technology-related firms used by Pay Governance in preparing its recommendations to the Compensation Committee for executive officers for 2017 (prior to the changes to the peer group for purposes of evaluating 2018 executive compensation). See "Compensation Committee and Engagement of Compensation Consultant" and "Peer Group and Market Data" on **pages 33 and 34**.

The Compensation Committee considered the benchmarking data and recommendations of Pay Governance in setting the cash and stock-based compensation of non-employee directors that became effective following the 2017 annual meeting. In 2018, we added a retainer for the Finance Committee chair upon the appointment of an independent director to chair the committee, with the amount equal to the chair retainers for the Compensation Committee and Governance Committee as the workload was viewed as similar. No further changes were made in 2018. Based on the 2017 analysis:

- Our total director compensation was at the 50th percentile vs. our peer group.
- Our director stock-based compensation, which is issued in RSUs that vest 100% on the first anniversary of the grant date, was in line with peer group practices that predominantly involve equity issuances in the form of (i) full value shares or (ii) restricted stock that vests 100% on the first anniversary of the grant date.
- Our additional annual board and committee chair retainers, provided in recognition of the increased workload and responsibilities associated with such positions, and our meeting fees were also in line with peer group practices.

Director Stock Ownership Guidelines

Directors

5x
annual cash retainer ($450,000 in shares of common stock)

Under our stock ownership guidelines, each non-employee director is required over time to hold a number of shares with a value, measured as of the time the revised guidelines were put in place (March 2017) or, for later joining directors, the time a director joins the board, equal to five times the annual cash retainer received by non-employee directors (i.e., $450,000 in shares of common stock). Compliance with the guidelines is required within five years of a director joining the board. As of March 31, 2019, all of our directors were in compliance with our stock ownership guidelines.

NO HEDGING, SHORT SALES, MARGIN ACCOUNTS OR PLEDGING

All directors are subject to the same insider trading policies of the company that apply to employees and provide for:

- ❌ No hedging or speculation with respect to Cognizant securities
- ❌ No short sales of Cognizant securities
- ❌ No margin accounts with Cognizant securities
- ❌ No pledging of Cognizant securities

See "Hedging, Short Sale, Margin Account and Pledging Prohibitions" on **page 48** for additional information on these restrictions.

Director Tables

The following tables set forth certain information regarding the compensation of each of our directors who served during 2018 and the aggregate number of RSUs and the aggregate number of stock options held by each of our directors at December 31, 2018.

Name	2018 Director Compensation			Director Stock and Option Awards Outstanding	
	Fees Earned or Paid in Cash	Stock Awards[1]	Total	Aggregate Number of Stock Awards[2]	Aggregate Number of Stock Options
Zein Abdalla	$116,979	$209,984	$326,963	3,313	11,294
Betsy S. Atkins	$97,500	$209,984	$307,484	3,269	913
Maureen Breakiron-Evans	$134,500	$209,984	$344,484	26,117	33,324
Jonathan Chadwick	$103,500	$209,984	$313,484	3,399	7,924
John M. Dineen	$114,432	$209,984	$324,416	6,262	1,827
John N. Fox, Jr.	$121,500	$209,984	$331,484	7,622	21,764
John E. Klein	$268,500	$209,984	$478,484	14,367	21,764
Leo S. Mackay, Jr.	$102,000	$209,984	$311,984	7,819	13,297
Michael Patsalos-Fox	$233,116	$209,984	$443,100	8,891	53,324
Joseph M. Velli	$102,000	$209,984	$311,984	2,726	—

[1] Represents the aggregate grant date fair value of RSUs granted in the 2018 fiscal year under the 2017 Plan, determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. All directors listed received an award of 2,726 RSUs with a grant date fair value of $77.03 per share. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. The RSUs granted to Ms. Atkins in 2018 were forfeited upon her resignation from the board on October 30, 2018. For information regarding assumptions underlying the valuation of equity awards, see Note 17 of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 ("2018 Annual Report").

[2] Includes the RSUs granted in 2018 with respect to which the settlement has been deferred for some directors, as set forth in "Deferral of Restricted Stock Units" below. Also includes deferred RSUs granted in prior years held by Ms. Breakiron-Evans (22,804), Mr. Dineen (3,269), Mr. Fox (4,309), Mr. Klein (11,054), Mr. Mackay, Jr. (4,506) and Mr. Patsalos-Fox (5,578) to be settled upon the director's termination of service on the board. For Ms. Atkins, who resigned from the board in October 2018, this amount from prior years is comprised of 3,269 RSUs that will be settled on July 1, 2019.

Deferral of Restricted Stock Units

Non-employee directors may on a yearly basis elect to defer settlement of RSUs that are granted in the subsequent year. The following table sets forth the two deferral options available, and the directors that elected such deferral options, for 2018.

	RSUs Deferred Until Earliest to Occur of			
	Company Change in Control	Director's Death or Permanent Disability	Director Leaves the Board	Directors Electing Option
Option 1	✓	✓	100% settles on next July 1	Dineen
Option 2	✓	✓	1/3rd settles on each of next three July 1sts	Breakiron-Evans, Chadwick, Fox, Klein

✓ = immediate settlement

Certain Relationships and Related Person Transactions

Under the Audit Committee's charter, the Audit Committee is responsible for reviewing and approving all transactions between the company and any related person that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Related persons include any of our directors or executive officers, certain of our shareholders, and any of their immediate family members. The company's legal staff is primarily responsible for monitoring and obtaining information from our directors and executive officers with respect to potential related person transactions, and for then determining, based on the facts and circumstances, whether the related person has a direct or indirect material interest in any transaction with us. Each year, to help our legal staff identify related person transactions, we require each of our directors, director nominees and executive officers to complete a disclosure questionnaire identifying any transactions with us in which the officer or director or their family members have an interest.

In addition, our code of ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to, in the case of employees, notify our chief compliance officer, or, in the case of directors and executive officers, notify our general counsel. See "Helpful Resources" on **page 72**.

No related person transactions since January 1, 2018.

Stock Ownership and Reporting

Common Stock and Total Stock–Based Holdings Table

The following table sets forth the Cognizant stock-based holdings of our directors, named executive officers for fiscal 2018 ("NEOs"), and directors and executive officers as a group as of March 31, 2019, as well as the stock-based holdings of beneficial owners of more than 5% of our common stock as of December 31, 2018. Unless otherwise indicated, the address for the individuals below is our address. Each of our directors and NEOs owns less than 1% of the total outstanding shares of our common stock.

Directors	Common Stock		
	Stock	Options	Total
Zein Abdalla	3,878	11,294	18,485
Maureen Breakiron-Evans	255	33,324	59,696
Jonathan Chadwick	4,567	7,924	15,804
John M. Dineen	–	1,827	8,089
John N. Fox, Jr.	35,524	21,764	64,910
Brian Humphries	–	–	–
John E. Klein	597,859	21,764	633,990
Leo S. Mackay, Jr.	9,454	13,297	30,570
Michael Patsalos-Fox	21,054	53,324	83,269
Joseph M. Velli	3,917	–	6,643
Total	**676,508**	**164,518**	**921,456**

Named Executive Officers	Common Stock		
	Stock	Options	Total
Francisco D'Souza	454,499	–	840,175
Rajeev Mehta	193,668	–	224,372
Karen McLoughlin	66,273	–	221,760
Malcolm Frank	27,419	–	162,953
DK Sinha	38,132	–	112,951
Total	**779,991**	**–**	**1,562,211**

Current Directors and Executive Officers	Common Stock		
	Stock	Options	Total
As a group (26 people)	1,542,461	164,518	3,171,147

5% Beneficial Owners	Common Stock	% Outstanding
BlackRock, Inc.	45,040,179	7.8%
The Vanguard Group	44,130,631	7.6%

Common Stock. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares is pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights. The **Stock** subcolumn includes shares directly or indirectly held and shares underlying RSUs that will vest within 60 days of March 31, 2019. The **Options** subcolumn includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days of March 31, 2019.

Total. This column shows the individual's total Cognizant stock-based holdings, including securities shown in the Common Stock column (as described above), plus non-voting interests that cannot be converted into shares of Cognizant common stock within 60 days of March 31, 2019, including, as appropriate, PSUs and RSUs.

Common Stock and Total. Both columns include the following shares over which the individual has shared voting and investment power through family trusts or other accounts: Klein (137,872), Mehta (30,523) and Telesmanic (800).

Current Directors and Executive Officers. This row includes shares of our current directors and executive officers as of the date of this proxy statement and, as such, does not include Mr. Mehta's shares as he was no longer an executive officer of the company as of April 1, 2019. Mr. D'Souza's shares are included in this row as he remains a director of the company as of the date of this proxy statement. This row includes: (1) 1,180 RSUs that vest within 60 days of March 31, 2019, (2) 164,518 shares that may be acquired under stock options that are or will become exercisable within 60 days of March 31, 2019, and (3) 138,672 shares of common stock over which there is shared voting and investment power. Current directors and executive officers as a group do not own more than 1% of the total outstanding shares.

5% Beneficial Owners. This table shows shares beneficially owned by BlackRock, Inc. and affiliated entities, 55 East 52nd Street, New York, NY 10055, and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

(# of shares)	BlackRock	Vanguard
Sole voting power	38,646,814	707,242
Shared voting power	0	151,851
Sole dispositive power	45,040,179	43,284,534
Shared dispositive power	0	846,097

The foregoing information is based solely on a Schedule 13G/A filed by BlackRock with the SEC on February 4, 2019 and a Schedule 13G/A filed by Vanguard with the SEC on February 11, 2019, as applicable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, certain officers and shareholders who beneficially own more than 10% of any class of our equity securities registered pursuant to Section 12 of the Exchange Act (collectively, the "Reporting Persons") to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to our equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a). Based solely on our review of the copies of such forms received by us and upon written representations of the Reporting Persons received by us, we believe that there has been compliance with all Section 16(a) filing requirements applicable to such Reporting Persons with respect to the year ended December 31, 2018, except that one Form 4 for Robert Telesmanic, our Senior Vice President, Controller and Chief Accounting Officer, reporting a vesting of RSUs was filed one day late due to administrative error.

Compensation

Company Performance Snapshot

REVENUE
(in billions)

$13.5 (2016)
$14.8 (2017) +9.8%
$16.1 (2018) +8.9%



2017 ACQUISITIONS


IT Services (Japan)


Digital Consulting


Healthcare Services


Digital Marketing & Experience (Europe)


Digital Marketing (UK)

2018 ACQUISITIONS


Consulting Services (Belgium and the Netherlands)


Salesforce Cloud Quote to Cash


Healthcare Services


Salesforce Consulting (APAC)


Digital Engineering

CAPITAL ALLOCATION

$3.7 billion returned to our shareholders through **share repurchases and dividends** in 2017 and 2018

(in millions)

$2,065 (2017) — 87% Share repurchases, 13% Dividends
$1,643 (2018) — 72% Share repurchases, 28% Dividends

Share repurchases
Dividends



$1.4 billion invested in **acquisitions** in 2017 and 2018

(in millions)

$233 (2017)
$1,122 (2018)



Legend: GAAP | Adjusted | Non-GAAP

OPERATING MARGIN[1]

	2016	2017	2018
GAAP	17.0%	16.8%	17.4%
Adjusted	17.0%	17.3%	18.1%
Non-GAAP	19.5%	19.7%	20.7%



INCOME FROM OPERATIONS[1]
(in millions)

	2016	2017	2018
GAAP	$2,289	$2,481	$2,801
Adjusted	$2,289	$2,553	$2,920
Non-GAAP	$2,636	$2,912	$3,345



DILUTED EARNINGS PER SHARE (EPS)[1]

	2016	2017	2018
GAAP	$2.55	$2.53	$3.60
Adjusted	$2.98	$3.42	$4.02
Non-GAAP	$3.39	$3.77	$4.57



OUR REVISED NON-GAAP FINANCIAL MEASURES[1] – "ADJUSTED"

Advantages
- **Aligns incentives** when determining build vs. buy strategy
- **Increases comparability to peers** and consistency with other large technology companies
- **Improves alignment** with investor analysis

---

[1] Our performance-based compensation for 2018 uses our historical non-GAAP financial measures as metrics: non-GAAP operating margin, non-GAAP income from operations and non-GAAP diluted EPS. In late 2018, we announced a plan to utilize revised non-GAAP financial measures going forward: Adjusted Operating Margin, Adjusted Income From Operations and Adjusted Diluted Earnings Per Share. See "Forward-Looking Statements and Non-GAAP Financial Measures" on **page 69** for more information.

PROPOSAL 2

Advisory Vote on Executive Compensation (Say-on-Pay)

WHAT ARE YOU VOTING ON?

In accordance with Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executive officers ("NEOs"), as described in this proxy statement.

✅ **The board unanimously recommends a vote FOR the approval, on an advisory (non-binding) basis, of our executive compensation.**

Resolution Shareholders Are Being Asked to Approve

RESOLVED, that the shareholders of Cognizant Technology Solutions Corporation approve, on an advisory basis, the compensation of the company's named executive officers, disclosed pursuant to Item 402 of Regulation S-K in the company's definitive proxy statement for the 2019 annual meeting of shareholders.

92%

votes cast "FOR" Say-on-Pay at 2018 annual meeting

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that our shareholders have the opportunity to cast an advisory vote on executive compensation at annual meetings, commonly referred to as a "Say-on-Pay" vote, at least once every three years. At the 2017 annual meeting, the company's shareholders voted, on an advisory basis, on the frequency of the Say-on-Pay vote, voting in favor of the holding of a Say-on-Pay vote every year. A Say-on-Pay vote has been held at each subsequent annual meeting. Holding the Say-on-Pay vote every year gives shareholders the opportunity to provide direct and frequent feedback on our compensation philosophy, policies and procedures. The next Say-on-Pay vote will occur in 2020.

The Say-on-Pay vote is a non-binding vote on the compensation of our NEOs, which is described in the "Compensation Discussion and Analysis" section (see below), the "Executive Compensation Tables and Pay Ratio" section (see **page 50**) and the "Potential Payments Upon Termination or Change in Control" section (see **page 55**) and the accompanying narrative disclosure in each such section. Please read each section for a detailed discussion about our executive compensation programs and compensation philosophy, including information about the fiscal 2018 compensation of our NEOs.

The votes solicited by this Proposal 2 are advisory, and therefore are not binding on the company, the board or the Compensation Committee. However, the board, including the Compensation Committee, values the opinions of our shareholders and, to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section describes the general objectives, principles and philosophy of the company's executive compensation program, focused primarily on the compensation of our NEOs.

New CEO

2018 NEOs













BRIAN HUMPHRIES Current CEO (as of April 1, 2019)	**FRANCISCO D'SOUZA** 2018 CEO (CEO through March 31, 2019)	**RAJEEV MEHTA** 2018 President (President through March 31, 2019)	**KAREN MCLOUGHLIN** CFO	**MALCOLM FRANK** EVP, Strategy & Marketing	**DK SINHA** EVP and President, Global Client Services

Compensation Program Objectives

The Compensation Committee designed the 2018 executive compensation program to meet the following objectives and with key features to meet those objectives as set out below:

Program Objectives	How We Get There
Alignment with Corporate Strategies Ensure compensation program incentives are aligned with our corporate strategies and business objectives.	We set performance metrics for our incentive compensation programs that align with our corporate operational goals: • Revenue • Profitability (non-GAAP income from operations and non-GAAP EPS) • Cash flow (days sales outstanding ("DSO"))
Short-Term and Long-Term Objectives Tie a substantial portion of compensation to achieving both short-term and long-term performance objectives that enhance shareholder value.	A substantial percentage of our NEOs' pay is performance-based. This is divided between (i) annual cash incentives ("ACI"), which measure performance over a one-year period and reward achievement of short-term company financial and operational objectives, and (ii) performance stock units ("PSUs"), which measure performance over a two-year period, vest over an additional third year and reward more long-term company financial and operational objectives.
Long-Term Continued Employment Provide an incentive for long-term continued employment with our company.	A substantial percentage of our NEOs' pay consists of long-term equity: (i) restricted stock units ("RSUs"), which vest quarterly over a three-year period, to reward continued service and long-term performance of our common stock, and (ii) PSUs that require continued service for them to vest, with vesting not until 30 months (1/3rd) and 36 months (2/3^{rds}) from the start of the performance period.
Balanced Mix Create an appropriate balance between current and long-term compensation and between cash and equity-based incentive compensation.	We provide competitive levels of cash and short-term compensation to provide some stability to our NEOs' compensation. We provide current compensation in the form of cash, divided between base salary and ACI, and long-term compensation in the form of equity, divided between PSUs and RSUs. Both current and long-term compensation include a mix between stable (base salary and RSUs) and performance-based (ACI and PSUs) compensation.
No Unnecessary Risk-Taking Ensure that compensation arrangements do not encourage unnecessary risk-taking.	We create a balance between performance-based and non-performance-based compensation and set performance metric targets that we believe are aspirational but achievable. We also set stock ownership guidelines to help mitigate potential compensation risk and further align the interests of our NEOs with those of shareholders. See **page 48**.
Competitive Provide competitive compensation packages in order to attract, retain and motivate top executive talent.	To ensure our compensation remains competitive, the Compensation Committee engaged Pay Governance, an independent executive compensation advisory firm, in 2018 and prior years to review and benchmark the compensation we provide relative to our peer group and other market data.

The Compensation Committee believes that the design of the compensation program, including having the appropriate mix of compensation elements and performance metrics and targets, has a significant impact on driving company performance.

Key Features

What We Do	
Pay for performance, with high percentages of performance-based and long-term equity compensation	See **page 31**
Use appropriate peer groups and market data when establishing compensation	See **page 34**
Retain an independent external compensation consultant	See **page 33**
Set significant stock ownership requirements for executives	See **page 48**
Maintain a strong clawback policy	See **page 48**
Utilize "double trigger" change of control provisions in plans that only provide benefits upon qualified terminations in connection with a change of control	See **page 55**

What We Don't Do	
No hedging or speculation with respect to Cognizant securities	See **page 48**
No short sales of Cognizant securities	See **page 48**
No margin accounts with Cognizant securities	See **page 48**
No pledging of Cognizant securities	See **page 48**
No tax "gross ups" on severance or other change of control benefits	See **page 49**

Compensation

Compensation Structure Overview

2018 Target Annual Compensation Mix

The Compensation Committee makes decisions on executive compensation from a target direct compensation perspective. Each element is considered by the committee in meeting one or more compensation program objectives. The following chart illustrates the balance of elements of 2018 target direct compensation for our 2018 CEO and other NEOs, as described in this proxy statement.



2018 CEO

50% Revenue
40% Non-GAAP Income from Operations
10% Days Sales Outstanding (DSO)
50% Revenue
50% Non-GAAP EPS
5%
11%
56%
28%
84% Long-Term Equity
67% Performance-Based

OTHER NEOs (on average)

50% Revenue
40% Non-GAAP Income from Operations
10% Days Sales Outstanding (DSO)
50% Revenue
50% Non-GAAP EPS
10%
13%
37%
40%
77% Long-Term Equity
50% Performance-Based

Base Salary

Stable source of cash income at competitive levels

Annual Cash Incentive (ACI)

Annual cash incentive to motivate and reward achievement of short-term company financial and operational objectives

Measurement Period
1 year (2018)

Target Compensation
200% of base salary – Mr. D'Souza and Mr. Mehta

100% of base salary – Ms. McLoughlin, Mr. Frank and Mr. Sinha

Payout Range
Maximum 200% payout
Target 100% payout
Threshold 50% payout

Historical ACI award achievements by year

2016	2017	2018
79.8%	114.8%	87.7%

Performance Stock Units (PSUs)

Annual grant of performance stock units that reward achievement of more long-term company financial objectives, continued service and long-term performance of our common stock

Measurement Period
2 years (2018 – 2019)

Vesting
1/3rd at 30 months
2/3rds at 36 months

Vesting Range
Maximum 200% payout
Target 100% payout
Threshold 50% payout

Historical PSU achievements by performance measurement period

2016[1]	2016/17[1]	2017/18[2]
38.2%	85.5%	144.8%

Restricted Stock Units (RSUs)

Grants of restricted stock units to reward continued service and long-term performance of our common stock

Grants
Annually[3]

Vesting
Quarterly over 3 years

Note: The above presentation seeks to provide a view of 2018 target direct compensation as reviewed by the Compensation Committee. As such, it uses grant date share prices for RSUs and PSUs and the target level of achievement for the ACI and PSUs.

1 Weighting was 75% revenue and 25% non-GAAP EPS for the 2016 and 2016/17 performance periods.

2 Weighting was 50% revenue and 50% non-GAAP EPS for the 2017/18 performance period. Non-GAAP EPS weighting increased for 2017/18 performance period to emphasize focus on profitability.

3 Grants are made in multiple once-every-three-years awards for Mr. Sinha.

Aligning Pay with Performance

The following graphs illustrate the alignment between the components of the company's performance-based compensation elements and the company's performance across revenue, profitability and cash flow metrics by showing for the last three years:

> Actual company revenue, non-GAAP income from operations, non-GAAP diluted earnings per share (EPS) and days sales outstanding (DSO).

vs.

ACI **PSUs**  Component performance targets under the company's Annual Cash Incentives (ACIs) and Performance Stock Units (PSUs) with performance measurement periods covering such years.

Compensation

REVENUE

REVENUE
(in billions)



- **Continued strong, consistent revenue growth** remains a key company objective
- **Aspirational but achievable targets and significant weighting** have helped drive revenue growth

	Targeted Growth[2]	Weighting	Payout Range		
2018 ACI	9.0%		Maximum 200% payout		
2017 ACI	9.0%	50%	Target 100% payout		
2016 ACI	11.0%		Threshold 50% payout		
2018/19 PSUs	8.7%		Maximum 200% payout		
2017/18 PSUs	9.0%	50%	Target 100% payout		
2016/17 PSUs	11.0%	75%	Threshold 50% payout		
2016 PSUs	12.0%				

- **Balanced weighting for PSUs between revenue and non-GAAP EPS** starting with 2017 awards to reflect increased company focus on profitability (reduced revenue from 75% to 50% and increased non-GAAP EPS from 25% to 50%)
- PSUs awarded in 2018 (2018/19 PSUs) not shown in the graph as their 2-year performance period is ongoing; see **page 36**

PROFITABILITY

NON-GAAP INCOME FROM OPERATIONS[3]
(in millions)



- 15.1% targeted increase in non-GAAP income from operations designed into the 2018 ACI structure to **incentivize a significant increase in profitability** during 2018

	Target Increase[2]	Weighting	Payout Range		
2018 ACI	15.1%		Maximum 200% payout		
2017 ACI	8.9%	40%	Target 100% payout		
2016 ACI	9.8%		Threshold 50% payout		

[1]   2016/17 PSU targets and 2017/18 PSU targets were based on combined performance of the company for 2016 and 2017 and 2017 and 2018, respectively. The combined target was allocated between 2016 and 2017 in respect of the 2016/17 PSUs and between 2017 and 2018 in respect of the 2017/18 PSUs in the graph in the same proportion as actual revenue in such years such that the same level of achievement is reflected in both years.

[2]   Targeted growth/increase (compound annual growth for PSUs with two-year performance periods) vs. prior year actual company performance.

[3]   See "Forward-Looking Statements and Non-GAAP Financial Measures" on **page 69**.

NON-GAAP DILUTED EARNINGS PER SHARE (EPS)[1]



- **PSU performance metric added in 2016** to incentivize increased profitability
- **Aspirational but achievable targets and significant weighting**

	Targeted Increase[3]	Weighting	Payout Range		
2018/19 PSUs	17.2%	**50%**		Maximum	200% payout
2017/18 PSUs	9.2%			Target	100% payout
2016/17 PSUs	8.6%	**25%**		Threshold	50% payout
2016 PSUs	10.4%				

- **Increased non-GAAP EPS weighting starting with 2017 awards** (from 25% to 50%) to reflect increased company focus on profitability
- 17.2% targeted annual increase in non-GAAP EPS designed into the 2018/19 PSU structure to **incentivize a significant increase in profitability** during 2018 and 2019
- PSUs awarded in 2018 (2018/19 PSUs) not shown in the graph as their 2-year performance period is ongoing; see **page 36**

CASH FLOW

DAYS SALES OUTSTANDING (DSO)



- **Timely collection of receivables** from customers incentivized by this ACI performance metric
- DSO target set at a level the Compensation Committee believes is healthy for the business
- **DSO has remained in the desired range** over the past three years

	Weighting	Payout Range		
2018 ACI			Maximum	200% payout
2017 ACI	**10%**		Target	100% payout
2016 ACI			Threshold	50% payout

[1]   See "Forward-Looking Statements and Non-GAAP Financial Measures" on page 69.

[2]   2016/17 PSU targets and 2017/18 PSU targets were based on combined performance of the company for 2016 and 2017 and 2017 and 2018, respectively. The combined target was allocated between 2016 and 2017 in respect of the 2016/17 PSUs and between 2017 and 2018 in respect of the 2017/18 PSUs in the graph in the same proportion as actual revenue in such years such that the same level of achievement is reflected in both years.

[3]   Targeted increase (compound annual increase for PSUs with two-year performance periods) vs. prior year actual company performance.

Compensation Setting Process

Compensation Committee and Engagement of Compensation Consultant

The Compensation Committee oversees and administers our executive compensation program, including the evaluation and approval of compensation plans, policies and programs offered to our NEOs. The committee operates under a written charter adopted by the board and is comprised entirely of independent, non-employee directors as determined in accordance with Nasdaq and SEC rules. The committee has the authority to engage its own independent advisor to assist in carrying out its responsibilities under its charter.

To achieve the objectives of our executive compensation program, the Compensation Committee evaluates the program with the goal of setting compensation at levels the committee believes are competitive with those of other technology-related and consulting companies that compete with us for executive talent. The committee has engaged an independent compensation consultant to provide additional assurance that the company's executive compensation program is reasonable and consistent with its objectives. The consultant reports directly to the committee, periodically participates in committee meetings and advises the committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. Although the committee reviews the compensation practices of our peer companies and other market data as described on **page 34**, the committee does not adhere to strict formulas or survey data to determine the mix of compensation elements. Instead, as described on **page 34**, the committee considers various factors in exercising its discretion to determine compensation, including the experience, responsibilities and performance of each NEO as well as the company's overall financial performance. This flexibility is particularly important in designing compensation arrangements to attract and retain executives in a highly-competitive, rapidly changing market.

Since 2010, the Compensation Committee has engaged Pay Governance, an independent executive compensation advisory firm, as its independent compensation consultant to review all elements of our executive compensation, benchmark such compensation against the compensation packages of other comparable companies with which we compete for executive talent, and provide recommendations to ensure that our executive compensation program continues to enable us to attract and retain qualified executives through competitive compensation packages that incentivize the attainment of our short-term and long-term strategic objectives. As part of the compensation-setting processes for 2016, 2017 and 2018, the committee asked Pay Governance to provide benchmark compensation data and/or review management's recommendations for year-over-year compensation adjustments, including a review for general market competitiveness and competitiveness with the company's peer group. The committee has assessed the independence of Pay Governance and concluded that no conflict of interest exists that would prevent Pay Governance from providing independent advice regarding executive and director compensation matters.

Peer Group and Market Data

The Compensation Committee, with assistance from Pay Governance, established the company's peer group that was used for market comparisons and benchmarking of the compensation for Mr. Humphries, Mr. D'Souza, Mr. Mehta, Ms. McLoughlin and Mr. Frank. Such peer group is comprised of technology-related and consulting companies selected based on revenue, headcount and market capitalization. In September 2017, the committee adopted the changes set forth below to the peer group to be used in the compensation-setting process for 2018 and subsequent years. These changes expanded the peer group and adjusted for company and peer group changes, repositioning the company at the mid-point in market capitalization and at a lower (though still high) percentile in terms of revenue vis-à-vis the peer group.

2017 PEER GROUP

- Accenture Plc
- Automatic Data Processing, Inc.
- CA Technologies, Inc.
- Convergys Corporation
- DXC Technology Company
- Fidelity National Information Services, Inc.
- Fiserv, Inc.
- Leidos Holdings, Inc.
- Mastercard Incorporated
- NetApp, Inc.
- Symantec Corporation
- Visa, Inc.
- Yahoo! Inc.

Added

- Alliance Data Systems Corporation
- Discover Financial Services
- eBay Inc.
- Marsh & McLennan Companies, Inc.
- PayPal Holdings, Inc.
- Salesforce.com, Inc.
- VMware, Inc.

Removed

- Convergys Corporation
- Symantec Corporation
- Yahoo! Inc.

2018 PEER GROUP

- Accenture Plc
- Alliance Data Systems Corporation
- Automatic Data Processing, Inc.
- CA Technologies, Inc.
- Discover Financial Services
- DXC Technology Company
- eBay Inc.
- Fidelity National Information Services, Inc.
- Fiserv, Inc.
- Leidos Holdings, Inc.
- Marsh & McLennan Companies, Inc.
- Mastercard Incorporated
- NetApp, Inc.
- PayPal Holdings, Inc.
- Salesforce.com, Inc.
- Visa, Inc.
- VMware, Inc.

PEER GROUP POSITIONING


Market Capitalization
Cognizant
50th percentile
25th percentile
50th percentile
75th percentile
Revenue
Cognizant
82nd percentile
25th percentile
50th percentile
75th percentile
Headcount
Cognizant
96th percentile
25th percentile
50th percentile
75th percentile

Note: Data as of December 31, 2018; excludes Computer Sciences Corporation as it was acquired in April 2017 and excludes CA Technologies, Inc. with respect to market capitalization as it was acquired in November 2018 (other data for CA Technologies, Inc. was available and included).

For the other NEO, Mr. Sinha, the Compensation Committee used market data that the company obtained from third party benchmarking services for similar roles and levels. The committee believes this approach was appropriate for the role of Mr. Sinha as it allowed for the use of a broader market data view not limited to the company's peer group. Such market data was evaluated and utilized by the committee with the assistance of Pay Governance.

Role of Executive Officers in Determining Executive Compensation

Our CEO, aided by our Chief People Officer, among others, provides statistical data and makes recommendations to the Compensation Committee to assist it in determining compensation levels. In addition, our CEO provides the committee with a review of the performance of other executive officers. While the committee utilizes this information and values management's observations with regard to compensation, the committee makes the ultimate decisions regarding executive compensation.

Role of Shareholder Say-on-Pay Votes

In making its decisions regarding executive compensation for 2018, the Compensation Committee considered the significant level of shareholder support our executive compensation program has received from shareholders in past years and chose to generally retain the same structure for 2018.

Primary Compensation Elements

The Compensation Committee first establishes a target direct compensation value that it wants to deliver to each NEO based on the perceived retention value of the total compensation package in light of the competitive environment. The committee evaluates the total mix of cash versus equity-based compensation with reference to market practices and generally sets the respective levels with a higher percentage of equity as a component versus the market. The committee emphasizes performance-based components in evaluating the total mix between base salary, ACI, PSUs and RSUs. Once the target value for equity compensation is established, the committee determines the number of PSUs and RSUs to be granted by reference to the current value of the company's common stock. In making its determinations with respect to compensation, the committee also generally takes into account factors such as increases in the cost of living, the size of comparable awards made to individuals in similar positions within the industry, internal pay equity, the scope, responsibility and business impact of the officer's position, the individual's potential for increased responsibility and promotion over the award term, the individual's personal experience and performance in recent periods and the value of PSUs and RSUs that each of our executive officers has previously been awarded.

Base Salary

The Compensation Committee has included the base salary component of an NEO's target direct compensation to provide financial stability and certainty to balance against the performance-based compensation elements. The committee reviews the base salaries of our NEOs on an annual basis and makes periodic adjustments based on individual performance and contributions, market trends, increases in the cost of living, competitive position and our financial situation. Consideration is also given to relative responsibility, seniority, experience and performance of each individual NEO. No specific weight is assigned to any of the above criteria relative to the others, but rather the committee uses its judgment in combination with market and other data provided by Pay Governance and the company.

Annual Cash Incentive (ACI)

2018 ANNUAL CASH INCENTIVE



Component and Weighting		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Actual result	Increase in 2018 Targets vs. 2017 Actuals	Overall 2018 Annual Cash Incentive Achievement
50%	Revenue (in billions)	$15.5	$16.3	$17.1	**$16.1**	▲ 9.0%	87.7%
40%	Non-GAAP Income from Operations (in millions)	$3,210	$3,378	$3,545	**$3,345**	▲ 15.1%	
10%	Days Sales Outstanding (DSO)	81	70	60	**75**	–	

The Compensation Committee has designed our ACI program to stimulate and support a high-performance environment by tying such incentive compensation to the attainment of short-term financial goals aligned with our company's operational objectives that it believes are valued by our shareholders: increased revenue and earnings and consistent cash flow.

In 2018, as in past years, the committee believed it appropriate to establish three components to the annual cash incentive: revenue, non-GAAP income from operations (see "Forward-Looking Statements and Non-GAAP Financial Measures" on **page 69**) and days sales outstanding ("DSO"). The committee determined a target for each component and a weighting for each component as a percentage of the total award such that achievement of the targeted level of performance for all three components would result in the NEOs receiving their target awards. The committee set threshold, or minimum, levels for each of the components below which no ACI would be paid for the particular component. The committee also set maximum levels for each of the components above which no additional ACI would be paid for the particular component and that collectively result in a maximum possible ACI equal to 200% of the target awards for the executives. Achievement for performance between the threshold and target levels or between the target and maximum levels for any of the components is calculated using straight-line interpolation.

The Compensation Committee determines ACI after the end of the fiscal year based upon the company's performance. Prior to determining the performance by the company against the targets for 2018, the committee increased the revenue and non-GAAP income from operations targets by the amount of revenue and income from operations derived from acquisitions completed during 2018.

ANNUAL CASH INCENTIVE TARGET BASED ON HIGH GROWTH OBJECTIVES

The Compensation Committee established revenue and non-GAAP income from operations targets for 2018 at levels **9.0%** and **15.1%** above the company's 2017 revenue and non-GAAP income from operations, respectively. These targets were established to incentivize the company's management to prioritize a continued high level of growth in revenue as well as an increased level of non-GAAP operating margin. Meanwhile, the DSO component remained at the same targeted level as prior years as the committee viewed the target as appropriately incentivizing maintenance of a healthy cash flow level. As a result of these targets, there was substantial uncertainty at the time the committee established the performance goals for 2018 as to the likelihood of the company's attainment of the targeted levels of performance.

Performance Stock Units (PSUs)

Our Compensation Committee has designed our PSU grants to tie a substantial portion of executive compensation to achieving long-term performance objectives that it believes are valued by our shareholders: revenue growth and profitability. The 2018/19 PSUs granted in 2018 have a 2-year performance measurement period (fiscal years 2018 and 2019) over which the company's performance is measured across two components: revenue and non-GAAP EPS. See "Forward-Looking Statements and Non-GAAP Financial Measures" on **page 69**. For the 2018/19 PSUs, like the 2017/18 PSUs, revenue and non-GAAP EPS each determine 50% of the award. Such weighting was revised from 75% revenue and 25% non-GAAP EPS for the 2016/17 PSUs and 2016 PSUs to reflect the company's increased focus on profitability.

The following timeline and table show the 2018/19 PSUs granted in 2018 and other PSUs granted in prior years that had performance periods or vestings during 2018, including PSUs granted in 2015, 2016 and 2017.

TIMELINE OF PSUs OUTSTANDING IN 2018



Only the 2018/19 PSUs were granted in 2018 and, as such, included in 2018 **Target Direct Compensation** and **SEC Compensation** (see **page 38**)

Vestings included in 2018 **Realized Compensation** (see **page 38**)

Key
- Grant
- Vest
- Performance Measurement Period
- Additional Time-Vesting Period

PERFORMANCE METRICS AND ACHIEVEMENTS OF PSUs OUTSTANDING IN 2018

PSUs	Component and Weighting		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Target Increases vs. Prior Year Actuals[2]	Overall Achievement
2018/19 PSUs	50%	Revenue (in billions)	$32.6	$33.6	$34.6	▲ 8.7%	To be determined in early 2020
	50%	Non-GAAP EPS	$9.17	$9.60	$9.82	▲ 17.2%	
2017/18 PSUs	50%	Revenue (in billions)	$29.9	$31.2 / Actual result: $30.9	$33.0	▲ 9.0%	144.8%
	50%	Non-GAAP EPS	$7.75	$7.96	$8.25 / Actual result: $8.34	▲ 9.2%	
2016/17 PSUs	75%	Revenue (in billions)	$28.0 / Actual result: $28.3	$29.2	$30.8	▲ 11.0%	85.5%
	25%	Non-GAAP EPS	$6.67	$6.95	$7.32 / Actual result: $7.16	▲ 8.6%	
2016 PSUs	75%	Revenue (in billions)	$13.6 / Actual result: $13.5	$14.0	$14.8	▲ 12.0%	38.2%
	25%	Non-GAAP EPS	$3.20	$3.29	$3.48 / Actual result: $3.39	▲ 10.4%	

[1] For Mr. Sinha, 1/2 of the PSUs vested on each of 6/1/2017 and 12/1/2018.

[2] Targeted increase (compound annual increase for PSUs with two-year performance periods) vs. prior year actual company performance.

For each metric, the Compensation Committee established at the time of the award:

- Threshold – 50% vesting, with 0% vesting for performance below the threshold;
- Target – 100% vesting; and
- Maximum – 200% vesting, and the maximum possible number of PSUs that may vest.

Whether and to what extent the performance as to either metric for the 2018/19 PSUs is achieved will be determined by the Compensation Committee in its sole discretion based upon the audited financials for the 2018 and 2019 fiscal years. To the extent the level of achievement falls between the threshold and target levels or between the target and maximum levels for either metric, straight-line interpolation will be utilized to calculate the payout level for the component.

For the 2018/19 PSUs, performance across the two metrics will determine the total number of PSUs that may vest, with actual vesting of the awards as set forth below, and contingent upon the NEO continuing in the service of the company through such dates:

- 1/3rd will vest 30 months following the start of the performance measurement period; and
- 2/3^{rds} will vest 36 months following the start of the performance measurement period.

Prior to determining the performance by the company against the targets for the 2016 PSUs, 2016/17 PSUs and 2017/18 PSUs, the Compensation Committee increased the revenue and non-GAAP EPS targets by the amount of revenue and earnings per share derived from acquisitions completed during the applicable performance periods and, in the case of the 2017/18 PSUs, further increased the targets to offset the impact of the company's adoption of ASC Topic 606, "Revenue from Contracts with Customers" (the "New Revenue Standard") as of January 1, 2018. See Note 3 of the Consolidated Financial Statements in our 2018 Annual Report for additional information on the adoption of the New Revenue Standard. The committee may make similar adjustments to the targets for the 2018/19 PSUs and other future PSUs.

Restricted Stock Units (RSUs)

We grant RSUs, which vest quarterly over a three-year period, to reward continued service and long-term performance of our common stock. Grants have historically been made annually for Mr. D'Souza, Mr. Mehta, Ms. McLoughlin and Mr. Frank, with the full amount of such grants included in target direct compensation in the year of the grant. In 2018 this remained the case except for the June 2018 RSU retention grant made to Mr. Mehta, details of which are discussed on **pages 42 and 43**. Grants are made in multiple once-every-three-years awards for Mr. Sinha, with the targeted grant date value of annual vestings included in target direct compensation.

Compensation by Individual

Overview

This section includes compensation information for and provides an overview of the compensation decisions made with respect to our NEOs. It also includes information on the compensation arrangements entered into in November 2018 for our new CEO, Mr. Humphries, who joined the company on April 1, 2019, and the compensation arrangements entered into in early 2019 with our former CEO, Mr. D'Souza, and our former President, Mr. Mehta, relating to their departures from such roles.

THREE VIEWS OF COMPENSATION

To assist shareholders in understanding the compensation arrangements for our NEOs, we provide the following three views of compensation:

Target Direct Compensation – The Compensation Committee utilizes target direct compensation to review, evaluate and make decisions, typically early in the year, with respect to the compensation of our NEOs. This view is intended to capture the annual compensation that would be delivered to an NEO in a theoretical, steady-state environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The committee believes this view is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the committee in the year of such decisions.

SEC Compensation – The SEC compensation view summarizes the compensation of an NEO consistent with the compensation calculated in accordance with SEC rules and set out in the "2018 Summary Compensation Table" on **page 50**. The SEC compensation view reflects the actual base salary and ACI earned by an NEO in a given year, the grant date fair value of the RSUs and PSUs granted in a given year and all other compensation, including perquisites, required to be reported under SEC rules. SEC compensation includes several items for which the NEOs do not actually receive the amounts during the year, such as equity grants that may not vest for several years (or at all). It also excludes items that may be paid during the year, but that are attributable to prior periods. It also includes any incremental modification date fair value of any PSUs or RSUs whose terms were modified during the year. As such, the SEC compensation may differ substantially from the compensation actually realized by our NEOs.

Realized Compensation – To supplement the SEC-required disclosure, we provide a realized compensation view that is designed to capture the compensation actually received by an NEO in a given year. We calculate realized compensation by using the reported W-2 income for an NEO for a given year and substituting the actual ACI paid in such year (which relates to the prior year given such incentives are paid in the first quarter of the following year) with the ACI earned for such year. Realized compensation is not a substitute for the amounts reported as SEC compensation.

For our new CEO, we provide in this section information with respect to his target direct compensation for 2019 and 2020 under the compensation arrangement we have entered into with him. As he was not an NEO during 2018, there is no target direct compensation, SEC compensation or realized compensation information for him for 2018.

The table below summarizes the manner in which the various compensation elements for a given year are included in target direct compensation, SEC compensation and realized compensation.

	Base Salary		Annual Cash Incentive (ACI)		PSUs		RSUs		Other
Target Direct Compensation	=	Target base salary for the year (generally equal to actual base salary)	+	Target ACI for the year	+	Grant date fair value of the PSUs granted during the year[2]	+	**For D'Souza, Mehta, McLoughlin and Frank**: Grant date value of RSUs granted for the year[1] **For Sinha**: Grant date fair value of RSUs targeted to vest annually (grants made in multiple once-every-three-years awards)	+	Sign-on bonuses and other unusual items
SEC Compensation	=	Actual base salary for the year	+	Actual ACI earned for the year	+		+	Grant date fair value of the RSUs granted during the year[2]	+	All other compensation as required by SEC rules, including perquisites
Realized Compensation	=		+		+	Actual value as of the vesting date of PSUs that vested during the year	+	Actual value as of the vesting date of RSUs that vested during the year	+	All other reported W-2 income, including income from the exercise of stock options granted in prior years

[1] For the RSU retention grant to Mr. Mehta made in June 2018, due to the timing and circumstances of such grant, only the grant date fair value of the portion of the award that would be eligible to vest during 2018 is included in target direct compensation.

[2] SEC compensation also includes any incremental modification date fair value of any PSUs or RSUs whose terms were modified during the year.

Compensation of New CEO



Brian Humphries
CEO

Age 45
Education
BA, University of Ulster, Northern Ireland

Key Responsibilities and Career Highlights

Mr. Humphries joined Cognizant as our CEO on April 1, 2019. Prior to joining Cognizant, he was CEO of Vodafone Business and a member of the Executive Committee of Vodafone Group plc since February 2017. In such capacity, Mr. Humphries was responsible for the strategy, solution development, sales, marketing, partnerships and the commercial and financial success of Vodafone Business. This consisted of all business-to-business fixed and mobile customers, as well as Vodafone's Internet of Things business, Cloud & Security and Carrier Services. Vodafone Business is part of Vodafone Group plc, one of the world's largest telecommunications companies. During his time leading Vodafone Business, the division accounted for nearly a third of the Vodafone Group's service revenue with approximately €12 billion in sales globally.

Prior to Vodafone, Mr. Humphries spent four years at Dell Technologies where he served as President and Chief Operating Officer, Infrastructure Solutions Group, from 2016 to 2017, as President, Global Enterprise Solutions, from 2014 to 2016, and as VP and General Manager, EMEA Enterprise Solutions, from 2013 to 2014. Before joining Dell, Mr. Humphries was with Hewlett-Packard from 2002 to 2013 where his roles included SVP, Emerging Markets, SVP, Strategy and Corporate Development, and Chief of Staff to the Chairman and CEO. He also served as CFO of HP Services. The early part of his career was spent with Compaq and Digital Equipment Corporation.

Committee Assessment and Target Direct Compensation

Mr. Humphries was selected by the board to serve as the company's new CEO based on his extensive experience as a senior executive in the technology sector. In connection with his appointment as CEO, the company entered into an offer letter with Mr. Humphries on November 30, 2018 (the "Offer Letter") and subsequently entered into an Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement on April 1, 2019 (such employment agreement, Mr. Humphries' "Employment Agreement"), pursuant to which Mr. Humphries agreed to serve as the company's CEO. The Compensation Committee reviewed and approved the compensation arrangements set forth in the Offer Letter and Mr. Humphries' Employment Agreement after considering compensation information provided by Pay Governance for CEOs in the company's peer group and other information on compensation arrangements for new CEOs.

The committee approved, and the Employment Agreement provides for (by way of reference to the Offer Letter, as applicable), annual target direct compensation consisting of the following: (i) base salary of £800,000, (ii) ACI target of 200% of base salary (£1,600,000) and (iii) full value equity awards with a grant date value of $8,000,000. For 2019, the full value equity awards consist entirely of 2019 CEO PSUs as described below. For 2020, the full value equity awards are expected to consist 2/3rds of PSUs and 1/3rd of RSUs on terms consistent with the annual equity awards to be provided in 2020 to other executive officers of the company. In addition, Mr. Humphries is entitled to certain buy-out awards in 2019: (i) an equity buy-out award consisting of $3,000,000 in RSUs with the usual RSU terms (quarterly vesting over three years) and (ii) a cash sign-on bonus of $4,000,000, of which Mr. Humphries must utilize $1,000,000 of the after-tax amount to purchase shares of our common stock during our first open trading window after April 1, 2019. The buy-out awards in 2019 were intended to compensate Mr. Humphries for long-term compensation at Vodafone that he forfeited upon joining Cognizant. Overall, the compensation arrangement for Mr. Humphries, excluding the buy-out awards, was set at an overall level competitive with the company's peer group, but weighted more heavily towards performance-based and equity compensation as compared to the peer group.

2019 TARGET ANNUAL COMPENSATION MIX FOR MR. HUMPHRIES



* Converted to US$ based on a £1 = $1.25 exchange ratio.

The $8,000,000 in PSUs awarded to Mr. Humphries in 2019 (the "2019 CEO PSUs") have a 4-year performance period and will be eligible to vest at the end of such period based upon the company's performance across two performance metrics as set forth below. With a view toward incentivizing shareholder return over the next few years, the committee set performance metrics for the 2019 CEO PSUs based on the total shareholder return of our common stock, both (i) on a relative basis as compared to the return of the S&P 500 Information Technology Index ("Relative TSR") and (ii) on an absolute basis of share price growth and dividends ("Absolute TSR").

2019 CEO PSUs

PSUs	Component and Weighting		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Performance Period
2019 CEO PSUs	50%	Relative TSR	30th percentile	50th percentile	80th percentile	4 years (April 1, 2019 – April 1, 2023)
	50%	Absolute TSR	+25%	+50%	+100%	

Compensation of 2018 CEO and Other NEOs



Francisco D'Souza
2018 CEO

Age 50

Education
BBA, University of Macau
MBA, Carnegie Mellon University

Cognizant Tenure 25 years

Public Company Boards
General Electric Company (GE)

Key Responsibilities and Career Highlights

Mr. D'Souza co-founded Cognizant in 1994 and served as the company's CEO from 2007 through March 31, 2019. As CEO, Mr. D'Souza was responsible for promoting Cognizant's values and client-first culture, ensuring the company's sustainable growth and driving long-term shareholder value. During his 12 years as CEO, he oversaw a period of sustained growth, transformation, innovation and success, including:

- a >10x increase in revenue, from $1.4 billion in 2006 to $16.1 billion in 2018;
- a >7x increase in headcount, from 39,000 in 2006 to 282,000 in 2018; and
- Cognizant joining the Fortune 200 and being named one of Fortune's *Most Admired Companies* for 11 years in a row.

Committee Assessment and Target Direct Compensation

The Compensation Committee, at its meeting in February 2018, evaluated Mr. D'Souza's performance during 2017 and prior years and compensation information provided by Pay Governance for CEOs in the company's peer group. The committee considered Mr. D'Souza's continued success as CEO in 2017, the company's continued growth and the compensation information for CEOs in the revised peer group for 2018 (see "Peer Group and Market Data" on **page 34**). Based on these considerations, the committee determined that Mr. D'Souza's target direct compensation for 2018 should be increased to $14,250,000 (16% increase vs. 2017) to align it more closely with the peer group median and to reflect continued performance and general market trends. As increased, his compensation would remain competitive with the company's peer group, but weighted more heavily towards performance-based and equity compensation as compared to the peer group.

The specific components of Mr. D'Souza's 2018 target direct compensation were as follows: (i) base salary of $750,000 (12% increase vs. 2017), (ii) ACI target of 2x base salary ($1,500,000; a 164% increase vs. 2017 as the 2017 target was 85% of a lower base salary), (iii) PSUs of $8,000,000 (11% increase vs. 2017) and (iv) RSUs of $4,000,000 (6% increase vs. 2017). The increase in ACI to 2x base salary aligned such compensation element with the more common performance-based cash incentive practices for CEOs of peer group companies and increased the extent to which Mr. D'Souza's compensation was performance-based. The larger increase in PSUs relative to RSUs also increased the extent to which Mr. D'Souza's compensation was performance-based.

SEC Compensation

In 2018, Mr. D'Souza's SEC compensation was slightly lower than his target direct compensation due to the actual 2018 ACI achievement being 87.7% of target, resulting in an ACI payout of $1,315,500.

Realized Compensation

Mr. D'Souza's realized compensation was substantially higher than his target direct compensation in both 2017 and 2018 due to his exercise during each of 2017 and 2018 of stock options granted to him in 2008. These amounts were the result of the company's strong share price performance during Mr. D'Souza's tenure as CEO. Such exercise resulted in over $15 million of compensation in "Other" for each of such years (◇ in the chart below). Other differences were primarily due to the actual achievement of ACI versus target and differences in equity vestings (including as a result of PSU achievement) versus equity grant date fair values during the respective years. Mr. D'Souza's realized compensation from PSUs vesting during 2018 was lower than in 2017 primarily due to differences in achievement of the PSUs that vested during the respective years.

2017 AND 2018 COMPENSATION FOR MR. D'SOUZA



(in thousands)	Base Salary	ACI	PSUs	RSUs	Other	
Target Direct Compensation 2018	$750 / 5%	$1,500 / 11%	$8,000 / 56%	$4,000 / 28%		$14,250
2017	5%	5%	59%	31%		$12,232
SEC Compensation 2018	$750 / 5%	$1,316 / 9%	$8,000 / 57%	$4,000 / 29%	$29	$14,095
2017	6%	5%	58%	30%	1%	$12,478
Realized Compensation 2018	$750 / 3%	$1,316 / 5%	$4,790 / 18%	$3,995 / 15%	$15,584 / 59%	$26,434
2017	2%	2%	29%	14%	53%	$28,206

2019 CEO Transition Arrangements

In connection with the company's CEO transition to Mr. Humphries, on February 1, 2019, Mr. D'Souza and the company entered into an amendment to his Amended and Restated Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement (such employment agreement, Mr. D'Souza's "Employment Agreement" and such amendment, the "Transition Agreement"). The Compensation Committee considered the Transition Agreement with the assistance of Pay Governance and approved it as in the best interests of the company in light of Mr. D'Souza's long and highly successful tenure with the company and the desire to ensure a smooth CEO transition. The Transition Agreement provides that, during the period from April 1, 2019 through June 30, 2019 (the "Transition Period"), Mr. D'Souza will serve as a mentor and resource for the new CEO and will help facilitate the transition in leadership. During the Transition Period, Mr. D'Souza will have the title of "Executive Vice Chairman" and will report to the board. The board has also agreed, subject to its fiduciary duties to the company's shareholders, to (i) nominate, and recommend shareholders vote for, Mr. D'Souza for election to the board at the 2019 annual meeting and (ii) maintain Mr. D'Souza in the role of non-executive Vice Chairman of the board through the 2020 annual meeting.

Pursuant to the Transition Agreement, Mr. D'Souza is entitled to the following compensation and benefits for 2019 in connection with his service during 2019 as CEO through March 31, 2019 and as Executive Vice Chairman through June 30, 2019: (i) an annual base salary in the amount of $750,000 (prorated to $375,000 for the expected six months of 2019 prior to the end of the Transition Period during which he is expected to remain employed by the company); (ii) a target annual bonus of $1,500,000 (prorated to $750,000 for the expected six months of 2019 prior to the end of the Transition Period during which he is expected to remain employed by the company) with a payout at the target level, subject to continued employment through the end of the Transition Period; and (iii) an equity award in the form of RSUs with a grant date value of $6,000,000 (half of the grant date value of his 2018 equity awards to reflect his expected service with the company for the first six months of 2019), of which 25% vested on March 31, 2019 and the remaining portion of which will be eligible to vest on June 30, 2019, subject to continued employment through such date (the "New Award"). The New Award provides for settlement in four successive equal quarterly installments on March 31, June 30, September 30 and December 31, 2019. In addition, subject to Mr. D'Souza's execution and non-revocation of a release of claims against the company following his continued employment through the end of the Transition Period and his continued compliance with certain restrictive covenants, all of his outstanding unvested equity awards (other than the New Award) will vest on a fully accelerated basis following the end of the Transition Period on the release effectiveness date, provided that the 2018/19 PSUs granted to him in 2018 (with a performance period through the end of 2019) will continue to be subject to satisfaction of the applicable performance-vesting criteria. The Compensation Committee determined that such acceleration of unvested equity was appropriate given Mr. D'Souza's long and highly successful tenure with the company.



Rajeev Mehta
2018 President

Age 52
Education
BS, University of Maryland
MBA, Carnegie Mellon University
Cognizant Tenure 22 years

Key Responsibilities and Career Highlights

Mr. Mehta served as the company's President from September 2016 through March 31, 2019. In such role, Mr. Mehta was responsible for the overall growth and profitability of Cognizant's operations, leading the global industry and geographic business units, as well as consulting, digital services and systems, and technology solutions. His responsibilities also included overseeing the company's Chief Operating Officer and Chief People Officer, focusing on talent, utilization, performance and ongoing operational excellence, and managing the company's emerging business accelerator unit and other special initiatives dedicated to building new solutions for our clients. Mr. Mehta joined Cognizant in 1997 and provided Cognizant with leadership, operational skills and a passion for clients for more than two decades in a variety of roles.

Committee Assessment and Target Direct Compensation

The Compensation Committee, at its meeting in February 2018, evaluated Mr. Mehta's performance during 2017 and prior years and compensation information provided by Pay Governance for Presidents in the company's peer group. The committee considered Mr. Mehta's continued success as President in 2017, the company's continued growth and the compensation information for Presidents in the revised peer group for 2018 (see "Peer Group and Market Data" on **page 34**). Based on these considerations, the committee determined that Mr. Mehta's target direct compensation for 2018 should be increased to $7,420,000 (9% increase vs. 2017) to reflect continued performance and general market trends. As with the 2018 CEO, such compensation would be weighted more heavily towards performance-based and equity compensation vs. the company's peer group to provide the opportunity for higher realized compensation based on company performance.

On June 12, 2018, the company entered into a letter agreement with Mr. Mehta (the "First Letter Agreement") that modified certain provisions of his Amended and Restated Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement (such employment agreement, Mr. Mehta's "Employment Agreement"). The First Letter Agreement provided for (i) an increase in 2018 target ACI from 1x to 2x base salary, (ii) an additional $9,000,000 RSU retention grant with the usual RSU terms (quarterly vesting over three years), and (iii) if he remains employed with the company through May 1, 2019, (a) his receiving in early 2020 a prorated bonus for 2019 based on actual company performance in 2019 and the portion of 2019 that he is employed by the company and (b) acceleration of all outstanding unvested equity awards, excluding the RSU retention grant, provided that PSUs granted to him in 2018 (with a performance period through the end of 2019) will continue to be subject to satisfaction of the applicable performance vesting criteria and will vest, if at all, on a prorated basis based on actual performance and the portion of the performance period completed while he was employed by the company. The First Letter Agreement increased Mr. Mehta's target direct compensation for 2018 to $9,571,000 (including for purposes of the RSU retention grant, due to the timing and circumstances of such grant, only the $1,500,000 in grant date fair value that would be eligible to vest during 2018). In making the changes to Mr. Mehta's target direct compensation and Mr. Mehta's Employment Agreement provided for in the First Letter Agreement, the committee consulted with Pay Governance and considered the importance of retaining Mr. Mehta in his role as President as the company undertook a search for a new CEO. See "2019 President Departure Arrangements" on **page 43** for information on further revisions to Mr. Mehta's Employment Agreement during 2019.

The specific components of Mr. Mehta's 2018 target direct compensation after the First Letter Agreement were as follows: (i) base salary of $650,000 (3% increase vs. 2017), (ii) ACI target of 2x base salary ($1,300,000; a 143% increase vs. 2017 as the 2017 target was 85% of a lower base salary), (iii) PSUs of $3,821,000 (3% increase vs. 2017) and (iv) RSUs of $3,800,000, including $1,500,000 from the RSU retention grant.

SEC Compensation

In 2018, Mr. Mehta's SEC compensation was substantially higher than his target direct compensation primarily due to (i) the full grant date value of the $9,000,000 RSU retention grant pursuant to the First Letter Agreement being included in SEC compensation (included in ② in the chart on **page 43**), as compared to only the $1,500,000 in grant date fair value of the RSU retention grant that would be eligible to vest during 2018 being included in target direct compensation, and (ii) the inclusion per SEC rules of $10,939,194 of incremental modification date fair value of PSUs and RSUs that were previously granted to Mr. Mehta and modified by the First Letter Agreement to vest on May 1, 2019, earlier than originally scheduled, resulting in inclusion of additional incremental value based on a determination that such awards would probably vest as a result of the modification versus it being improbable that they would vest without the modification. Specifically, the accelerated equity vesting provision of the First Letter Agreement resulted in the following additional amounts: (a) PSUs: $8,389,652 (included in ① in the chart on **page 43**) from the modification of 2017/18 PSUs granted in 2017 ($5,987,064) and 2018/19 PSUs granted in February 2018 ($2,402,588) and (b) RSUs: $2,549,542 (included in ② in the chart on **page 43**) from the modification of RSUs granted in 2017 ($1,103,482) and RSUs granted in February 2018 ($1,446,060).

Realized Compensation

Mr. Mehta's realized compensation was not substantially different than his target direct compensation in both 2017 and 2018, with the differences being primarily due to the actual achievement of ACI versus target and differences in equity vestings (including as a result of PSU achievement) versus equity grant date fair values during the years. Mr. Mehta's realized compensation from PSUs vesting during 2018 was lower than in 2017 primarily due to differences in achievement of the PSUs that vested during the respective years.



2017 AND 2018 COMPENSATION FOR MR. MEHTA

2019 President Departure Arrangements

On February 4, 2019, Mr. Mehta and the company entered into a letter agreement further amending the First Letter Agreement and Mr. Mehta's Employment Agreement (such amendment, the "Second Letter Agreement"). The committee reviewed and approved the Second Letter Agreement as in the best interests of the company in light of Mr. Mehta's long and highly successful tenure and the desire to ensure a smooth leadership transition. Pursuant to the Second Letter Agreement, Mr. Mehta agreed to step down as the company's President, effective on April 1, 2019, and to serve as an advisor to the new CEO from April 1, 2019 through May 1, 2019 (the "Separation Date"), at which point Mr. Mehta's employment with the company will terminate. He will remain an employee of the company and will continue to receive his existing base salary and vesting of outstanding equity awards pursuant to their terms through the Separation Date. In addition, subject to Mr. Mehta's execution and non-revocation of a release of claims against the company and his continued compliance with certain restrictive covenants as set forth in Mr. Mehta's Employment Agreement, as modified by the First Letter Agreement, if he remains with the company through the Separation Date: (i) he will receive in early 2020 a prorated bonus for 2019 based on actual company performance in 2019 and the portion of 2019 that he is employed, (ii) his outstanding unvested equity awards, excluding unvested RSUs that were part of the June 12, 2018 RSU retention grant to him pursuant to the First Letter Agreement, will vest on a fully accelerated basis, provided that 2018/19 PSUs granted to him in 2018 (with a performance period through the end of 2019) will continue to be subject to satisfaction of the applicable performance vesting criteria and will vest, if at all, on a prorated basis based on the portion of the performance period completed prior to the Separation Date (with certain modifications to the treatment of such PSUs if there is a change in control of the company prior to the Separation Date), and (iii) following the Separation Date, he will receive the cash severance benefits to which he would have been entitled upon a termination of employment by the company without Cause (as defined in his Employment Agreement) prior to a Change in Control (as defined in his Employment Agreement) as of the Separation Date under Mr. Mehta's Employment Agreement (an amount equal to his annual base salary, payable over a one-year period in installments, a lump-sum cash amount equal to his target ACI and 18 months of subsidized healthcare costs).



Karen McLoughlin
CFO

Age 54
Education
BA, Wellesley College
MBA, Columbia University
Cognizant Tenure 15 years
Public Company Boards
Best Buy Co., Inc. (BBY)

Key Responsibilities and Career Highlights

Ms. McLoughlin oversees the company's worldwide financial planning and analysis, accounting and controllership, tax, treasury and internal audit functions. Other areas under her purview include our corporate development, investor relations, enterprise risk management, procurement and real estate functions. Prior to joining Cognizant in 2003, Ms. McLoughlin held key financial management positions with Spherion Corp. and Ryder System Inc. She began her career with Price Waterhouse (now PricewaterhouseCoopers LLP).

Committee Assessment and Target Direct Compensation

The Compensation Committee, at its meeting in February 2018, evaluated Ms. McLoughlin's performance during 2017 and prior years and compensation information provided by Pay Governance for CFOs in the company's peer group. The committee considered Ms. McLoughlin's continued strong performance as CFO in 2017, the company's continued growth and the compensation information for CFOs in the revised peer group for 2018 (see "Peer Group and Market Data" on **page 34**). Based on these considerations, the committee determined that Ms. McLoughlin's target direct compensation for 2018 should be increased to $5,000,000 (27% increase vs. 2017) to reflect continued performance and general market trends.

In June 2018, the committee increased Ms. McLoughlin's target direct compensation to $5,600,000 (42% increase vs. 2017), granting additional RSUs to her at such time. In making the change to Ms. McLoughlin's target direct compensation, the committee considered the importance of retaining Ms. McLoughlin in her role as the company undertook a search for a new CEO.

The specific components of Ms. McLoughlin's 2018 target direct compensation after the June 2018 increase were as follows: (i) base salary of $700,000 (40% increase vs. 2017), (ii) ACI target of 1x base salary ($700,000; a 65% increase vs. 2017 as the 2017 target was 85% of a lower base salary), (iii) PSUs of $2,000,000 (2% increase vs. 2017) and (iv) RSUs of $2,200,000 (112% increase vs. 2017). The larger increase in RSUs relative to PSUs reduced the extent to which Ms. McLoughlin's compensation was performance-based while maintaining the emphasis on long-term, equity compensation, providing greater compensation stability as the company undertook a search for a new CEO while continuing to maintain alignment with shareholder interests.

SEC Compensation

In 2018, Ms. McLoughlin's SEC compensation was slightly lower than her target direct compensation due to the actual 2018 ACI achievement being 87.7% of target, resulting in an ACI payout of $613,900.

Realized Compensation

Ms. McLoughlin's realized compensation was lower than her target direct compensation in both 2017 and 2018 due to the actual achievement of ACI versus target and differences in equity vestings (including as a result of PSU achievement) versus equity grant date fair values during the years, partially offset by her exercise during each of 2017 and 2018 of stock options granted to her in 2008, which resulted in $425,608 and $747,989 of compensation in "Other" in 2017 and 2018, respectively.



2017 AND 2018 COMPENSATION FOR MS. MCLOUGHLIN

(in thousands)	Base Salary	ACI	PSUs	RSUs	Other	
Target Direct Compensation 2018	$700 / 13%	$700 / 13%	$2,000 / 35%	$2,200 / 39%		$5,600
2017	13%	11%	50%	26%		$3,930
SEC Compensation 2018	$700 / 13%	$614 / 11%	$2,000 / 36%	$2,200 / 40%	$9	$5,523
2017	13%	12%	49%	26%		$4,001
Realized Compensation 2018	$700 / 15%	$614 / 13%	$1,280 / 28%	$1,295 / 28%	$748 / 16%	$4,637
2017	11%	7%	48%	24%	10%	$4,315



Malcolm Frank
Executive Vice President, Strategy & Marketing

Age 53
Education
BA, Yale University
Cognizant Tenure 13 years
Public Company Boards
FactSet Research Systems Inc. (FDS)

Key Responsibilities and Career Highlights

Mr. Frank is responsible for defining and overseeing all aspects of the company's corporate strategy and marketing. He joined Cognizant in 2005, and his deep understanding of the digital economy—across silos, organizations and marketplaces—and ability to see around technology's tight corners have been key factors in Cognizant's continued growth and ability to address clients' ever-changing business needs.

Committee Assessment and Target Direct Compensation

The Compensation Committee, at its meeting in February 2018, evaluated Mr. Frank's performance during 2017 and prior years and compensation information provided by Pay Governance for executives with similar responsibilities in the company's peer group. The committee considered Mr. Frank's continued strong performance in 2017, his importance in determining company strategy as it makes the shift to digital and the compensation information for executives with similar responsibilities in the revised peer group for 2018 (see "Peer Group and Market Data" on **page 34**). Based on these considerations, the committee determined that Mr. Frank's target direct compensation for 2018 should be $3,934,828 to reflect continued performance and general market trends.

In June 2018, the committee increased Mr. Frank's target direct compensation to $4,737,159, granting additional RSUs to him at such time. In making the change to Mr. Frank's target direct compensation, the committee considered the importance of retaining Mr. Frank in his role as the company undertook a search for a new CEO.

The specific components of Mr. Frank's 2018 target direct compensation after the June 2018 increase were as follows: (i) base salary of $535,000, (ii) ACI target of 1x base salary ($535,000), (iii) PSUs of $1,864,751 and (iv) RSUs of $1,802,408.

SEC Compensation

In 2018, Mr. Frank's SEC compensation was slightly lower than his target direct compensation due to the actual 2018 ACI achievement being 87.7% of target, resulting in an ACI payout of $469,195.

Realized Compensation

Mr. Frank's realized compensation was lower than his target direct compensation in 2018 due to the actual achievement of ACI versus target and equity vestings (including as a result of PSU achievement) being lower than equity grant date fair values during the year.

2018 COMPENSATION FOR MR. FRANK[1]

(in thousands)		Base Salary	ACI	PSUs		RSUs	Other	
Target Direct Compensation	2018	$535 / 11%	$535 / 11%	$1,865 / 40%		$1,802 / 38%		$4,737
SEC Compensation	2018	$535 / 11%	$469 / 10%	$1,865 / 40%		$1,802 / 39%	$6	$4,677
Realized Compensation	2018	$535 / 16%	$469 / 14%	$1,200 / 36%	$1,126 / 34%			$3,330

---

[1]   Under applicable SEC rules, we have excluded Mr. Frank's compensation for 2017 as he was not an NEO during 2017.

Compensation



Dharmendra Kumar (DK) Sinha
Executive Vice President and President, Global Client Services

Age 56

Education
BA, Patna Science College in Patna, India
MBA, Birla Institute of Technology, Mesra, Ranchi India

Cognizant Tenure 22 years

Key Responsibilities and Career Highlights

Mr. Sinha leads our global sales, field marketing and advisory relations teams. He is also responsible for our strategic partnerships and alliances organization. He joined Cognizant in 1997 and has served in a variety of client-facing roles.

Committee Assessment and Target Direct Compensation

The Compensation Committee, at its meeting in February 2018, considered Mr. Sinha's strong performance during 2017 and prior years, compensation information provided by the company obtained from third party benchmarking services for executives with similar responsibilities and input from Pay Governance. Based on these considerations, the committee determined that Mr. Sinha's target direct compensation for 2018 should be $3,039,201 (22% increase vs. 2017) to reflect continued performance and general market trends.

In June 2018, the committee increased Mr. Sinha's target direct compensation to $3,276,701 (31% increase vs. 2017), granting additional RSUs to him at such time. In making the change to Mr. Sinha's target direct compensation, the committee considered the importance of retaining Mr. Sinha in his role as the company undertook a search for a new CEO.

The specific components of Mr. Sinha's 2018 target direct compensation after the June 2018 increase were as follows: (i) base salary of $475,000 (27% increase vs. 2017), (ii) ACI target of 1x base salary ($475,000; a 49% increase vs. 2017 as the 2017 target was 85% of a lower base salary), (iii) PSUs of $800,000 (5% increase vs. 2017) and (iv) RSUs of $1,526,701 (47% increase vs. 2017). The larger increase in RSUs relative to PSUs reduced the extent to which Mr. Sinha's compensation was performance-based while maintaining an emphasis on long-term, equity compensation, providing greater compensation stability as the company undertook a search for a new CEO while continuing to maintain alignment with shareholder interests.

SEC Compensation

In 2018, Mr. Sinha's SEC compensation was slightly lower than his target direct compensation due to the actual 2018 ACI achievement being 87.7% of target, resulting in an ACI payout of $416,575.

Realized Compensation

Mr. Sinha's realized compensation was lower than his target direct compensation in 2018 due to the actual achievement of ACI versus target and differences in equity vestings (including as a result of PSU achievement) versus equity grant date fair values during the year.

2017 AND 2018 COMPENSATION FOR MR. SINHA



Other Elements of Compensation

Supplemental Retirement Programs

We do not have any nonqualified deferred compensation programs, pension plans or pre-tax supplemental executive retirement plans for our NEOs, except for the CSRP described under "Broad-Based Programs" below.

Broad-Based Programs

Our U.S.-based executive officers are eligible to participate in our broad-based medical, dental and vision insurance, life and accidental death insurance, 401(k) savings plan, 2004 Employee Stock Purchase Plan, as amended and restated in 2013 and 2018 (the "ESPP"), and the Cognizant Technology Solutions Supplemental Retirement Plan (the "CSRP") on the same basis as other employees generally.

Under the 401(k) savings plan, we match employee contributions at the rate of 50% for each dollar contributed during each pay period, up to the first 6% of eligible compensation contributed during each pay period, subject to applicable U.S. Internal Revenue Service ("IRS") limits. The matching contributions vest immediately.

Our U.S.-based executive officers who are subject to contribution restrictions under our 401(k) savings plan due to statutory limits that apply to highly-compensated employees are eligible to participate in the CSRP on the same basis as other U.S.-based employees generally. The CSRP is a nonqualified savings plan in which the employee's contributions are made on a post-tax basis to an individually owned, portable and flexible retirement plan held with a life insurance company. The CSRP works alongside established qualified retirement plans such as our 401(k) savings plan or can be the basis for a long-term stand-alone retirement savings plan. We provide a fully vested incentive match following the same formula as our 401(k) savings plan. Because the CSRP is not subject to the same IRS non-discrimination rules as our 401(k) savings plan, employees that face limitations on their 401(k) contributions due to these rules can avail themselves of the CSRP without forgoing the company match. Although there is a limit in the amount of employer contributions, there is no limit to the amount an employee may contribute to the CSRP and it can be used in concert with other retirement strategies that may be available outside of the company.

The 401(k) savings plan, CSRP and other generally available benefit programs allow us to remain competitive for employee talent. We believe that the availability of the aforementioned broad-based benefit programs generally enhances employee morale and loyalty.

Perquisites

We seek to maintain an egalitarian culture in our facilities and operations. The company's philosophy is to provide a minimal amount of personal benefits and perquisites to its executives and generally only when such benefits have a strong business purpose.

We incur expenses to ensure that our employees, including our executive officers, are accessible to us and our customers at all times and to promote our commitment to provide our employees and executives with the necessary resources and technology to allow them to operate "around the clock" in a "virtual office" environment. However, we do not view these expenses as executive perquisites because they are essential to the efficient performance of executives' duties and are comparable to the benefits provided to a broad-based group of our employees. We also provide personal security services to certain of our executive officers where we believe the provision of such services is in the interest of the company, and we may reimburse executives for approved travel expenses where an immediate family member accompanies an executive to attend a business function at which such family member is generally expected to attend.

In addition, the company provides Mr. D'Souza with limited access to an administrative assistant of the company and vehicle rentals for security purposes. Mr. D'Souza does not reimburse the company for its cost of providing the administrative services and vehicle rentals and the company pays him an additional amount to offset any income taxes associated with the receipt of such services.

Company Policies Impacting Compensation

Executive Stock Ownership Guidelines

CEO

6x
annual base salary

Other NEOs

4x
annual base salary

Our stock ownership guidelines are designed to further align the interests of our NEOs with those of our shareholders. Under the guidelines, each NEO is required over time to hold a number of shares with a value, as of March 2017 or, for later identified NEOs, the time an executive becomes an NEO, equal to the applicable multiple of annual base salary. The annual base salary utilized in the calculation is the annual base salary applicable as of March 2017 or, for later identified NEOs, the annual base salary when an officer becomes an NEO. Compliance is required within five years of an officer becoming an NEO, subject to limited exceptions for hardship or other personal circumstances as determined by the Compensation Committee. As of March 31, 2019, all of our NEOs were in compliance with our stock ownership guidelines.

Hedging, Short Sale, Margin Account and Pledging Prohibitions

Our insider trading policies include the following prohibitions:

NO HEDGING OR SPECULATION	All of the company's directors, officers and other employees are prohibited from purchasing or selling puts, calls and other derivative securities of the company or any other derivative security that provides the equivalent of ownership of any of the company's securities or an opportunity, direct or indirect, to profit from the change in value of the company's securities.
NO SHORT SALES	All of the company's directors, officers and other employees are prohibited from engaging in short sales of Cognizant securities, preventing such persons from profiting from a decline in the trading price of the company's common stock.
NO MARGIN ACCOUNTS	The company's directors and certain of its senior officers and other specified "insiders," including the NEOs, are prohibited from using company securities as collateral in a margin account.
NO PLEDGING	The company's directors and certain of its senior officers and other specified "insiders," including the NEOs, are prohibited from pledging the company's securities as collateral for a loan, or modifying an existing pledge.

Clawback Policy

We maintain a clawback policy, which applies to all NEOs and certain other members of management.

When Clawback Policy May Apply		Compensation Subject to Clawback
Company is required to prepare an **accounting restatement** due to material noncompliance by the company with any financial reporting requirement under the securities laws that is caused directly or indirectly by any current or former employee's gross negligence, willful fraud or failure to act that affects the performance measures or the payment, award or value of any compensation which is based in whole or in part on the achievement of financial results by the company ("incentive compensation")	→	Incentive compensation actually received during the preceding three years *less* amount that would have been received based on restated financial results
...and to the extent the restatement is caused by an **employee's willful fraud or intentional manipulation of performance measures** that affect incentive compensation, for such employee...	→	Same as above, but clawback may cover the entire period the employee was subject to the clawback policy
Employee **engages in illegal or improper conduct** that causes significant financial or reputational harm to the company	→	Any portion of incentive compensation
Employee **has knowledge of and fails to report to the board** the conduct of any other employee or agent of the company who engages in any of the conduct described above	→	Any portion of incentive compensation
Employee is **grossly negligent in fulfilling his or her supervisory responsibilities** to prevent any employee or agent of the company from engaging in any of the conduct described above	→	Any portion of incentive compensation

Equity Grant Practices

The Compensation Committee or the board approves the grant of stock-based equity awards, such as PSUs, RSUs and options, at its regularly scheduled meetings or by written consent (to be effective on the date of the meeting or receipt of all signed consents, or a later date). In addition, the committee has authorized, subject to various limitations, an executive committee comprised of members of the executive management team to grant stock-based equity awards to newly hired and certain existing employees, excluding executive officers and certain other senior employees.

The Compensation Committee and the board do not engage in any market timing of the stock-based equity awards made to executive officers or other award recipients. It is the company's policy that all stock option grants, whether made by the board, the Compensation Committee or the executive committee, have an exercise price per share equal to the fair market value of our common stock based on the closing market price per share on the grant date.

Risk Assessment

The Compensation Committee believes that its approach to goal setting and setting of targets with payouts at multiple levels of performance assists in mitigating excessive risk-taking that could harm the company's value or reward poor judgment by executives. Several features of the company's compensation programs reflect sound risk management practices. Notably, the committee believes compensation has been allocated among cash and equity and short-term and long-term compensation elements in such a way as to not encourage excessive risk-taking, but rather to reward meeting strategic company goals that enhance shareholder value. In addition, the committee believes that the mix of equity award instruments used under the company's long-term incentive program (full value awards as well as the multi-year vesting of the equity awards) also mitigates risk and properly accounts for the time horizon of risk. We also set stock ownership guidelines for our NEOs to help mitigate potential compensation risk. See **page 48** for more information. In sum, the committee believes that the company's compensation policies do not create risks that are reasonably likely to have a material adverse effect on the company.

Tax Considerations – Deductibility of Executive Compensation

U.S. Internal Revenue Code ("IRC") Section 162(m) imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid to covered employees, which generally includes all current and certain former NEOs (2017 and later), who are employed as of the end of the year. As such, any compensation in excess of the $1 million annual limit that we may pay to a covered employee is not deductible.

Ongoing and Post-Employment Compensation

We have entered into executive employment and non-disclosure, non-competition and invention assignment agreements (collectively, the "Employment Agreements") with each of the NEOs under which certain payments and benefits would be provided should the NEO's employment terminate under certain circumstances, including in connection with a change in control.

We believe that the Employment Agreements achieve two important goals crucial to our long-term financial success, namely, the long-term retention of our NEOs and their commitment to the attainment of our strategic objectives. These agreements will allow our NEOs to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions, including a potential change in control, might otherwise prevail. We believe that these severance packages are fair and reasonable in light of the years of service our NEOs have rendered us (average tenure of over 19 years), the level of dedication and commitment they have rendered us over that period, the contributions they have made to our growth and financial success and the value we expect to receive from retaining their services, including during challenging transition periods following a change in control.

NO TAX GROSS-UPS ON SEVERANCE BENEFITS

None of the NEOs is entitled to any tax gross-up payments for the tax liability they incur with respect to such severance benefits or other changes in control-related payments. The material terms of the NEOs' Employment Agreements and post-employment compensation are described in "Potential Payments Upon Termination or Change in Control" starting on **page 55**.

Compensation Committee Report

The Compensation Committee has furnished the report set forth below. The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in the company's proxy statement for the 2019 annual meeting of shareholders. The Compensation Committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in such proxy statement for filing with the Securities and Exchange Commission and incorporated by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2018.

By the Compensation Committee of the Board of Directors of Cognizant Technology Solutions Corporation

JOHN N. FOX, JR.   **JOHN E. KLEIN**   **LEO S. MACKAY JR.**   **MICHAEL PATSALOS-FOX**

Executive Compensation Tables and Pay Ratio

2018 Summary Compensation Table

The following 2018 Summary Compensation Table provides certain summary information concerning the compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2016, 2017 and 2018 by our CEO, CFO and each of our three other most highly compensated executive officers who were serving as executive officers at the end of the 2018 fiscal year (collectively, the "NEOs"). No executive officers who would have otherwise been includable in such table on the basis of total compensation for the 2018 fiscal year have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1,2]	Non-Equity Incentive Plan Comp.[3]	All Other Comp.[4]	SEC Total
Francisco D'Souza	2018	$ 750,000	–	$ 11,999,951	$ 1,315,500	$ 29,080	$ 14,094,531
Former CEO	2017	$ 669,282	–	$ 10,993,841	$ 648,111	$ 167,157	$ 12,478,392
	2016	$ 664,300	–	$ 7,018,671	$ 450,332	$ 123,337	$ 8,256,640
Rajeev Mehta	2018	$ 650,000	–	$ 26,060,312	$ 1,140,100	$ 7,223	$ 27,857,635
Former President	2017	$ 630,000	–	$ 7,149,159	$ 614,647	$ 56,205	$ 8,450,011
	2016	$ 574,100	–	$ 3,584,397	$ 389,284	$ 5,750	$ 4,553,531
Karen McLoughlin	2018	$ 700,000	–	$ 4,199,928	$ 613,900	$ 9,327	$ 5,523,155
CFO	2017	$ 500,000	–	$ 3,005,130	$ 487,815	$ 8,100	$ 4,001,045
	2016	$ 426,500	–	$ 1,875,841	$ 289,126	$ 7,950	$ 2,599,417
Malcolm Frank[5]	2018	$ 535,000	–	$ 3,667,159	$ 469,195	$ 5,750	$ 4,677,104
Executive Vice President, Strategy & Marketing							
DK Sinha	2018	$ 475,000	–	$ 2,262,429	$ 416,575	$ 8,250	$ 3,162,254
Executive Vice President and	2017	$ 375,000	–	$ 2,085,875	$ 365,861	$ 8,100	$ 2,834,836
President, Global Client Services	2016	$ 356,504	168,470	$ 2,475,943	–	$ 7,950	$ 3,008,867

[1]   Represents the aggregate grant date fair value of PSUs and RSUs determined in accordance with FASB ASC Topic 718 granted in each respective year. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. See "PSUs" and "RSUs" on **pages 36 and 37** for a description of the terms of the PSUs and RSUs granted during 2018. For information regarding assumptions underlying the valuation of stock-based awards, see Note 17 of the Consolidated Financial Statements in our 2018 Annual Report.

[2]   Stock Awards granted in 2018 were as follows:

	Included in table above?	Mr. D'Souza	Mr. Mehta	Ms. McLoughlin	Mr. Frank	Mr. Sinha
2018/19 PSUs						
Settlement at target – 100%	Yes	$ 7,999,967	$ 3,821,266	$ 1,999,992	$ 1,864,751	$ 799,997
Settlement at maximum – 200%	No	$ 15,999,935	$ 7,642,533	$ 3,999,984	$ 3,729,502	$ 1,599,993
RSUs	Yes	$ 3,999,984	$ 11,299,852	$ 2,199,936	$ 1,802,408	$ 1,462,432

Mr. Mehta. On June 12, 2018 Mr. Mehta entered into the First Letter Agreement (see **page 42**) that provided, among other things, that if he remained employed with the company through May 1, 2019, he would receive acceleration of all outstanding unvested equity awards, excluding the June 12, 2018 RSU retention grant, provided that the 2018/19 PSUs granted to him in 2018 (with a performance period through the end of 2019) would continue to be subject to satisfaction of the applicable performance vesting criteria and would vest, if at all, on a prorated basis based on the portion of the performance period completed during his employment with the company. As such, the First Letter Agreement modified certain outstanding unvested PSU and RSU awards held by Mr. Mehta. As a result, the amount above includes for Mr. Mehta $10,939,194 of incremental modification date fair value of PSUs and RSUs that were previously granted to Mr. Mehta and modified by the First Letter Agreement to vest on May 1, 2019, earlier than originally scheduled, resulting in incremental value based on a determination that that such awards would probably vest as a result of the modification versus it being improbable that they would vest without the modification. Specifically, the accelerated equity vesting provision of the First Letter Agreement resulted in the following additional amounts: (a) PSUs: $8,389,652 from the modification of 2017/18 PSUs granted in 2017 ($5,987,064) and 2018/19 PSUs granted in February 2018 ($2,402,588), and (b) RSUs: $2,549,542 from the modification of RSUs granted in 2017 ($1,103,482) and RSUs granted in February 2018 ($1,446,060).

None of the NEOs forfeited any stock awards during the 2016, 2017 or 2018 fiscal years. For information regarding assumptions underlying the valuation of stock-based awards, see the notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the applicable fiscal year.

[3]   Amounts shown in this column represent cash incentive awards earned for each respective fiscal year and paid in the first quarter of the following year under our annual cash incentive ("ACI") program.

We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2018 are shown in the table below.

	Mr. D'Souza	Mr. Mehta	Ms. McLoughlin	Mr. Frank	Mr. Sinha
401(k) matching contribution	$830	$5,750	$2,500	$5,750	$5,750
CSRP matching contribution	–	–	$5,750	–	$2,500
Home security services	$2,002	$1,473	$1,077	–	–
Secure vehicles/transport	$22,079	–	–	–	–
Vehicle rentals	$1,375, plus $1,334 gross-up for taxes	–	–	–	–
Administrative assistant of the company for personal matters	$741, plus $719 gross-up for taxes	–	–	–	–

5   Under applicable SEC rules, we have excluded Mr. Frank's compensation for 2016 and 2017 as he was not an NEO during those years.

2018 Grants of Plan-Based Awards Table

The following table provides certain summary information concerning each grant of an award made to an NEO in the 2018 fiscal year under a compensation plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Equity Awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Francisco D'Souza	02/26/18	$750,000	$1,500,000	$3,000,000					
	02/26/18				48,210	96,420	192,840		$7,999,967
	02/26/18							48,210	$3,999,984
Rajeev Mehta	02/26/18	$650,000	$1,300,000	$2,600,000					
	02/26/18				23,028[5]	46,056[5]	92,112[5]		$3,821,266[5]
	02/26/18							27,720	$2,299,928
	06/12/18							115,015[6]	$8,999,924[6]
Karen McLoughlin	02/26/18	$350,000	$ 700,000	$1,400,000					
	02/26/18				12,053	24,105	48,210		$1,999,992
	02/26/18							19,284	$1,599,993
	06/12/18							7,667	$ 599,943
Malcolm Frank	02/26/18	$267,500	$ 535,000	$1,070,000					
	02/26/18				11,238	22,475	44,950		$1,864,751
	02/26/18							12,052	$ 999,954
	06/12/18							10,255	$ 802,454
DK Sinha	02/26/18	$237,500	$ 475,000	$ 950,000					
	02/26/18				4,821	9,642	19,284		$ 799,997
	02/26/18							9,039	$ 749,966
	06/12/18							9,105	$ 712,466

1   Represents the range of ACI that can be earned by the NEO if the minimum threshold, target and maximum performance targets are achieved. The ACI is prorated if performance levels are achieved between the threshold and target levels or between the target and maximum levels. Performance below the minimum threshold results in no ACI payout to the NEO. See "Annual Cash Incentive (ACI)" on **page 35** for information regarding the methodology and performance criteria applied in determining these potential cash incentive amounts. The actual ACI paid to each NEO for his or her 2018 performance is reported as "Non–Equity Incentive Plan Comp." in the 2018 Summary Compensation Table on **page 50**.

2   Represents the range of shares that could vest pursuant to PSUs. See "PSUs" on **page 36** for a description of the terms of the PSUs.

3   Represents RSUs. See "RSUs" on **page 37** for a description of the terms of the RSUs.

4   Represents the grant date fair value of the PSUs and RSUs determined in accordance with FASB ASC Topic 718, assuming target achievement for PSUs. For information regarding assumptions underlying the valuation of stock–based awards, see Note 17 of the Consolidated Financial Statements in our 2018 Annual Report.

5   On February 4, 2019, Mr. Mehta entered into the Second Letter Agreement (see **page 43**), which provides, among other things, that if he remains employed by the company through May 1, 2019 and executes and does not revoke a release of claims against the company, his 2018/19 PSUs granted in 2018 shall remain subject to the applicable performance–vesting criteria for the applicable performance period and shall be settled only after performance is determined, but in no event later than March 15, 2020, and such PSUs shall vest, if at all, on a prorated basis based on the portion of the performance period completed during his employment with the company. Assuming Mr. Mehta leaves the company on May 1, 2019 as expected, only 2/3rds of the 2018/19 PSUs granted in 2018 set forth in the table (target of 46,056) will be eligible to vest as a result of the proration with respect to the performance period (16 of 24 months), and the remaining 1/3rd will be forfeited.

6   The Second Letter Agreement (discussed in footnote 5) provides, among other things, that any RSUs from Mr. Mehta's June 12, 2018 RSU retention grant that vest after Mr. Mehta's contemplated May 1, 2019 departure will be forfeited. As such, assuming Mr. Mehta leaves the company on May 1, 2019 as expected, only 1/3rd of the 115,015 RSUs set forth in the table will vest, and the remaining 2/3rds will be forfeited.

Compensation

Outstanding Equity Awards at Fiscal Year-End 2018 Table

The following table provides certain summary information concerning outstanding equity awards held by the NEOs as of December 31, 2018. Our NEOs do not hold any outstanding option awards as of December 31, 2018.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Francisco D'Souza	26,136[2]	$ 1,659,113	—	—
	36,158[2]	$ 2,295,310	—	—
	72,709[3]	$ 4,615,567	—	—
	173,741[4]	$11,029,079	—	—
	—	—	96,420[5]	$6,120,742
Rajeev Mehta	17,627[2]	$ 1,118,962	—	—
	20,790[2]	$ 1,319,749	—	—
	95,846[2]	$ 6,084,304	—	—
	37,132[3]	$ 2,357,139	—	—
	110,789[4]	$ 7,032,886	—	—
	—	—	46,056[5]	$2,923,635
Karen McLoughlin	7,189[2]	$ 456,358	—	—
	14,463[2]	$ 918,111	—	—
	6,390[2]	$ 405,637	—	—
	19,433[3]	$ 1,233,607	—	—
	47,336[4]	$ 3,004,889	—	—
	—	—	24,105[5]	$1,530,185
Malcolm Frank	6,546[2]	$ 415,540	—	—
	9,039[2]	$ 573,796	—	—
	8,546[2]	$ 542,500	—	—
	18,210[3]	$ 1,155,971	—	—
	43,512[4]	$ 2,762,142	—	—
	—	—	22,475[5]	$1,426,713
DK Sinha	393[2]	$ 24,948	—	—
	9,264[2]	$ 588,079	—	—
	12,388[2]	$ 786,390	—	—
	6,780[2]	$ 430,394	—	—
	7,588[2]	$ 481,686	—	—
	7,088[3]	$ 449,946	—	—
	311[3]	$ 19,742	—	—
	18,247[4]	$ 1,158,320	—	—
	—	—	9,642[5]	$ 612,074

[1] Market value was determined based on the closing price of our common stock of $63.48 on December 31, 2018.

[2] Amounts shown represent the following with respect to RSUs:

Mr. D'Souza. Awards shown are time-based RSUs that were granted on March 2, 2017 and February 26, 2018 and vest on specified dates if Mr. D'Souza is still employed by the company. As of December 31, 2018, approximately 36,978 shares were scheduled to vest in March, June, September and December of 2019; approximately 21,298 shares were scheduled to vest in March, June, September and December of 2020; and approximately 4,018 shares were scheduled to vest in March of 2021. On February 1, 2019, Mr. D'Souza entered into the Transition Agreement (see **page 41**), which provides that if Mr. D'Souza remains employed by the company through June 30, 2019 and executes and does not revoke a release of claims against the company, all of his outstanding RSUs that remain unvested as of June 30, 2019 shall vest on an accelerated basis and be settled as of the release effectiveness date. Thus, the RSUs set forth above that were scheduled to vest in September and December of 2019 and all RSUs set forth above scheduled to vest in 2020 and 2021 will vest on an accelerated basis (subject to the foregoing conditions) and be settled as of the release effectiveness date.

Mr. Mehta. Awards shown are time-based RSUs that were granted on March 2, 2017, February 26, 2018 and June 12, 2018 and vest on specified dates if Mr. Mehta is still employed by the company. As of December 31, 2018, approximately 61,679 shares were scheduled to vest in February, March, May, June, August, September, November and December of 2019; approximately 51,104 shares were scheduled to vest in February, March, May, June, August, September, November and December of 2020; and approximately 21,480 shares were scheduled to vest in February, March and May of 2021. On February 4, 2019, Mr. Mehta entered into the Second Letter Agreement (see **page 43**), which provides that if he remains employed by the company through May 1, 2019 and executes and does not revoke a release of claims against the company, all of his currently outstanding RSUs (except his June 12, 2018 RSU retention grant) that remain unvested as of May 1, 2019 shall vest on an accelerated basis and be settled as of the release effectiveness date. Thus, the RSUs set forth above that were scheduled to vest in June, September and December of 2019 and all RSUs sets forth above scheduled to vest in 2020 and 2021 will be accelerated and vest as of the release effectiveness date (subject to the foregoing conditions), in each case excluding, with respect to the June 12, 2018 RSU retention grant, the 76,677 shares scheduled to vest after May 1, 2019.

Ms. McLoughlin and Mr. Frank. Awards shown are time-based RSUs that were granted on March 2, 2017, February 26, 2018 and June 12, 2018 and vest on specified dates if the individual is still employed by the company:

Ms. McLoughlin: Approximately 14,735 shares are scheduled to vest in March, June, September and December of 2019; approximately 10,422 shares are scheduled to vest in March, June, September and December of 2020; and approximately 2,885 shares are scheduled to vest in March and June of 2021.

Mr. Frank: Approximately 12,671 shares are scheduled to vest in March, June, September and December of 2019; approximately 8,745 shares are scheduled to vest in March, June, September and December of 2020; and approximately 2,715 shares are scheduled to vest in March and June of 2021.

Mr. Sinha. Awards shown are time-based RSUs that were granted on February 16, 2016, December 1, 2016, March 2, 2017, December 12, 2017, February 26, 2018 and June 12, 2018 and vest on specified dates if Mr. Sinha is still employed by the company: approximately 21,899 shares are scheduled to vest in March, June, September and December of 2019; approximately 12,242 shares are scheduled to vest in March, June, September and December of 2020; and approximately 2,272 shares are scheduled to vest in March and June of 2021.

[3] **2016/2017 PSUs.** Represents the number of shares that were eligible to vest based on PSUs with a 2016/17 performance measurement period (combined performance of the company for 2016 and 2017). 1/3rd vested on July 1, 2018 (not shown) and the remaining 2/3rds vested on January 1, 2019. Performance for such awards was calculated and achieved as set forth under "PSUs" on **page 36**.

[4] **2017/18 PSUs**. Represents the number of shares that are eligible to vest based on PSUs granted in 2017 with a 2017/18 performance measurement period (combined performance of the company for 2017 and 2018). 1/3rd will vest on July 1, 2019 and the remaining 2/3rds will vest on January 1, 2020 (subject to continued employment through such dates). Performance for such awards was calculated and achieved as set forth under "PSUs" on **page 36**.

Mr. D'Souza. Pursuant to the Transition Agreement (discussed in footnote 2), if Mr. D'Souza remains employed by the company through June 30, 2019 and executes and does not revoke a release of claims against the company, any unvested 2017/18 PSUs outstanding as of June 30, 2019 shall vest on an accelerated basis (subject to the foregoing conditions) and be settled as of the release effectiveness date.

Mr. Mehta. Pursuant to the Second Letter Agreement (discussed in footnote 2), if Mr. Mehta remains employed by the company through May 1, 2019 and executes and does not revoke a release of claims against the company, any unvested 2017/18 PSUs outstanding as of May 1, 2019 shall vest on an accelerated basis and be settled as of the release effectiveness date.

[5] **2018/19 PSUs**. Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2018 with a 2018/19 performance measurement period (combined performance of the company for 2018 and 2019). See "PSUs" on **page 36** for additional information.

Mr. D'Souza. Pursuant to the Transition Agreement (discussed in footnote 2), if Mr. D'Souza remains employed by the company through June 30, 2019 and executes and does not revoke a release of claims against the company, Mr. D'Souza's 2018/19 PSUs shall remain subject to the applicable performance-vesting criteria for the 2018/19 performance period and shall be settled only after performance is determined but in no event following March 15, 2020.

Mr. Mehta. Pursuant to the Second Letter Agreement (discussed in footnote 2), if Mr. Mehta remains employed by the company through May 1, 2019 and executes and does not revoke a release of claims against the company, Mr. Mehta's 2018/19 PSUs shall remain subject to the applicable performance-vesting criteria for the 2018/19 performance period and shall be settled only after performance is determined but in no event following March 15, 2020, and such PSUs shall vest on a prorated basis based on the portion of the performance period completed during his employment with the company.

Ms. McLoughlin, Mr. Frank and Mr. Sinha. After the Compensation Committee determines, based on the cumulative performance for the fiscal 2018 and 2019 measurement period, the number of shares that may vest, such shares will vest as follows: 1/3rd on July 1, 2020 and the remaining 2/3rds on January 1, 2021 (subject to continued employment through such dates).

2018 Option Exercises and Stock Vested Table

The following table provides additional information about the value realized by the NEOs on option award exercises and stock award vestings during the year ended December 31, 2018.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting Date[2]	Value Realized on Vesting[3]
Francisco D'Souza	240,000	$15,583,594	115,126	$8,866,334
Rajeev Mehta	—	—	82,160	$6,301,307
Karen McLoughlin	12,500	$ 747,989	33,808	$2,595,867
Malcolm Frank	—	—	30,535	$2,343,331
DK Sinha	—	—	26,467	$2,037,926

[1] Value realized on exercise is calculated based upon the number of options exercised and the fair market value or sale price of the shares on the date of exercise less the exercise price, before any applicable tax withholding.

[2] The number of shares shown in the table reflects the gross number of shares received by each NEO upon vesting of the stock awards. The company reduced the number of shares issued to each NEO by automatically withholding a number of shares with a fair market value as of the vesting date sufficient to satisfy required tax withholdings. Each NEO actually received the following net number of shares (and net value realized on vesting) following such share withholding: Mr. D'Souza, 55,971 ($4,267,385); Mr. Mehta, 51,200 ($3,893,314); Ms. McLoughlin, 17,760 ($1,349,912); Mr. Frank, 16,581 ($1,259,914); and Mr. Sinha, 15,254 ($1,167,770).

[3] Value realized on vesting is calculated by multiplying the number of shares acquired on vesting by the fair market value of the shares on the respective vesting date, including any dividend equivalents payable on vesting.

2018 Pension Benefits Table

None of the NEOs participated in any defined benefit pension plan in 2018.

2018 Nonqualified Deferred Compensation Table

None of the NEOs participated in any nonqualified defined contribution or other nonqualified deferred compensation plan in 2018.

2018 Pay Ratio

The following table provides information, based on our reasonable estimates, about the relationship between the annual total compensation of our 2018 CEO and the annual total compensation of our employees as of December 31, 2018.

Category	Median Employee Annual Total Compensation	2018 CEO Annual Total Compensation	Pay Ratio (CEO : median employee)
2018 CEO Pay to <u>Worldwide</u> Median Employee Pay *(SEC-required pay ratio disclosure)*	$34,183	$14,094,531	412 : 1
2018 CEO Pay to <u>U.S.</u> Median Employee Pay *(Supplemental pay ratio information)*	$92,971		152 : 1

Employees Included. The company had approximately 281,600 employees worldwide as of December 31, 2018, including approximately 50,000 in North America, approximately 18,300 in Europe and approximately 213,300 in various other locations throughout the rest of the world, including approximately 194,700 in India. In identifying the worldwide median employee, we included all of such employees, except for our 2018 CEO and approximately 5,800 employees of Bolder Healthcare Solutions, Hedera Consulting, Softvision, ATG and SaaSfocus, which businesses we acquired during 2018 (the "2018 Acquired Companies"). In identifying the U.S. median employee, we included all U.S. employees, except for our 2018 CEO and employees of the 2018 Acquired Companies. We did not include any independent contractors in either calculation.

Compensation Included. In identifying the worldwide and U.S. median employees, we used the actual salary, bonus and ACI for 2018 (in each case annualized for full-time employees who joined during 2018) and the grant date fair value of PSUs and RSUs awarded during 2018 for each applicable employee as of December 31, 2018. Where there were multiple employees with the resulting median compensation, we calculated each of such employee's annual total compensation in the same manner as the "Total" of compensation shown for our 2018 CEO in the "2018 Summary Compensation Table" on **page 50**. We used such annual total compensation to identify the median of such employees and for disclosure of median employee pay herein (averaged where the median fell between two employees).

Currency Conversion. For employees receiving their compensation in a currency other than U.S. dollars, we translated such compensation to U.S. dollars at average monthly exchange rates for 2018.

Cost-of-Living Adjustment. We applied a cost-of-living adjustment to the compensation of each of our employees resident in a jurisdiction other than the jurisdiction in which our 2018 CEO resided (the United States) in order to adjust the compensation of such employees to the jurisdiction in which our 2018 CEO resided. In making such cost-of-living adjustments, we used the cost-of-living index for the country in which the employee was based for all employees not based in the United States. Each such cost-of-living index, including that for India (23.81), the location of the median employee, was used to adjust the applicable compensation of employees to the cost-of-living index for the United States (68.95). All cost-of-living indexes used were as published by *Numbeo.com* for mid-year 2018. Without application of a cost-of-living adjustment, and after otherwise utilizing the same process described above to identify the median employee, the median employee would have been a full-time, salaried employee located in India with annual total compensation of $12,647. The ratio of the annual total compensation of our 2018 CEO to such median employee's annual total compensation was 1,114: 1.

Supplemental U.S. Median Employee Pay Ratio. The form and amount of our 2018 CEO's annual total compensation is largely influenced by prevailing compensation practices in the United States and the competitive market for senior executive talent. While the market for such talent is global, given that the company is a U.S.-headquartered, publicly-traded company, we believe that it is useful to understand the relationship between the annual total compensation of our 2018 CEO and the median of the annual total compensation of our U.S. employees.

Equity Compensation Plan Information

The following table provides information as of December 31, 2018 with respect to the shares of our common stock that may be issued under our existing equity compensation plans, which include the 2017 Incentive Award Plan (the "2017 Plan") and the ESPP, and our prior equity compensation plan, the 2009 Incentive Compensation Plan (the "2009 Plan"). The 2017 Plan succeeded the 2009 Plan and was approved by shareholders. Awards granted under the 2009 Plan remain valid, though no additional awards may be granted from such plan. For additional information on our equity compensation plans, see Note 17 of the Consolidated Financial Statements in our 2018 Annual Report.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (excludes securities reflected in first column)
Equity compensation plans approved by security holders[1]	8,427,207[2]	$51.04[3]	50,492,832[4]
Equity compensation plans not approved by security holders	–	N/A	–
Total	8,427,207	$51.04	50,492,832

[1] Consists of the 2009 Plan, the 2017 Plan and the ESPP.

[2] Excludes purchase rights outstanding under the ESPP. Under such plan, employees may purchase whole shares of common stock at a price per share equal to 90% of the lower of the fair market value per share on the first day of the purchase period or the fair market value per share on the last day of the purchase period. As of December 31, 2018, 165,431 shares may be issued pursuant to stock options upon exercise, 5,000,472 shares may be issued pursuant to RSUs upon vesting, and 3,261,304 shares may be issued pursuant to PSUs upon vesting. The number of shares that may be issued under the outstanding and unvested PSUs for which the performance measurement period has not ended is based on vesting of the maximum number of award shares. The actual number of shares that may vest will generally range from 0% to 200% of the target number based on the level of achievement of the applicable performance metrics and the continued service vesting requirements. See "PSUs" on **page 36**.

[3] As of December 31, 2018, the weighted-average exercise price of outstanding options to purchase common stock was $51.04 and no weighting was assigned to PSUs or RSUs as no exercise price is applicable to PSUs or RSUs.

[4] Includes 38,729,308 shares available for future issuance under the 2017 Plan. Any shares underlying outstanding awards that are forfeited under the 2009 Plan (which are included in the first column of this table) will be available for future issuance under the 2017 Plan. Also includes 11,763,524 shares available for future issuance under the ESPP. As of December 31, 2018, there were no outstanding purchase periods under the ESPP.

Potential Payments Upon Termination or Change in Control

Overview of Potential Payments

We have entered into Employment Agreements with our NEOs and Mr. Humphries that provide certain benefits upon such employees being terminated without Cause or leaving for Good Reason (each, a "Qualifying Termination"). Such benefits are adjusted in the event the Qualifying Termination occurs within the 12 months following a change in control. Following a 2017 review by the Compensation Committee of the terms of such Employment Agreements against the company peer group and other market trends and data that indicated that such agreements provided benefits that were below market, we entered into amended and restated versions of such Employment Agreements with each of our NEOs, except Mr. Frank, in February 2018.

We have also entered into the Transition Agreement with Mr. D'Souza in February 2019 (see **page 41**) and the First Letter Agreement and Second Letter Agreement with Mr. Mehta in June 2018 and February 2019, respectively (see **page 43**). The Transition Agreement and Second Letter Agreement were entered into in contemplation of the departures of Messrs. D'Souza and Mehta as executives of the company.

As contemplated by Mr. D'Souza's Transition Agreement, upon a Qualifying Termination of his employment or a termination due to death or disability, in either case prior to his scheduled departure date of June 30, 2019, Mr. D'Souza will receive the full salary, bonus and equity acceleration that he would have been entitled to had he remained employed as Executive Vice Chairman through June 30, 2019, subject to his execution and non-revocation of a release of claims against the company and his continued compliance with certain restrictive covenants contained in the Transition Agreement. See **page 41** for additional details on compensation provided for in the Transition Agreement. However, if a Qualifying Termination becomes effective coincident with, or within the 12-month period immediately after, a change in control, or if Mr. D'Souza's employment is terminated due to his death, with respect to any outstanding PSUs for which the applicable performance period has not expired on or before his termination date, the company shall pro-rate the performance objective(s) for the portion of the performance period that has transpired up to the date of closing of the change in control (in the case of a Qualifying Termination coincident with, or within the 12-month period immediately after, a change in control) or Mr. D'Souza's termination date (in the case of his death), make a good faith determination of the level of achievement of such pro-rated performance objective as of such date, and treat as fully vested a proportionate amount of such PSU award that corresponds with the level of achievement of the pro-rated performance objective.

The table below summarizes the benefits under the Employment Agreements, as applicable to each of our 2018 NEOs and Mr. Humphries as of April 1, 2019.

Termination Event	Employment Agreement Version	Salary and ACI	Benefits	Unvested RSUs / Time-Based Awards	Unvested PSUs / Performance-Based Awards	
					Performance Measurement Period Ended; Performance Objectives Satisfied	Performance Measurement Period Not Ended
Qualifying Termination – **no Change in Control**	**D'Souza**	*See description on* **page 55**		Acceleration of awards that would otherwise vest in the next **12 months**[1]	Acceleration of awards that would otherwise vest in the next **12 months**	**Forfeited**
	Humphries, Mehta, McLoughlin, Sinha	**1x** ...base salary, payable over 12 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums			
	Frank	**22 months** ...base salary, payable in installments	**12 months** of reimbursement for COBRA premiums			
Qualifying Termination – within 12 months of **Change in Control**	**D'Souza**	*See description on* **page 55**		Acceleration of **entire award**	Acceleration of **entire award**	**Acceleration of entire award** (based on performance as of change in control date)
	Humphries, Mehta, McLoughlin, Sinha	**2x** ...base salary, payable over 24 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums			
	Frank	**1x** ...base salary, payable over 12 months ...ACI (100% of target), payable in a lump sum	**12 months** of reimbursement for COBRA premiums			

---

[1] For Mr. Mehta, excludes any unvested RSUs that were part of the June 2018 RSU retention grant to him pursuant to his First Letter Agreement (see **page 42**).

What is a "Qualifying Termination"?

Termination without "Cause"

"Cause" is defined as:

- Willful malfeasance or willful misconduct in connection with employment;
- Continuing failure to perform duties requested by the board;
- Failure to observe material policies of the company;
- Commission of any felony or any misdemeanor involving moral turpitude;
- Engaging in any fraudulent act or embezzlement; or
- Any material breach of an Employment Agreement.

Leaving for "Good Reason"

"Good Reason" is defined as:

- A material diminution of authority, duties or responsibilities;
- A material diminution in overall compensation package that is not broadly applied to other executives;
- The company's failure to obtain from its successor the express assumption of an Employment Agreement; or
- The company's change, without the executive officer's consent, in the principal place of his or her work to a location more than 50 miles from the primary work location, but only if the change is after a change in control (provided, however, that, with respect to Mr. Humphries, a change in his principal place of work to New York or New Jersey would not constitute "Good Reason").

Pursuant to the Transition Agreement and Second Letter Agreement, respectively, Mr. D'Souza and Mr. Mehta acknowledged that (i) they would not have Good Reason to terminate their employment as a result of the changes effected under the Transition Agreement and Second Letter Agreement, respectively, including changes to title, role and compensation, and (ii) the termination of their employment on their scheduled departure dates (June 30, 2019 in the case of Mr. D'Souza and May 1, 2019 in the case of Mr. Mehta) would not constitute a termination by the company without Cause.

The Employment Agreements applicable to Mr. Humphries, Ms. McLoughlin and Mr. Sinha also provide the following benefits upon the death of the employee (the version applicable to Mr. Frank does not include any death benefits):

- 1x ACI (100% of target), pro-rated for the portion of the year the employee served, payable in a lump sum;
- Acceleration of the entirety of any equity awards that would have vested solely upon continued service with the company; and
- Acceleration of any equity awards that had performance measurement periods ongoing, with the level of achievement determined by the Compensation Committee's good faith determination of the level of company achievement of the performance objectives for the portion of the performance measurement period that elapsed prior to death.

Pursuant to the Transition Agreement and Second Letter Agreement, respectively, in the event of death or disability before June 30, 2019, in the case of Mr. D'Souza, and before May 1, 2019, in the case of Mr. Mehta, each would be entitled to the same benefits as they would be entitled to in the event of a Qualifying Termination.

Cash severance payments are contingent on the executive officers executing and not revoking a waiver and release of claims against the company and complying with one-year post-termination non-competition and non-solicitation covenants (nine months in the case of Mr. D'Souza), a six-month post-termination intellectual property covenant and a perpetual confidentiality covenant. Upon any termination of employment, each executive officer will also be entitled to any amounts earned, accrued and owed but not yet paid to such executive officer as of the termination date and any benefits accrued and earned in accordance with the terms of any benefits plans or programs, and these amounts are not conditioned upon the release becoming effective.

NO EXCESS PARACHUTE PAYMENTS

The Employment Agreements also provide that in the event any payments under the Employment Agreements would constitute parachute payments under IRC Section 280G, then the payments under the Employment Agreements will be reduced by the minimum amount necessary so that no amounts paid will be non-deductible to the company or subject to the excise tax imposed under IRC Section 4999.

Calculation of Potential Payments

The following table shows potential payments to our NEOs under the Employment Agreements in effect on December 31, 2018 (as opposed to April 1, 2019 in the table on **page 56**) in the event of a Qualifying Termination prior to or within 12 months following a change in control. After the period of 12 months following a change in control, the potential payments upon a Qualifying Termination, absent another change in control, revert to those prior to a change in control as set forth below. Potential payments are calculated assuming a December 31, 2018 Qualifying Termination date and, where applicable, using the closing price of our common stock of $63.48 on December 31, 2018, as reported on Nasdaq.

Name	Trigger	Salary and Bonus	Benefits	Awards Acceleration / Extension	Total
Francisco D'Souza	Qualifying Termination Prior to Change in Control	$2,250,000	$16,759	$10,639,248	$12,906,007
	Qualifying Termination Following Change in Control	$3,000,000	$16,759	$22,659,440	$25,676,199
	Death or Disability	$1,500,000	—	$22,659,440	$24,159,440
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Rajeev Mehta	Qualifying Termination Prior to Change in Control	$1,950,000	$22,510	$ 6,183,142	$ 8,155,652
	Qualifying Termination Following Change in Control	$2,600,000	$22,510	$19,374,858	$21,997,367
	Death or Disability	$1,300,000	—	$13,290,554	$14,590,554
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Karen McLoughlin	Qualifying Termination Prior to Change in Control	$1,400,000	$17,315	$ 3,170,572	$ 4,587,887
	Qualifying Termination Following Change in Control	$2,100,000	$17,315	$ 6,783,695	$ 8,901,010
	Death or Disability	$ 700,000	—	$ 6,783,695	$ 7,483,695
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Malcolm Frank	Qualifying Termination Prior to Change in Control	$ 980,833	$15,863	$ 2,881,040	$ 3,877,737
	Qualifying Termination Following Change in Control	$1,070,000	$15,863	$ 6,163,305	$ 7,249,169
	Death or Disability	—	—	—	—
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
DK Sinha	Qualifying Termination Prior to Change in Control	$ 950,000	$15,976	$ 2,245,922	$ 3,211,898
	Qualifying Termination Following Change in Control	$1,425,000	$15,976	$ 4,245,542	$ 5,686,519
	Death or Disability	$ 475,000	—	$ 4,245,542	$ 4,720,542
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—

Audit Matters

Ratification of Appointment of Independent Registered Public Accounting Firm

WHAT ARE YOU VOTING ON?

Our Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit our consolidated financial statements and our internal control over financial reporting for 2019. We are asking our shareholders to ratify this appointment of PwC. Although ratification is not required by our by-laws or otherwise, the board values the opinions of our shareholders and believes that shareholder ratification of the Audit Committee's selection is a good corporate governance practice. If the selection is not ratified, the committee will take this fact into consideration in determining whether it is appropriate to select another independent auditor for 2019 or future years. Even if the selection is ratified, the committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of the company and its shareholders.

✓ **The board unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019.**

Auditor Review and Engagement Process

The Audit Committee is directly responsible for the appointment, compensation (including negotiation and approval of the audit fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The committee and its chairperson are directly involved in the selection of the lead audit partner at the start of each rotation.

To ensure continuing audit independence:

- The Audit Committee periodically considers whether there should be a change of the accounting firm that is retained, and considers the advisability and potential impact of selecting a different accounting firm;
- Neither the accounting firm nor any of its members is permitted to have any direct or indirect financial interest in or any connection with us in any capacity other than as our auditors, providing audit and non-audit related services; and
- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide services to our company. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years.

The members of the committee and the board believe that the continued retention of PwC to serve as the company's independent registered public accounting firm is in the best interests of the company and its shareholders.

Auditor Attendance at the Annual Meeting

We expect PwC representatives to attend the annual meeting. They will have an opportunity to make a statement if they wish and are expected to be available to respond to appropriate questions from shareholders.

Audit Committee Pre-Approval Policy and Procedures

The Audit Committee has adopted a policy that generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the committee or the engagement is entered into pursuant to one of the pre-approval procedures described below. From time to time, the committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided. The committee has also delegated to Maureen Breakiron-Evans, its current chairperson, the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any such approval of services pursuant to this delegated authority is reported on at the next committee meeting. During 2017 and 2018, the committee approved all services provided to us by PwC that are subject to the pre-approval procedures in accordance with our pre-approval policy.

Auditor Fees

FEES

The following table summarizes the fees of PwC, our independent registered public accounting firm, for each of the last two fiscal years.

Fee Category	2017	2018
Audit Fees	$ 6,421,600	$ 6,164,300
Audit-Related Fees	4,063,100	4,830,100
Tax Fees	710,200	1,440,900
All Other Fees	911,000	1,096,900
Total Fees	**$12,105,900**	**$13,532,200**

Audit Fees – Audit fees consist of fees for the audit of our consolidated financial statements (including services necessary for rendering an opinion under Section 404 of the Sarbanes-Oxley Act), the review of our interim quarterly financial statements, and other professional services provided in connection with statutory and regulatory filings or engagements. Audit fees in 2017 were higher than in 2018 principally due to additional audit procedures in 2017 related to the company's internal investigation described in Note 2 of the Consolidated Financial Statements in our 2018 Annual Report, including the remediation of the related material weakness, and the adoption of the New Revenue Standard.

Audit-Related Fees – Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees". These services relate to attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting matters, and independent assessment of controls related to outsourcing services. The increase in audit-related fees from 2017 to 2018 was principally due to financial due diligence services related to business combinations.

Tax Fees – Tax fees comprise fees for a variety of permissible services relating to tax compliance, tax planning and tax advice. These services include assistance in complying with local transfer pricing requirements, assistance with local tax audits and assessments, withholding tax and indirect tax matters, preparation and filing of local tax returns, and technical advice relating to local and international tax matters. The increase in tax fees from 2017 to 2018 was principally related to tax advisory services, including services related to foreign payroll taxes, research and development tax credits and domestic sales taxes.

All Other Fees – For both 2017 and 2018, other fees primarily relate to advisory fees for immigration services outside the United States and benchmarking services.

Audit Committee Report

The Audit Committee has furnished the following report:

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Audit Committee of the board acts under a written charter, which is available in the "Corporate Governance" section of the "About Cognizant" page of the company's website located at *www.cognizant.com*. The members of the committee are independent directors, as defined in its charter and the rules of The Nasdaq Stock Market LLC. The committee held 8 meetings during 2018. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The company's independent registered public accounting firm ("auditor") is responsible for performing an independent integrated audit of the company's annual financial statements and management's assessment of the effectiveness of the company's internal control over financial reporting. The committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed the company's audited financial statements for the fiscal year ended December 31, 2018 and has discussed these financial statements with management and the company's auditor. The committee has also received from, and discussed with, the company's auditor various communications that such auditor is required to provide to the committee, including the matters required to be discussed by Statement on Auditing Standards No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board ("PCAOB"), as may be modified or supplemented. The company's auditor also provided the committee with formal written statements required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence) describing all relationships between the auditor and the company, including the disclosures required by the applicable requirements of the PCAOB regarding the auditor's communications with the committee concerning independence. In addition, the committee discussed with the auditor its independence from the company. The committee also considered whether the auditor's provision of certain other non-audit related services to the company is compatible with maintaining such firm's independence.

Based on its discussions with management and the auditor, and its review of the representations and information provided by management and the auditor, the committee recommended to the board that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

By the Audit Committee of the Board of Directors of Cognizant Technology Solutions Corporation

ZEIN ABDALLA	MAUREEN BREAKIRON-EVANS	JONATHAN CHADWICK	JOHN E. KLEIN	LEO S. MACKAY, JR.	JOSEPH M. VELLI

Shareholder Proposals

PROPOSAL 4
Shareholder Proposal Regarding Political Disclosure

WHAT ARE YOU VOTING ON?

The following shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

❌ **The board unanimously recommends a vote AGAINST this proposal for the reasons discussed in the board's Statement of Opposition on page 61.**

The company has been advised that James McRitchie and Myra K. Young, 9295 Yorkship Court, Elk Grove, California 95758, beneficial owners of 100 shares of the company's common stock, intend to submit the proposal set forth below at the annual meeting. Mr. McRitchie and Ms. Young have delegated John Chevedden to act on their behalf regarding the proposal.

Proposal 4 – Political Disclosure

Resolved, that shareholders of Cognizant Technology Solutions Corporation ("Cognizant" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

    a. The identity of the recipient as well as the amount paid to each; and

    b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement: As long-term shareholders of Cognizant, we support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Publicly available records show Cognizant has contributed at least $100,000 in corporate funds since the 2010 election cycle (CQMoneyLine: http://moneyline.cq.com; National Institute on Money in State Politics: http://www.followthemoney.org).

However, relying on publicly available data does not provide a complete picture of the Company's electoral spending. For example, the Company's payments to trade associations that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including Symantec Corp., MasterCard Inc., and Visa Inc., which present this information on their websites.

The Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections. We urge your support for this critical governance reform.

Political Disclosure – Proposal 4

The Board's Statement of Opposition

The board UNANIMOUSLY recommends that shareholders vote AGAINST this proposal for the following reasons:

We have practices in place to ensure the appropriate disclosure and oversight of Cognizant's political activities. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and Cognizant is fully committed to complying with all applicable campaign finance laws. We have in place reporting and compliance procedures designed to ensure that our political contributions are made in accordance with applicable law, and our policy and procedures are set forth in our Core Values and Code of Ethics under the section entitled "Participating in Political and Lobbying Activities," which is available on our website at *https://www.cognizant.com/codeofethics.pdf*. All Cognizant employees are required to comply with these guidelines. Additionally, our Governance Committee assists the board in its oversight of the company's political activities. As disclosed in the committee's charter, which is publicly available on our website, the committee is responsible for overseeing the company's public affairs and public policy initiatives, including through periodic reviews of the company's policies, activities and expenditures with respect to political contributions.

Adequate information is already publicly available about Cognizant's political contributions. Cognizant is already subject to extensive federal, state and local public disclosure requirements. In accordance with federal election law, Cognizant is prohibited from using corporate funds for political contributions to federal candidates, political parties or committees. We have a non-partisan political action committee ("PAC"), funded entirely on a voluntary basis by eligible Cognizant employees. As provided by law, no corporate funds are used for the PAC. Federal Election Commission ("FEC") reports on political contributions by the PAC are available at *www.fec.gov*. As a result of these policies and mandatory public disclosure requirements, the board has concluded that ample public information exists regarding Cognizant's political contributions to alleviate the concerns cited in this proposal. Additionally, with respect to trade associations, we participate in various trade associations to keep abreast of and to advance business, technical and policy developments within our industry. Additionally, our membership in a particular trade association does not represent our agreement with all of the association's positions or views. Thus, disclosure of Cognizant's association dues would not provide our shareholders with a greater understanding of our business strategies, initiatives or values.

The board believes it is in the best interests of shareholders for Cognizant to participate in the political process where permitted by law. Cognizant is subject to extensive regulation at the federal and state levels and is involved in a number of legislative initiatives across a broad spectrum of policy areas, the outcome of which can have an immediate and significant effect on our business and operations. We ethically and constructively participate politically via the PAC to advance legislative and regulatory actions that further our business objectives and attempt to protect ourselves from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government.

The board believes the expanded disclosure requested in this proposal could place Cognizant at a competitive disadvantage by revealing our strategies and priorities. Because parties with interests adverse to Cognizant also participate in the political process to their business advantage, any unilateral expanded disclosure, above what is required by law and equally applicable to all similar parties engaged in public debate, could benefit adverse parties while harming the interests of Cognizant and its shareholders. The board believes any reporting requirements that go beyond those required under existing law should be applicable to all participants in the political process, rather than Cognizant alone (as the proponents request).

In short, the board believes this proposal is duplicative, unnecessary and not in the best interests of shareholders as a comprehensive system of reporting and accountability for political contributions already exists. If adopted, the proposal would cause us to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our shareholders.

Accordingly, the board unanimously recommends a vote AGAINST adoption of Proposal No. 4.

Shareholder Proposal Regarding Independent Board Chairman

WHAT ARE YOU VOTING ON?

The following shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

❌ **The board unanimously recommends a vote AGAINST this proposal for the reasons discussed in the board's Statement of Opposition on page 63.**

The company has been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of 100 shares of the company's common stock, intends to submit the proposal set forth below at the annual meeting.

Proposal 5 – Independent Board Chairman

Shareholders request our Board of Directors to adopt as a policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next Chief Executive Officer transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. These 5 majority votes would have been still higher if all shareholders had access to independent proxy voting advice.

Now is a good time to adopt this proposal since our current Chairman of the Board, John Klein, has 15-years tenure and it may be a good time soon to have director refreshment in this important position and make sure that Mr. Klein's successor is independent. Plus Mr. Klein is not a director at any other major Board which is important to bring new ideas to the role of Chairman of the Cognizant Board.

Stockholder proposals such as this have had a key role in improving the governance of our company. After receiving shareholder proposals Cognizant eliminated an uphill 67% shareholder vote requirements on certain important issues and adopted an improved right for shareholders to call for a special meeting.

Please vote yes:

Independent Board Chairman – Proposal 5

The Board's Statement of Opposition

The board <u>UNANIMOUSLY</u> recommends that shareholders vote <u>AGAINST</u> this proposal for the following reasons:

Determining the appropriate board leadership structure should be controlled by the board's independent directors, who understand the board's operation and the company's evolving needs. Determining the appropriate board leadership structure requires an intricate understanding of the workings of the board and the company and its needs. Moreover, the appropriate leadership structure for the board at one time may not be appropriate at another time as circumstances facing the company change. As such, the board believes that decisions about the board's leadership structure should be controlled by our independent directors, who have the necessary knowledge of the board's operation and the company's needs. Independent directors constitute a significant majority of the board (currently 9 of 11 directors), and the board's policy provides the independent directors with the flexibility to implement the board leadership structure that they believe is best suited for the board, and to make changes in the structure as appropriate over time. The rigid approach to board leadership advocated by the proponent is not the practice of the majority of companies in the S&P 500. The board believes that rather than taking a "one-size-fits-all" approach to board leadership, the board's fiduciary duties are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of Cognizant and our shareholders, taking into account Cognizant's circumstances at any given time.

An independent board chair requirement does not address a relevant concern for Cognizant shareholders given our historical practice of separating the roles of Chairman and CEO and having an independent Chairman. Cognizant has had an independent chairman for the past 15 years. Although the board does not have a formal policy mandating an independent chairman, the board has consistently determined that an independent chairman was in the best interests of the company and shareholders. John Klein, an independent director, served as our chairman from 2003 to September 2018. Mr. Patsalos-Fox, another independent director, succeeded Mr. Klein as chairman in September 2018 and currently serves as chairman (contrary to proponent's assertion that Mr. Klein remains the chairman). Given this historical practice, amending the company's governing documents to mandate an independent chairman is unnecessary to address a relevant shareholder concern and would significantly limit the board's ability to exercise its fiduciary duties.

Our corporate governance practices already provide the independent leadership and management oversight requested by this proposal. The board does not believe that a policy requiring an independent chairman is necessary to ensure that the board provides independent and effective oversight of Cognizant's business and management. Under the company's corporate governance guidelines, if the chairman of the board is not an independent director or the same person holds the CEO and chairman roles, the board will appoint an independent director to serve as lead director. Additionally, as required by the company's corporate governance guidelines, a majority of the board and each member of the Audit Committee, the Compensation Committee and the Governance Committee is "independent" under Nasdaq and SEC rules, which ensures that oversight of critical matters—such as the integrity of Cognizant's financial statements, the compensation of executive officers, the selection and evaluation of directors, and the development of corporate governance principles—is entrusted to independent directors. The board believes that its existing policies empower the independent directors to act independently of management and serve our shareholders.

For the reasons set forth above, the board unanimously recommends a vote AGAINST adoption of Proposal No. 5.

Shareholder Proposals and Nominees for the 2020 Annual Meeting

Shareholder Proposals

SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act ("Rule 14a-8").

- **When.** Any shareholder proposals submitted in accordance with Rule 14a-8 must be received at our principal executive offices no later than the close of business on December 20, 2019.
- **Where.** Proposals should be sent to our secretary. See "Helpful Resources" on **page 72**.
- **What.** Proposals must conform to and include the information required by Rule 14a-8.

Director Nominees via Proxy Access

Our by-laws permit a group of shareholders who have owned a significant amount of the company's common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (up to 25% of the board and in any event not less than two directors) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.

- **When.** Notice of director nominees under these by-law provisions must be received no earlier than November 20, 2019 and no later than the close of business on December 20, 2019. In the event that the date of the 2020 annual meeting is more than 30 days before or more than 70 days after June 4, 2020, then our secretary must receive such written notice not earlier than the close of business on the 150th day prior to the 2020 annual meeting and not later than the close of business on the later of the 120th day prior to the 2020 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company.
- **Where.** Notice should be addressed to our secretary. See "Helpful Resources" on **page 72**.
- **What.** Notice must include the information required by our by-laws, a copy of which is available on our website or upon request to our secretary. See "Helpful Resources" on **page 72**.

Other Proposals or Director Nominees

Our by-laws require that any shareholder proposal, including a director nomination, that is not submitted for inclusion in next year's proxy statement (either under Rule 14a-8 or our proxy access by-laws), but is instead sought to be presented directly at such meeting, must be received by our secretary in writing not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting.

- **When.** Shareholder proposals or director nominations submitted under these by-law provisions must be received no earlier than the close of business on February 5, 2020 and no later than the close of business on March 6, 2020. In the event that the date of the 2020 annual meeting is more than 30 days before or more than 70 days after June 4, 2020, then our secretary must receive any such proposal not earlier than the close of business on the 120th day prior to the 2020 annual meeting and not later than the close of business of the later of the 90th day prior to the 2020 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company.
- **Where.** Proposals should be sent to our secretary. See "Helpful Resources" on **page 72**.
- **What.** Proposals must include the information required by our by-laws, a copy of which is available on our website or upon request to our secretary. See "Helpful Resources" on **page 72**.

Management Discretion to Vote Proxies on These Proposals

SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with the above deadlines and, in certain other cases, notwithstanding the shareholder's compliance with these deadlines.

Non-Compliant Proposals

The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the requirements set forth above or other applicable requirements.

Shareholder Proposals

Additional Information

Proxy Statement and Proxy Solicitation

About This Proxy Statement and the Annual Meeting

This proxy statement is furnished in connection with the solicitation by the board of proxies to be voted at our annual meeting to be held on Tuesday, June 4, 2019, at 9:30 am Eastern Time, via live webcast, and at any continuation, postponement or adjournment thereof. Holders of record of shares of common stock as of April 8, 2019, the record date, will be entitled to notice of and to vote at the annual meeting and any continuation, postponement or adjournment thereof. As of the record date, there were 569,276,448 shares of common stock issued and outstanding and entitled to vote at the annual meeting. Each share of common stock is entitled to one vote on any matter presented to shareholders at the meeting.

At the annual meeting, our shareholders will be asked to vote on the management proposals and shareholder proposals set forth on **page 4**. The board recommends that you vote your shares as indicated on **page 4**. If you return a properly completed proxy card, or vote your shares by telephone or over the Internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the board's recommendations set forth on **page 4**. We know of no other business that will be presented at the annual meeting. If any other matter properly comes before the shareholders for a vote at the annual meeting, however, the proxy holders named on the company's proxy card will vote your shares in accordance with their best judgment.

Notice of Internet Availability of Proxy Materials

As permitted by SEC rules, Cognizant is making this proxy statement and its 2018 Annual Report available to certain of its shareholders electronically via the Internet. On or about April 18, 2019, we mailed to these shareholders a Notice of Internet Availability of Proxy Materials (the "Internet Notice") containing instructions on how to access this proxy statement and our 2018 Annual Report and vote online. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this proxy statement and 2018 Annual Report. The Internet Notice also instructs you on how you may submit your proxy over the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice.

Printed Copies of Our Proxy Materials and Householding

Some of our shareholders received printed copies of our proxy statement, 2018 Annual Report and proxy card. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple shareholders who share an address, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. ("Broadridge") at 866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a shareholder sharing an address with another shareholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

Solicitation of Proxies

The accompanying proxy is solicited by and on behalf of the board, whose Notice of Annual Meeting is included with this proxy statement, and the entire cost of such solicitation will be borne by us. In addition to the use of mail, proxies may be solicited by personal interview, telephone, e-mail and facsimile by our directors, officers and other employees who will not be specially compensated for these services. We have engaged Innisfree M&A Incorporated to assist us with the solicitation of proxies. We expect to pay Innisfree a fee of $20,000 plus reimbursement for out-of-pocket expenses for its services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith.

Communications to the Board from Shareholders

Under procedures approved by a majority of our independent directors, our chairman, general counsel and secretary are primarily responsible for monitoring communications from shareholders and, if they relate to important substantive matters and include suggestions or comments that our chairman, general counsel and secretary consider to be important for the directors to know, providing copies or summaries to the other directors. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

The board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Shareholders who wish to send communications on any topic to the board should address such communications to the board or our general counsel and secretary. See "Helpful Resources" on **page 72**.

Annual Meeting Q&A

Questions and Answers About the 2019 Annual Meeting

Who is entitled to vote at the annual meeting?

The record date for the annual meeting is April 8, 2019. You are entitled to vote at the annual meeting only if you were a shareholder of record at the close of business on that date, or if you hold a valid proxy for the annual meeting. The only class of stock entitled to be voted at the annual meeting is our common stock. Each outstanding share of common stock is entitled to one vote for all matters before the annual meeting. At the close of business on the record date, there were 569,276,448 shares of common stock issued and outstanding and entitled to vote at the annual meeting.

What is the difference between being a "record holder" and holding shares in "street name"?

A record holder holds shares in his or her name. Shares held in "street name" means shares that are held in the name of a bank or broker on a person's behalf.

Am I entitled to vote if my shares are held in "street name"?

Yes. If your shares are held by a bank or a brokerage firm, you are considered the "beneficial owner" of those shares held in "street name". If your shares are held in street name, these proxy materials are being provided to you by your bank or brokerage firm, along with a voting instruction card if such bank or brokerage firm received printed copies of our proxy materials. As the beneficial owner, you have the right to direct your bank or brokerage firm how to vote your shares, and the bank or brokerage firm is required to vote your shares in accordance with your instructions. If your shares are held in street name, and you wish to vote your shares at the annual meeting, you may join the annual meeting live webcast following the instructions provided under "How do I join the annual meeting live webcast?" below.

How many shares must be present to hold the annual meeting?

A quorum must be present at the annual meeting for any business to be conducted. The presence at the annual meeting, via live webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum.

Who can attend the annual meeting live webcast?

You may attend the annual meeting only if you are a Cognizant shareholder who is entitled to vote at the annual meeting, or if you hold a valid proxy for the annual meeting.

How do I join the annual meeting live webcast?

The annual meeting will be a virtual meeting of shareholders conducted via a live webcast that provides shareholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe that a virtual meeting will provide expanded shareholder access and participation and improved communications. You will be able to vote your shares electronically at the virtual meeting.

To attend and submit your questions during the virtual meeting, please visit *www.virtualshareholdermeeting.com/CTSH2019*. To participate and vote during the annual meeting, you will need the 16-digit control number included on your Internet Notice or on your proxy card. Beneficial shareholders who do not have a control number may gain access to and vote at the meeting by logging in to their broker, brokerage firm, bank or other nominee's website and selecting the shareholder communications mailbox to access the meeting; instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.

If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

What if a quorum is not present at the annual meeting?

If a quorum is not present at the scheduled time of the annual meeting, the chairperson of the meeting is authorized by our by-laws to adjourn the meeting without the vote of shareholders.

What does it mean if I receive more than one Internet Notice or more than one set of proxy materials?

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Internet Notice or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

How do I vote by proxy?

We recommend that shareholders vote by proxy even if they plan to attend and vote during the annual meeting. If you are a shareholder of record, there are three ways to vote by proxy:

- **Use the Internet.** You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Internet Notice or proxy card;
- **Call.** You can vote by telephone by calling 800-690-6903 and following the instructions on the proxy card; or
- **Mail Your Proxy Card.** You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 3, 2019.

If your shares are held in street name through a bank or broker, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning shares through certain banks and brokers.

Can I change my vote after I submit my proxy?

Yes. If you are a registered shareholder, you may revoke your proxy and change your vote:

- by submitting a duly executed proxy bearing a later date;
- by granting a subsequent proxy through the Internet or telephone;
- by giving written notice of revocation to the secretary of Cognizant prior to the annual meeting; or
- by attending and voting during the annual meeting live webcast.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the annual meeting itself will not revoke your proxy unless you give written notice of revocation to the secretary before your proxy is voted or you vote at the annual meeting.

If your shares are held in street name, you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Whom should I contact if I have questions or need assistance voting?

Please contact Innisfree M&A Incorporated, our proxy solicitor assisting us in connection with the annual meeting. Shareholders in the United States may call toll free at 888-750-5834. Banks and brokers and shareholders located outside of the United States may call collect at 212-750-5833.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc., our inspector of election, will tabulate and certify the votes.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the board. The board's recommendations for each proposal are set forth on **page 4**, as well as with the description of each proposal in this proxy statement.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Proposal	Votes required	Effect of Abstentions and Broker Non-Votes
Proposal 1: Election of directors	Votes cast "for" exceed votes cast "against".	No effect.
Proposal 2: Advisory (non-binding) vote on executive compensation (Say-on-Pay)	Majority of votes cast.	No effect.
Proposal 3: Ratification of appointment of independent registered public accounting firm	Majority of votes cast.	Abstentions will have no effect; no broker non-votes expected.
Proposal 4: Shareholder proposal regarding political disclosure	Majority of votes cast.	No effect.
Proposal 5: Shareholder proposal regarding independent board chairman	Majority of votes cast.	No effect.

What is an abstention and how will abstentions be treated?

An "abstention" represents a shareholder's affirmative choice to decline to vote on a proposal. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions will have no effect on any of the proposals before the annual meeting.

What are broker non-votes and do they count for determining a quorum?

Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of PwC as our independent registered public accounting firm, without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, we expect that a broker will not be entitled to vote shares held for a beneficial owner on all of the other proposals to be voted on at the annual meeting. Broker non-votes count for purposes of determining whether a quorum is present.

Where can I find the voting results of the annual meeting of shareholders?

We plan to announce preliminary voting results at the annual meeting and we will report the final results in a Current Report on Form 8-K, which we intend to file with the SEC shortly after the annual meeting.

Where do I direct requests for materials mentioned in this proxy statement and how do I contact Cognizant's secretary?

Please direct requests for materials mentioned in this proxy statement or other inquiries to our secretary. See "Helpful Resources" on **page 72** for how to contact our secretary.

Cognizant's Annual Report on Form 10-K

A copy of Cognizant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 ("2018 Annual Report"), including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any shareholder of record on April 8, 2019, without charge, upon written request addressed to our secretary. See "Helpful Resources" on **page 72**. A reasonable fee will be charged for copies of exhibits. You also may access this proxy statement and our 2018 Annual Report at *www.proxyvote.com* and at *www.cognizant.com*.

Forward-Looking Statements and Non-GAAP Financial Measures

Forward-Looking Statements

This proxy statement, and the letter to shareholders included with this proxy statement, include statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, our expectations regarding opportunities in the marketplace, investment in and growth of our business, our shift to digital services and solutions and our anticipated financial performance, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions, changes in the regulatory environment, including with respect to immigration and taxes, and the other factors discussed in the company's most recent Annual Report on Form 10-K and other filings with the SEC. The company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

Non-GAAP Financial Measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of our non-GAAP financial measures to the corresponding GAAP measures, set forth in the following table, should be carefully evaluated.

In late 2018, we announced a plan to modify our non-GAAP financial measures going forward. Our historical non-GAAP financial measures, non-GAAP operating margin, non-GAAP income from operations and non-GAAP diluted EPS, exclude stock-based compensation expense, acquisition-related charges and unusual items, such as realignment charges and in 2018, the initial funding of the Cognizant U.S. Foundation. Our non-GAAP diluted EPS additionally excludes net non-operating foreign currency exchange gains or losses and unusual items, such as the effect of the net income tax expense and benefit related to the enactment of the U.S. Tax Cuts and Jobs Act of 2017 (the "Tax Reform Act") in 2018 and 2017, respectively, the effect of the recognition of an income tax benefit previously unrecognized in our consolidated financial statements related to a specific uncertain tax position in 2017, the effect of an incremental income tax expense related to the India Cash Remittance in 2016 (as described in our 2018 Annual Report), and the tax impacts of all applicable adjustments. Our new non-GAAP financial measures, Adjusted Operating Margin and Adjusted Income From Operations, exclude only unusual items and Adjusted Diluted EPS additionally excludes net non-operating foreign currency exchange gains or losses and the tax impact of all applicable adjustments. The income tax impact of each item is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred.

We believe providing investors with an operating view consistent with how we manage the company provides enhanced transparency into our operating results. For our internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for our executive officers and for making comparisons of our operating results to those of our competitors. Therefore, it is our belief that the use of non-GAAP financial measures excluding certain costs provides a meaningful supplemental measure for investors to evaluate our financial performance. We believe that changing our historical non-GAAP financial measures, as discussed above, will result in non-GAAP financial measures that more closely align with how we intend to manage the Company. We believe that the presentation of our new non-GAAP financial measures (Adjusted Income from Operations, Adjusted Operating Margin and Adjusted Diluted EPS) as well as our historical non-GAAP financial measures (non-GAAP income from operations, non-GAAP operating margin and non-GAAP diluted EPS) along with reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures do not reflect all of the amounts associated with our operating results as determined in accordance with GAAP and may exclude costs that are recurring, namely stock-based compensation expense, certain acquisition-related charges, and net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from our non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

Reconciliation to GAAP Financial Measures

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for the years ended December 31.

(Dollars in millions, except per share data)	2016	% of Revenues	2017	% of Revenues	2018	% of Revenues
GAAP income from operations and operating margin	**$2,289**	**17.0%**	**$2,481**	**16.8%**	**$2,801**	**17.4%**
Realignment charges[1]	—	—	72	0.5	19	0.1
Initial funding of Cognizant U.S. Foundation[2]	—	—	—	—	100	0.6
Adjusted Income From Operations and Adjusted Operating Margin	**$2,289**	**17.0%**	**$2,553**	**17.3%**	**$2,920**	**18.1%**
Stock-based compensation expense[3]	217	1.6	221	1.5	267	1.6
Acquisition-related charges[4]	130	0.9	138	0.9	158	1.0
Non-GAAP income from operations and non-GAAP operating margin	**$2,636**	**19.5%**	**$2,912**	**19.7%**	**$3,345**	**20.7%**
GAAP diluted EPS	**$ 2.55**		**$ 2.53**		**$ 3.60**	
Effect of realignment charges and initial funding of Cognizant U.S. Foundation, as applicable, pre-tax	—		0.12		0.20	
Effect of non-operating foreign currency exchange losses (gains), pre-tax[5]	0.04		(0.12)		0.26	
Tax effect of above adjustments[6]	—		(0.06)		(0.03)	
Effect of net incremental income tax expense related to the Tax Reform Act[7]	—		1.04		(0.01)	
Effect of recognition of income tax benefit related to an uncertain tax position [8]	—		(0.09)		—	
Effect of incremental income tax expense related to the India Cash Remittance[9]	0.39		—		—	
Adjusted Diluted EPS	**$ 2.98**		**$ 3.42**		**$ 4.02**	
Effect of stock-based compensation expense and acquisition-related charges, pre-tax	0.57		0.60		0.73	
Tax effect of stock-based compensation expense and acquisition-related charges[6]	(0.16)		(0.25)		(0.18)	
Non-GAAP diluted EPS	**$ 3.39**		**$ 3.77**		**$ 4.57**	

[1] Realignment charges include severance costs, lease termination costs, and advisory fees related to non-routine shareholder matters and to the development of our realignment and return of capital programs, as applicable. The total costs related to the realignment are reported in Selling, general and administrative expenses in our consolidated statements of operations. See Note 5 of the Consolidated Financial Statements in our 2018 Annual Report.

[2] In 2018, we provided $100 million of initial funding to Cognizant U.S. Foundation, which is focused on science, technology, engineering and math education in the United States.

[3] Stock-based compensation expense reported in:

(in millions)	For the years ended December 31,		
	2016	2017	2018
Cost of revenues	$ 53	$ 55	$ 62
Selling, general and administrative expenses	164	166	205

[4] Acquisition-related charges include amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs, as applicable.

[5] Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in Foreign currency exchange gains (losses), net in the Consolidated Statements of Operations in our 2018 Annual Report.

Additional Information

Presented below are the tax impacts of each of our non-GAAP adjustments to pre-tax income:

(in millions)	For the years ended December 31,		
	2016	2017	2018
Non-GAAP income tax benefit (expense) related to:			
Realignment charges	$ —	$ 25	$ 5
Initial funding of Cognizant U.S. Foundation	—	—	28
Foreign currency exchange gains and losses	5	10	(12)
Stock-based compensation expense	49	101	66
Acquisition-related charges	46	48	38

The effective income tax rate related to each of our non-GAAP adjustments varies depending on the jurisdictions in which such income and expenses are generated and the statutory rates applicable in those jurisdictions.

7   In 2017, in connection with the enactment of the Tax Reform Act, we recorded a one-time provisional net income tax expense of $617 million. In 2018, we finalized our calculation of the one-time net income tax expense related to the enactment of the Tax Reform Act and recognized a $5 million income tax benefit, which reduced our provision for income taxes.

8   In 2017, we recognized an income tax benefit previously unrecognized in our consolidated financial statements related to a specific uncertain tax position of $55 million. The recognition of the benefit in 2017 was based on management's reassessment regarding whether this unrecognized tax benefit met the more-likely-than-not threshold in light of the lapse in the statute of limitations as to a portion of such benefit.

9   In 2016, as a result of the India Cash Remittance, we incurred an incremental income tax expense of $238 million.

Helpful Resources

Weblinks

Board of Directors

Cognizant Board — *https://www.cognizant.com/about-cognizant/board-of-directors*

Board Committee Charters

Audit Committee	*https://www.cognizant.com/about-cognizant-resources/audit-committee-charter.pdf*
Finance Committee	*https://www.cognizant.com/about-cognizant-resources/finance-committee-charter.pdf*
Management Development and Compensation Committee	*https://www.cognizant.com/about-cognizant-resources/management-development-and-compensation-committee-charter.pdf*
Nominating, Governance and Public Affairs Committee	*https://www.cognizant.com/about-cognizant-resources/nominating-governance-and-public-affairs-committee-charter.pdf*

Financial Reporting

2018 Annual Report — *https://www.cognizant.com/investors#annual-report*

Cognizant

Corporate Website — *https://www.cognizant.com/*

Leaders — *https://www.cognizant.com/about-cognizant/executive-leadership*

Investor Relations — *https://www.cognizant.com/investors*

Governance Documents

By-laws — *https://www.cognizant.com/about-cognizant-resources/by-laws.pdf*

Certificate of Incorporation — *https://www.cognizant.com/about-cognizant-resources/certificate-of-incorporation.pdf*

Code of Ethics — *https://www.cognizant.com/codeofethics.pdf*

Corporate Governance Guidelines — *https://www.cognizant.com/about-cognizant-resources/corporate-governance-guidelines.pdf*

Weblinks are provided for convenience only and the content on the referenced websites does not constitute a part of this proxy statement.

Contacts

Company Contacts

Board
Fax: 201-801-0243
corporategovernance@cognizant.com

Secretary
Fax: 201-801-0243
corporategovernance@cognizant.com

General Counsel
Fax: 201-801-0243
generalcounsel@cognizant.com

Chief Compliance Officer
Fax: 201-801-0243
chiefcomplianceofficer@cognizant.com

...or mail to our principal executive offices, attention to the applicable contact

Our Principal Executive Offices

Cognizant Technology Solutions
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666

To Request Copies of the Internet Notice or Proxy Materials

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Broadridge
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Phone: 866-540-7095

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Shareholders in the United States call toll-free: 888-750-5834
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